More Lives Saved

Annual and Sustainability Report 2023

Autoliv

CONTENT

'23

Autoliv at a Glance
Sustainability

Forward-Looking Statements

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2023, and subsequent SEC filings, for factors that could affect the Company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of January 26, 2024. Autoliv has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The Company is under no obligation to update any part of this document.

Cover: One of our latest steering wheels include an interactive screen that enhances the driving experience. The display is integrated into the steering wheel, and feature mini-LED and multi-touch technologies to enable easier interactions, making driving safer.

Location and Capabilities

Headquartered in Stockholm, Sweden. Incorporated in Delaware, United States

Location 3)	Headcount	Tech center	Production				Sales support
						Other 2)	
BRAZIL[1]	1,159		●	●	●		●
CANADA	448					●	
CHINA[1]	9,466	●	●	●	●	●	●
ESTONIA[1]	895			●		●	
FRANCE	1,669	●	●		●	●	●
GERMANY	783	●					●
HUNGARY[1]	1,680			●			
INDIA[1]	4,178	●	●	●	●	●	●
INDONESIA[1]	193		●	●	●		
JAPAN	2,184	●	●	●	●	●	●
MALAYSIA[1]			●	●	●		
MEXICO[1]	15,615	●	●	●	●	●	
PHILIPPINES[1]	1,291				●		
POLAND[1]	2,343	●	●			●	
ROMANIA[1]	10,010	●		●	●	●	●
SOUTH AFRICA[1]	234		●	●			
SOUTH KOREA	480	●	●				●
SPAIN	421		●				●
SWEDEN	538	●				●	●
SWITZERLAND	20					●	
THAILAND[1]	4,516		●	●	●	●	
TUNISIA[1]	4,397				●		
TURKEY[1]	3,055		●	●	●	●	●
UNITED KINGDOM	250					●	
USA	4,321	●	●			●	●

1) Defined as a best-cost country. 2) Includes weaving and sewing of textile cushions and seatbelt webbing, inflators, and components for airbag and seatbelt products. 3) Our operations in Russia are currently suspended and offices in Italy and the Netherlands are closing in 2024.

The World's Largest Automotive Safety Supplier

Share of total sales by division



AMERICAS
34%

EUROPE
27%

ASIA
19%

CHINA
20%

Autoliv, Inc. (NYSE: ALV; Nasdaq Stockholm: ALIV.sdb) is the worldwide leader in automotive safety systems. At Autoliv, we challenge and redefine the standards of mobility safety to sustainably deliver leading solutions. We develop, manufacture and market protective systems, such as airbags, seatbelts, and steering wheels, for all major automotive manufacturers in the world. In 2023, our products saved 35,000 lives and reduced more than 450,000 injuries.

A major focus area for us is new safety solutions driven by the evolution of the global automotive market trends. To extend into new market areas beyond light vehicles and occupant safety, Autoliv's Mobility Safety Solutions (MSS) complements our core business by pursuing new areas for profitable growth in adjacent markets. Our focus is on areas where we can leverage our technological know-how, operational capabilities, and global footprint. In 2023, we focused on commercial vehicles, electrical safety solutions like pyrotechnical safety switches and safety products for motorcycles and bikes.

The rise of electric vehicles (EVs) and connected cars in the global market is one of the trends that are currently transforming the automotive industry. We are well-positioned to sustainably adapt to the business opportunities that come with these changes.

Key Figures
2023



$10.5b
net sales



8.8%
adj. operating margin*



$982m
operating cash flow



23%
renewable electricity use



70,300
associates worldwide



45%
market share



29%
improvement in GHG emissions intensity



$577m
shareholder returns

*) Non-U.S. GAAP Measure. See "Non-U.S. GAAP Performance Measures" section in the 10-K filed with the SEC.



35,000
Lives Saved

Colleagues at Autoliv in Michigan U.S. celebrating Autoliv´s 70 years anniversary.



Transforming with a Changing Industry

The world is changing at an accelerating pace and Autoliv launched a number of strategic initiatives in 2023 to meet the needs of its customers, to enhance shareholder value, and deliver safe mobility solutions for society. During the year, Autoliv delivered significantly improved profits supported by new collaborations, footprint optimization, structural cost reductions, cost compensations, and a committed focus on sustainability, innovation, and quality.

Market development

It was an intense and challenging year for the automotive industry. 2023 was marked by inflationary pressure and strong development for domestic Chinese OEMs (vehicle manufacturers). Despite the inflationary environment and rising interest rates, global car production increased by almost 10% and, according to S&P Global, is expected to grow by one million vehicles per year in the coming five years. We have also continued to see supply chain stability improvements, with reduced customer call off volatility throughout the year, although the progress stagnated in the second half of the year.

The rise of electric vehicles (EVs) and connected cars, and the emergence of Chinese OEMs on the global scene are some of the trends that are currently transforming the automotive industry. We are well-positioned to sustainably manage the business opportunities that come with these changes.

Strong financial performance

Throughout 2023, we implemented several strategic initiatives to meet the needs of the evolving global automotive industry, such as successfully negotiating price adjustments, optimizing our footprint, and implementing structural cost reductions. As a result, we have delivered a significantly improved profit, in line with our guidance at the beginning of the year.

At our Investor Day in June, we reiterated our target of a 12% adjusted operating margin*. We have built a solid foundation in 2023, and expect 2024 to be an important step towards our financial targets.

Reshaping Autoliv to meet the market today and in the future

In June, we announced forceful actions and footprint optimization to respond to a prolonged challenging market environment and our intention to reduce our workforce by up to 2,000 indirect employees. Most of these reductions are now communicated and we aim to complete these activities by 2026. This unfortunately means that we have to part ways with a number of Autoliv team members in order to secure our long-term competitiveness.

The footprint optimization is particularly focused on Europe, with consolidations in Germany, France and Sweden and planned site closures in the UK, Italy and the Netherlands. These actions will help to strengthen the company's competitive position in the long term, adapting it to a substantially lower level of light vehicle production in postpandemic Europe.

A relentless focus on quality and innovation

Quality is at the heart of everything we do and we continuously strive to improve our performance. This requires us to always focus on quality across the value chain and, as part of our product life-cycle management program, we continue to develop a proactive End-to-End approach to achieve Zero Defects.

Autoliv's Mobility Safety Solutions (MSS) is complementing our core business by pursuing new, attractive areas for profitable growth in adjacent markets. We are focusing on areas where we can leverage our technological know-how, operational capabilities, and global footprint. In 2023, our efforts primarily focused on the products for commercial vehicles, electrical safety solutions like pyrotechnical safety switches, and safety systems for motorcycles and bikes.

A strong position with fast-growing Chinese OEMs

China manufactures the most EVs in the world and has become the leading light vehicle exporter. It is encouraging for our medium- and long-term potential that we continue to improve our position with China's fast-growing domestic OEMs.

We announced several collaborations with Chinese OEMs in

*) Non-U.S. GAAP Measure. See "Non-U.S. GAAP Performance Measures" section in the 10-k filed with the SEC.

2023 that are allowing us to bring new innovations to the market at a rapid pace. We signed strategic cooperation agreements with NIO, Chery, and Great Wall Motor. Together, we are driving innovation and developing advanced technologies with a focus on quality and addressing opportunities and challenges in the rapidly evolving global automotive market.

New safety products to meet evolving customer demands
Already the market leader in safety products for light vehicles, we are well-positioned to meet the needs for additional safety for EVs as well as motorcycles and bikes. We view the strong electric vehicle trend as positive as the electrification can create demand for new safety solutions and more advanced products. We are well-positioned regardless of how the demand for electric vehicles develops as we have a strong presence with both EV and internal combustion engine (ICE) platforms.

The Bernoulli Airbag™ is a recent example of how we innovate to sustainably adapt to the business opportunities that come with evolving customer and market demands. This new technology enables cost-efficient large airbags like the ones needed in newer electric vehicles with roomier cockpits and comfortable seating.

We are also pioneering improved safety for more than 500 million road users through our holistic approach to motorcycle and bikes safety. The first new motorcycle safety product to reach the market will be the Bag-on-Bike airbag. This airbag can significantly reduce the risk of serious injury for powered two-wheeler riders in frontal crashes.

Sustainability – an integral part of our business
Sustainability is an integral part of our vision of Saving More Lives and a fundamental driver for market differentiation and stakeholder value creation. Our products save 35,000 lives and reduce more than 450,000 injuries every year. Our ambition is to save 100,000 lives per year.

Our business directly contributes to the realization of several UN Sustainable Development Goals (SDGs) and, as a UN Global Compact signatory, we are committed to following its principles.

Autoliv supports the UN Road Safety Fund (UNRSF) and its mission to increase awareness and availability of life-saving products where they are most needed. Through Autoliv's collaboration with the UNRSF, we contribute our knowledge and experience of global traffic safety challenges, while gaining additional insights into the most challenging road safety situations facing the world today.

Autoliv is committed to providing safe and healthy working conditions for our employees. We make health and safety an integral part of everyday business by integrating it into our production system and throughout all our projects and processes. In 2023, we took several steps to better manage high-risk activities. Risk assessments and implementing new ways of working support an even safer work environment.

As part of our Green Factory program, we identify areas that will help us save both energy and costs. Our manufacturing facilities carry out assessments covering energy use, greenhouse gas (GHG) emissions, water, and waste, to assess their performance and identify opportunities for improvement.
We are committed to climate action. During the year, we made progress in reducing GHG emissions from our own operations. For example, year-over-year we reduced GHG emissions from our own operations by 17%. I also want to highlight our use of renewable electricity, which has increased from 1% in 2021, to 13% in 2022, to 23% in 2023. I am proud of our team's success and eager to see continued action throughout all parts of Autoliv.

For 70 years, we have been pioneers in automotive safety and we have delivered many world firsts to the market.

Celebrating 70 years of Saving More Lives
In 2023, we celebrated our 70th anniversary. Since our founding, we have been pioneers in automotive safety and we have delivered many world firsts to the market. Brave decisions, a focus on quality and innovation, and a desire to remain at the technological forefront have made Autoliv the worldwide market leader.

In 2023, our colleagues took part in global birthday celebrations. Together, we celebrated seven decades of Saving More Lives in our plants and offices across the world.

I am proud of the outstanding efforts of the Autoliv team and what the team continues to achieve in a challenging environment. We have a strong foundation that we continue to build on.

Going forward
2023 developed in line with our outlook at the beginning of the year. We laid a solid foundation in 2023 and expect 2024 to be an important step towards our 12% adjusted operating margin* target. Our order intake was strong in 2023 and we ended the year on a positive note, having executed on our strategic initiatives, secured cost compensations, and delivered a sales growth of 18%, which is a gratifying result considering the environment in which we operate.

Autoliv's tax rate for 2023 was lower than previously anticipated, with a full-year tax rate of around 20%. This is due to the ongoing reorganization of our global functions and European operations. These changes are also expected to reduce the normalized tax rate to be within a range of around 25-30% onwards.

At Autoliv, our everyday work is guided by our important vision of Saving More Lives. While celebrating our 70th anniversary with the team, I reflected on how well Autoliv has performed in a challenging market these past few years. I am convinced that Autoliv's clear vision and strategy for long-term growth, with a focus on quality, technology, sustainability, and innovation, ensure that we are well-positioned to adapt to future market trends and demands.

We welcome you to join us on this exciting continuing journey.

Mikael Bratt
President and CEO

70 Years of Saving More Lives



In 2023, Autoliv celebrated its 70 years anniversary. The Autoliv story began in 1953 when two brothers, Lennart and Stig Lindblad, founded a small automotive parts and service company in Vårgårda, Sweden.



1953 - 2023

1956

The founder Lennart Lindblad develops the company's first seatbelt, a two-point static belt.

1997

Autoliv Inc. is formed through a merger of Autoliv AB, Europe's leading automotive safety company, and Morton ASP, the leading airbag manufacturer in North America and Asia. Morton ASP began airbag production in 1980.



Morton

1953

The company is founded by Lennart Lindblad under the name Lindblads Autoservice AB. After 25 years, Lennart Lindblad leaves the company in 1977.



AUTOSERVICE

1980

Autoliv becomes a subsidiary of Electrolux when the household goods manufacturing group acquires Gränges AB, an industrial conglomerate. In 1984, the Company's name is changed to Electrolux Autoliv AB.



Electrolux
Autoliv

1998

Our inflatable curtain side airbag is introduced. It protects the occupants' heads in a side-impact collision and covers the upper side of the vehicle.



For 70 years, we have been pioneers in automotive safety solutions and we have delivered many world firsts to the market. Brave decisions, a focus on quality and a desire to remain at the technological forefront have made Autoliv a worldwide market leader.

Celebrating 70 years all over the world




Autoliv




Autoliv



2012

The world's first outside pedestrian protection airbag. This helps car manufacturers meet stricter Euro NCAP requirements. Autoliv introduces the environmentally friendly airbag inflator APG, recognized by the PACE Award.

2023

Autoliv unveils a patented revolutionary new passenger airbag module based on Bernoulli's principle that can inflate larger airbags more efficiently and reduce development time and costs.



2018

Autoliv spins off its electronics segment. The new independent company, Veoneer Inc., begins trading on the New York Stock Exchange and Nasdaq Stockholm on July 2, 2018.



2022

Introducing airbag systems for powered two-wheelers. The system is mounted on the vehicle frame and will deploy in milliseconds, for greater rider safety.



Our Vision

Saving More Lives

Our Mission

Providing World-Class Life-Saving Solutions for Mobility and Society

Our Key Behaviors

We are the market leader in our industry and what we do matters. This calls for a focused approach to our ways of working. Our Key Behaviors express the essence of our ways of working in a clear and consistent way and define how we strive to achieve success together with colleagues, customers, and partners.



Driving Improvements in all Areas of Our Business



Through the Autoliv Awards and Recognition Program, we acknowledge and recognize colleagues who exceed expectations in enhancing Autoliv's performance and profitability. The award categories and winning projects in 2023 are presented below, each of which made outstanding contributions in their respective areas:

- **Health, Safety and Sustainability:** Machine safety improvements

- **Quality:** Airbag cushion folding process

- **Operations Excellence – Production:** Reducing helium consumption

- **Operations Excellence – Non-Production:** Leadership Academy

- **Innovation:** Successful design of a steering wheel with an illuminated logo

These great achievements truly embody the desired Autoliv Key Behaviors and ways of working.

Survivor Story





Every day, our products save lives. Every time they do, there is a person and a story behind it.

I wanted to share an incident with you involving my 17-year old son Riley. On a Monday afternoon, he was on his way home from Fremont High School when he veered off the road in his 2002 Jeep Grand Cherokee. He veered off the road directly before a canal. He jumped the canal in his Jeep and impacted on the far side bank with the front of his vehicle. When the front of the vehicle dug into the ground, the Jeep flipped over onto the roof coming to rest on the driveway of a house.

Riley was able to get out of the vehicle almost unscathed. All he had was a small goose egg on his head. We are firm believers in seatbelts in our family and he was wearing his.

I was a police officer for 20 years and have seen a lot of serious accidents. I truly believe if he had not been wearing his seatbelt, or had a vehicle without airbags, his injuries would have been severe. Even though the airbags are 21 years or older, they functioned perfectly!

William Taylor
Security Supervisor
Autoliv Tremonton, United States

2023 Summary

We ended the year again with strong profitability and cash flow after managing to offset significant market challenges, especially high inflationary pressure on costs for labor and energy and a volatile and unpredictable Light Vehicle Production (LVP).

2023 was another important step towards our targets. We continued to strengthen our position as the market leader through our high order intake, strong sales growth and the solid profitability and cash flow performance.

In 2023, the high cost inflation continued to be driven by labor and energy costs rather than by raw materials as in 2022. Through price adjustments, we managed to gradually offset the inflation, resulting in a year that generated new company records for sales, adjusted operating income*, operating cash flow as well as adjusted earnings per share*.

A continued strong end-consumer demand for new vehicles and re-stocking in some markets resulted in global LVP growing by about 9%, and finally recovering to pre-pandemic level. All regions grew strongly, with Europe leading the way with 13% growth. Despite some improvements, we continued to experience late changes to call-offs with short notice as global car manufacturers (OEMs) managed their output to match availability of components. This negatively impacted our production efficiency and profitability.

Our sales increased organically* by 18%, outperforming global LVP by around 9 percentage points. This was the sixth consecutive year that we outperformed global LVP by 5 to 12 percentage points, driven by price increases, increased market shares and higher safety content per vehicle. Our adjusted operating margin* improved from 5.3% in the first quarter to 12.1% in the fourth quarter, as a result of successful negotiations regarding cost compensation and our strong focus on continuous improvements throughout the organization. For the full year the adjusted operating margin* improved by 2 percentage points to 8.8%.

Operating cash flow improved from prior year to a new record of $982 million, mainly due to higher adjusted operating profit* and positive working capital effects. Free cash flow* amounted to $414 million, an increase of $186 million. Capex, net in relation to sales was 5.4%, and cash conversion improved to around 85%.

In 2023, we paid $2.66 per share in dividends, an increase of around 3% from 2022, and repurchased and retired 3.67 million shares.

In 2023, the GHG emissions in our own operations were reduced by 17% compared to 2022, and our use of renewable electricity increased from 13% to 23%.

*) Non-U.S. GAAP Measure. See "Non-U.S. GAAP Performance Measures" section in the 10-k filed with the SEC.

Sales and Global LVP

US$ (Millions) and Units (Millions)



- ■ Sales
- — LVP

Organic Growth* vs. LVP Change

Percentage Points



- ■ Outperformance

Sales by Division



Gross Profit & Gross Margin

US$ (Millions) and in relation to sales %



- ■ Gross Profit
- — Gross Margin

Adjusted Operating Profit & Margin*

US$ (Millions) and in relation to sales %



- ■ Adjusted Operating Income*
- — Adjusted Operating Margin*

Operating Cash Flow & Cash Conversion*

US$ (Millions) and in %



- ■ Operating Cash Flow
- — Cash Conversion*

Return on Capital Employed

%



Return on Equity

%



Leverage Ratio

Net Debt/ EBITDA



Leveraging Industry Trends into Sustainable Growth and Higher Profitability

Financial targets

Autoliv is providing world-class life-saving mobility solutions while transforming our operations for the new age of electrification and autonomous driving, as well as digitalization and automation throughout the whole value chain.

Our ability to consistently outperform light vehicle production growth and leverage our growth into higher profitability is rooted in our continuous investment in new safety technologies, a strong focus on quality, and a superior and cost effective production and engineering footprint. In the medium-term, we intend to continue to grow our core business – airbags, seatbelts and steering wheels – through successful execution of the current product launch programs and order book.

In order to maintain the growth momentum, we are pursuing an ambitious innovation program that includes creating several world first safety products and investing in capabilities beyond the light vehicle market. To successfully leverage growth into higher profitability, we rely on driving End-to-End operational excellence while providing superior quality to our customers in terms of product performance and delivery reliability.

Sustainability targets

Sustainability is an integral part of our business strategy and an important driver for market differentiation and stakeholder value creation, helping to ensure that our business will continue to thrive and contribute to sustainable development in the long term.

Guided by our vision of Saving More Lives and our mission to provide world-class, life-saving solutions for mobility and society, we have set short- and long-term sustainability targets in key areas. Our sustainability targets and ambitions are anchored in well-established international frameworks such as the UN Global Compact and Science Based Targets.

Our sustainability approach is based on four focus areas – Saving More Lives, A Safe and Inclusive Workplace, Climate and Circularity and Responsible Business – each consisting of long-term ambitions and more specific short-term targets.

Financial Key Targets: Organic sales growth*

2022-2024	**LVP+~4%** Average annual organic growth* Excluding cost compensations	Long-Term (beyond 2024)	**4-6%** Average annual organic growth*

Financial Key Target & Ambition: Profitability

Target	**~12%** Adjusted operating margin*	Long-Term Ambition	**~13%** Adjusted operating margin*

Sustainability Key Targets and Ambitions

Saving More Lives	**100,000** Lives saved per year			
A Safe and Inclusive Workplace	**0.35** Incident Rate **by 2024**	**95%** of senior and mid-level management trained in unconscious bias	Year-on-year improvement in **employee experience**	**22%** women in senior management **by 2024**
Climate and Circularity	**Carbon neutrality** in own operations **by 2030**	**Net-zero emissions** across our supply chain **by 2040**	Year-on-year improvement in **energy intensity**	Year-on-year **reduction in waste**
Responsible Business	**100%** in target group completed Antitrust training	**100%** in target group Code of Conduct certified	**100%** direct material suppliers sustainability audited	**100%** direct material suppliers respond to conflict minerals survey

*) Non-U.S. GAAP Measure. See "Non-U.S. GAAP Performance Measures" section in the 10-k filed with the SEC.

Strategy for Change

Autoliv's Strategic Framework consists of four elements that directly support our financial and sustainability objectives and targets.

Our focus areas require everyone's commitment in order to realize our strategy and meet our objectives and targets:



Customer Focus

- We create value for the customer by creating a fit between the customer need and our offering



Competitive Products and Solutions

- Develop competitive products and solutions to meet the identified customer needs
- Create efficient processes and actively manage our portfolio to deliver on our profitability targets



Efficient Value Delivery

- We align our value chain to ensure value is delivered to our customers at the right time, in the right place, at the right cost and with the right capital intensity



The Autoliv Way

- The Autoliv Way gives us a common view of what great looks like at Autoliv and how we get there

PROFITABLE & CAPITAL EFFICIENT GROWTH



Strengthening Our Position in a Changing Market

Our strategy, business priorities and targets are deeply rooted in the growing global demand for traffic safety. 1.2 million lives are lost annually on the roads according to the World Health Organization (WHO). Vulnerable road users – pedestrians, cyclists, and motorcyclists – make up about half of these fatalities. Road traffic accidents are a major cause of death among all age groups and the leading cause of death for children and young adults between the ages of 5 and 29. In addition, tens of millions suffer non-fatal traffic-related injuries, causing not only human suffering, but also costs corresponding to about 10% of GDP in a majority of countries. This underlines the importance of our commitment to save more lives and reduce the number of injuries on our roads.

Market development

The automotive safety market is driven by two fundamental factors: Light Vehicle Production (LVP) and safety content per vehicle (CPV). In the long term, new technologies such as autonomous driving and drivetrain electrification are expected to have positive effects on the safety content per vehicle. With advanced protective systems for new flexible seating positions, safety integration in seats, human-machine interface (HMI) in steering wheels, and protection systems outside the vehicle for vulnerable road users, there is an increasing need for innovations in safety systems. In the medium-term, content per vehicle is expected to grow mainly due to increased government regulations and test rating requirements in growth markets, as well as from higher installation rates of knee airbags, front-center airbags, more advanced steering wheels and more advanced seatbelt systems in more mature markets.

Market position

Our long-term focus on quality, delivery and cost in everything we do is the foundation for our long-term success. We have been involved in only around 2% of recalls of airbags and seatbelts in the last 10 years, an important indicator that we are delivering on our quality strategy. Since 2017, our market share has increased by 7 percentage points to 45% in 2023. Our market position is strong in all product categories, with 47% in airbags, 45% in seatbelts and 40% in steering wheels. All three product categories have substantially improved their positions since 2017. All of our largest regions have increased their market shares since 2017, to 48% in Americas, 50% in Europe, 36% in China and 44% in Asia excluding China.

Global Light Vehicle Production

LVP has increased at an average annual growth rate of 1.9% since 1997. However, global LVP has declined from the peak of 92 million in 2017, to 87 million in 2023. We expect that light vehicle production will continue to grow both in the medium and long-term. The growth is expected to take place in all regions. With many regions having already rebuilt vehicle inventories, we see a short-term light vehicle production outlook that is more reliant on end-customer demand.

Safety Content Per Vehicle

A global development towards increased safety standards with stricter regulations and increasingly stringent rating frameworks is a strong driver of safety content in vehicles. Other drivers are the premium vehicle trend and the increasing focus on safety in medium- and low-income markets. By continuously researching, developing and introducing new technologies with higher value-added features, Autoliv can influence safety content per vehicle. In 2023, global average CPV increased to around $261. As a result of the increase, the automotive safety market has outgrown LVP historically and we expect this trend to continue. Since 2017, CPV has increased in all regions, except in Japan, due to currency effects. In recent years, India introduced regulations leading to mandatory frontal airbags for all new models, and most vehicle manufacturers has also decided to make side airbag systems standard on future vehicles.

Competitive landscape

Although Autoliv is the undisputed leader in automotive safety, we face a variety of competitors in a landscape that is constantly evolving. We consider our key competitors to be ZF and Joyson Safety Systems (JSS), which we regard as global, full-scope competitors. ZF is a broad-based automotive supplier. JSS was formed through the combination of KSS and Takata and is owned by Ningbo Joyson Electronic. In Japan, Brazil, South Korea and China, we also compete with a number of domestic suppliers, often with close ties to domestic vehicle manufacturers. We also face competition from product specialists.

Global Industry Leader [1]



45%

■ Autoliv global market share

Market Share by Product Area[1]



Airbags **47%**   Seatbelts **45%**   Steering wheels **40%**

Content per Vehicle[1]
US$ per vehicle



Average 2023: ~$261

■ 2023 ■ 2017

Competitive Landscape



Global Full Scope | China Challengers | Autoliv | OEM Associated | Product Specialists

1) Company estimates. Includes seatbelts, airbags, steering wheels and pedestrian safety.

Customer Collaboration

Building on a long history of collaboration with OEMs, Autoliv has one of the industry's most diverse customer bases, reflecting a strong sales mix with high-volume global vehicle manufacturers, global premium brands, as well new entrants to the automotive industry. Technology-driven trends are disrupting the automotive industry, necessitating collaboration to address the challenges and opportunities that the industry is facing, notably connectivity, automation, emissions and safety. In 2023, Autoliv announced partnerships with three leading Chinese vehicle manufacturers to address opportunities and challenges in the rapidly evolving global automotive landscape.

Autoliv currently delivers products to around 100 vehicle brands around the world and has a leading market position with almost all OEMs. During 2023, we launched a record number of new products on a number of important electric vehicles (EVs) and internal combustion engine vehicles (ICE), supporting our future growth.

Sales by customer and vehicle type
In 2023, our top five customers represented 48% of sales and the ten largest represented 78% of sales. This reflects the concentration in the automotive industry. The five largest customers in 2023 accounted for 46% of global Light Vehicle Production (LVP) and the ten largest for 66%. The top ten customer list includes many of the major Asian vehicle manufacturers as well as one pure EV manufacturer. Asian vehicle producers have steadily become increasingly important, mainly driven by growth among Japanese and Chinese OEMs. As a group, Japanese OEMs now represent around 31% of our global sales, compared to their 29% share of global LVP. This is a result of our high order intake with Japanese OEMs in recent years, built on our strong local presence in Japan and our global manufacturing footprint. Globally, European-based brands accounted for 29% of our sales in 2023. U.S.-based brands (including Chrysler and new EV OEMs) accounted for 23% of our global sales, while domestic Chinese OEMs accounted for around 6% of our sales in 2023. The fastest growing customer in 2023 was Honda followed by a global EV manufacturer and Toyota.

The Company estimates that its sales in 2023 for EVs (not including plug-in hybrid vehicles) amounted to around $1.4 billion. The positive sales trend for EVs is expected to continue as around 45% of our total order intake in 2023 was for future EVs. Additionally, we have been successful in winning contracts with new automakers. New automakers, mainly in North America and China, accounted for around 25% of our order intake, up from 12% just two years ago.

Sales by region
With operations in 25 countries and having one of the broadest customer bases of any automotive supplier, Autoliv has the best global footprint in the industry. In 2023, the Asian market, the China and Asian divisions combined, accounted for 39% of Autoliv's sales. The second largest market was Americas, representing 34% of sales. The European market accounted for 27% of sales in 2023, which is roughly 10 percentage points less than a decade ago, reflecting a weak LVP as well as our strong market share gains in Asia and North America over the past few years.

Sales by Product

67% Airbags and Steering Wheels

33% Seatbelts

Sales by Customer

- Nissan /Mitsubishi/Renault 10%
- Stellantis 10%
- VW 9%
- Honda 9%
- Toyota 9%
- Hyundai/Kia 7%
- Ford 7%
- General Motors 6%
- Chinese OEMs 6%
- EV Maker 5%
- Mercedes 4%
- BMW 3%
- Volvo 2%
- Subaru 2%
- Others 9%

Sales by Division

- Americas 34%
- Europe 27%
- China 20%
- Asia 19%

Important Launches in 2023



Fisker Ocean



Xpeng P7i



Wey Blue Ocean



Dodge Ram Rampage



Toyota Alphard



Zeekr X



BMW i5/5-series



Nio ES 6



Hyundai MUFASA

Products for Saving More Lives

Based on our extensive research into real-life accidents, we develop and engineer automotive safety solutions to save more lives and prevent injuries on the roads. What sets us apart from our competitors is the Autoliv Circle of Life, a research-based approach to Saving More Lives in real-life situations.



INTEGRATED CHILD BOOSTER SEAT

Provides protection and comfort

1

The integrated booster seat is specially designed to provide safety for children, together with the car's seatbelt.

SIDE AIRBAG

Protects in side collisions

2

Side airbags reduce the risk of chest injuries by approximately 25%. With dual-chamber side airbags, both the pelvis and the chest areas are protected which further reduces the risk of serious injuries in side-impact crashes.

KNEE AIRBAG

Reduces leg injuries

3

Knee airbags, which deploy from a vehicle's lower dashboard, distribute the impact forces on an occupant's legs, thereby reducing leg and knee injuries. Additionally, they are designed to control the movement of the occupant so that the driver and passenger airbags can provide optimal protection.

ACTIVE HOOD LIFTER

Reduces pedestrian head injuries

4

Active hood lifters help to mitigate the impact of a pedestrian's head against the structure beneath the hood, meaning the engine, suspension, etc.

5 SEATBELT
Top life-saving device

Seatbelts are considered the primary restraint system, because of their vital role in occupant safety, and can reduce fatalities by as much as 45%.

6 FRONT CENTER AIRBAG
Enhances front-row protection

Front center airbag can prevent front-row passengers from colliding with each other during side impacts.

7 SIDE-CURTAIN AIRBAG
Reduces head injuries

Reduces the risk of life threatening head injuries by approximately 50%.

8 DRIVER AND PASSENGER AIRBAG
Saves lives and reduces injuries

The driver airbag reduces fatalities in frontal crashes by approximately 25% (for belted drivers) and reduces serious head injuries by over 60%.

9 STEERING WHEEL
With the lives of others in your hands

The steering wheel is a vital part of the safety system and controls many of the vehicle's functions.

10 PEDESTRIAN AIRBAG
Protects pedestrians

The pedestrian airbag aims to mitigate and reduce the severity of a head impact in case of a pedestrian-vehicle accident.

11 PYRO SAFETY SWITCH
Prevents fire and electrocution

Pyro safety switches can disconnect or cut power during/after an accident.

Innovation as an Enabler to Save More Lives



The Bernoulli Airbag™ – our innovative and costefficient solution for very large airbags.

At Autoliv, we are accelerating our innovation agenda which is shaped by industry megatrends, key industry technology and product development. A major focus area is new occupant safety solutions driven by the evolution of advanced driver assistance systems and new interiors.

Our research and innovation capability allow our development teams to redefine the standards of safety for future challenges such as electrified and autonomous cars and create specially designed safety procucts for motorcyclists and cyclists.

The Autoliv Circle of Life

The Autoliv Circle of Life is a research-based approach to Saving More Lives in real-life situations, beyond standardized test scenarios. This means that instead of using the existing pre-defined load cases, Autoliv conducts traffic safety research to verify or develop new test methods and tools to continuously push the agenda of road safety. The effect of new innovations is estimated from real life data and can later be verified. This research-based approach has enabled Autoliv to be a leader in automotive safety.

Shifting demographics, sustainability, and fast development of new technology will shape our industry's future, and global megatrends like automation, electrification, and connectivity are changing and influencing the future transport system. Our understanding of these trends, paired with our approach to Real Life Safety, enables us to embrace and influence the new horizons in mobility. As trends and new technologies reshape the mobility landscape, staying competitive requires disruptive strategies – and innovation.

The Bernoulli Airbag™

Autoliv's research-based approach, paired with Swiss mathematician and physicist Daniel Bernoulli's fundamental principles of fluid dynamics, has resulted in a revolutionary new passenger airbag. This new technology can inflate very large airbags, like the ones needed in newer electric vehicles with roomier cockpits and comfortable seating, with a smaller single stage inflator.

The Bernoulli Airbag™ is an example of our commitment to saving lives and redefining the standards of safety so our customers can build the safest possible vehicles. By doing this, we can affect other aspects of the safety system and offer our customers options that do not exist today. The Bernoulli Airbag™ is a significant step forward in making vehicles safer in a more efficient and sustainable manner.

Real Life Safety
Autoliv has a research-based approach to Saving More Lives in real-lite situations. This approach has allowed us to be a leader in automotive safety for 70 years.

Start of Production
Once validated, these new technologies move into the Autoliv production system.

Crash Statistics on a Macro Level
Autoliv's research team gathers and analyzes Real Life Safety statistics on a global level to understand traffic crashes.



Real Life Safety
Crash Statistics on a Macro Level
In-Depth Studies of Crashes and Incidents
Biomechanics and Human Factors
Finding the Best Technology for Safety Needs
Developing New Test Methods
Validation of New Safety Systems for Real-Life Traffic
Start of Production
The Autoliv Circle of Life for Traffic Safety
© Copyright Autoliv Inc. All rights reserved.

Validation of New Safety Systems
We then validate the feasibility of these technologies in real-life traffic situations.

In-Depth Studies of Accidents and Incidents
Autoliv partners with leading safety institutions to study traffic crashes, their causes and outcomes.

Developing New Test Methods
Continued research also drives us to develop new methods for testing real-life safety technologies.

Biomechanics and Human Factors
Autoliv is a global leader in understanding how biomechanics and driver behavior affect safety in real-life traffic conditions.

Finding the Best Technology
Our research allows us to develop technologies that meet the needs of real-life traffic situations for all people.

Developing safety for mobility and society

Our innovation agenda supports our evolution into safety for mobility and society. Autoliv's Mobility Safety Solutions (MSS) utilizes our research and technology to develop products and services for businesses adjacent to Autoliv's core areas of airbags, steering wheels, and seatbelts for light passenger vehicles. Such adjacent products and services include electrical safety solutions with our pyrotechnical safety switches, safety solutions for commercial vehicles, and providing components to customers outside of light vehicle markets.

Motorcycles and bikes

The number of motorcycles and bikes in the world continues to rise. In many regions, they offer an affordable way to travel and in other parts of the world they are used for convenience or leisure. Motorcycle and bike riders have not benefited to the same extent as car occupants from the many developments in vehicle safety. Today, some motorcycles are equipped with advanced safety systems, but there is a need for more safety products. Autoliv's extensive research into motorcycle and bike riding behavior and crashes has resulted in two sets of solutions: on-vehicle safety solutions and on-rider safety solutions (wearables). Our first product to reach the market will be an on-motorcycle airbag system, which is planned to go into production for the first customer in 2025, that can improve rider protection in frontal and oblique crashes. Our goal is to offer a complete and cost-efficient airbag system, that can improve rider protection in front and oblique crashes, to facilitate the introduction of this technology for a wide variety of motorcycles. The Autoliv airbag system will include an airbag and an in-house-developed electronic crash sensor.

UNRSF collaboration – accelerating road safety progress in low- and middle-income countries

Autoliv's global presence, in-depth knowledge of how people are injured, and effective solutions are all highly valuable assets to support progress towards the global road safety targets. Since 2022, Autoliv supports the UN Road Safety Fund (UNRSF), which is the lead agency in charge of coordinating funding and deployment of road safety projects in low- and middle-income countries. Autoliv supports the UNRSF financially and with expertise to stimulate and guide global efforts to improve road safety policies, technical regulation, and safe system capacities. Autoliv has built strong credibility among policymakers and key road safety stakeholders, as demonstrated by the election of Autoliv's CEO Mikael Bratt to the Advisory Board of the UNRSF. Through the collaboration with UNRSF, Autoliv has gained greater access to the highest level of political forums and a stronger voice in the prioritization of policy actions to reach the Sustainable









Inflatable Helmet
Concept for Bike Riders

Airbag System on Motorbike

Integrated Seat Airbag
for "Zero Gravity"

Pyrotechnical
Safety Switches

Development Goals by 2030. As motorcycle safety is a high priority in low- and middle-income countries, Autoliv will focus its attention on efforts that drive progress in motorcycle safety and rider protection and continue to advocate for substantial enhancements to the safety of vulnerable road users.

Equity in vehicle road safety – the SAFER Human Body Model
Autoliv is a forerunner in road safety equity. Current occupant substitutes used for estimating injury risk in crash testing are limited to three sizes representing small, mid-size and large occupants, and are based on 1970s U.S. population height and weight distributions. In an effort to change this, Autoliv has been working with finite element human body models since 2008. These virtual representations of humans with bones and flesh are much more detailed than traditional crash test dummies. Together with SAFER, an open research arena for vehicle and traffic safety, our SAFER Human Body Model (HBM) can be morphed seamlessly to represent any weight and height – for both males and females. The work culminated in a PhD thesis in 2023 on Human Body Model Morphing for Assessment of Crash Rib Fracture Risk for the Population of Car Occupants. There are various projects, both ongoing and planned, to make our SAFER HBM ever better. As presented at the

27th International Technical Conference on the Enhanced Safety of Vehicles (ESV) in Yokohama, Japan in April 2023, SAFER HBM can today predict human kinematics and injury risk for various human shapes and road user types. Assessing injury risk for a diverse population in a range of crashes will promote more personalized safety solutions for car occupants as well as for vulnerable road users.

Electrical safety solutions
With the further electrification of society, new innovative solutions are required to enable a safe transition to a more sustainable future. Utilizing Autoliv's competence from our core business, we have developed several different products for electrical safety, with the common denominator being utilization of pyrotechnics. The products range from highvolume, off-the-shelf products, primarily the Pyro Safety Switch, to tailor-made solutions. Today, most of our products for electrical safety target the automotive industry, but we also see potential to grow in new markets such as electricity transmission and energy storage.

The triple helix model of innovation at Autoliv
An ever-changing world presents us with challenges, and we cannot solve all problems ourselves. For Autoliv, collaboration is a success factor. We often collaborate according






Low Carbon
Footprint Cushions

Steering Wheels with
Multi-Zone Hands-on-Detection

Belt in Seat

The Bernoulli Airbag™

to the triple helix model of innovation, which refers to the open collaborative spirit between academia, industry, and government, and aims to foster economic and social development.

Cross-sector collaboration ensures that the engine of private sector innovation is pointed in the right direction – towards targets with the greatest societal benefit, leveraging the opportunities of technology. Autoliv strategically chooses its partners to develop its innovative capabilities, differentiate itself from its competitors, and become more efficient

in manufacturing. Collaboration is an enabler to save more lives and creates growth and profitability for Autoliv.

Autoliv has a global research and innovation network and specific research collaborations with world-leading universities within biomechanics, human factors, and data science. We partner with universities, research institutes and policymakers, engaging with innovative start-ups and other industrial partners to innovate, develop and produce scalable and quick-to-market safety innovations.



Collaboration
Industry partners
Academia
Policy Makers

Innovative Capabilities
Future Advantages

Differentiating Capabilities
Competitive Advantages

Operational Capabilities
Efficiency, Quality and Standardization

Saving More Lives
From 35,000 to 100,000 lives annually

Growth
Outgrowing the market
New products and services
New businesses

Operational Excellence



Mega trends
Market insights
Safety research
Autoliv strategy

Develop product strategy & roadmap

We align our value chain to ensure value is delivered to our customers at the right time, in the right location, with the right quality, at the right cost and with the right capital intensity.

RD&E Effectiveness
We are enhancing our engineering productivity through the Engineering 4.0 program. This program is aimed at streamlining our processes through different initiatives, such as one flow of project data and virtual engineering to optimize part and product development and to reduce prototype and testing. Furthermore, our engineering processes are made more efficient through digitalization, automation and smart connectivity.

Robust and competitive end-to-end supply chain
The success of Autoliv is dependent on competitive and innovative suppliers and partners who are successful in their respective businesses.

During the past years the global trade system has suffered from shortages, wars, natural disasters and geopolitical tensions. This has required focus on building a cost- and capital efficient supply chain which at the same time is resilient, adaptive and sustainable.

Autoliv will continue to combine commercial supplier initiatives, development of our supply chain and supplier portfolio with improved change management. This is central

for our ability to continuously reduce product cost. We are identifying core and non-core processes in our make vs. buy studies and developing relevant associated strategies. Our supply chain has improved and reinforced its End-to-End and cross-functional abilities to reduce costs pre and post start of production.

Quality assured projects with seamless launches
We see increasing complexity and functionality of our products, in combination with shorter develop time expectations from our customers. To meet customer requirements while achieving profitable and sustainable launches into serial production, we are strengthening the focus on proactive quality assurance, profitability improvement and program management capability.

Cost reductions through operational excellence and optimized footprint
Benchmark manufacturing in Autoliv will ensure that our manufacturing operations operate at benchmark levels. We will continue to drive our Autoliv Production System (APS), aiming for a top rating for all plants. We have already raised a meaningful number of our plants to a top rating. APS principles are also be expanded to other non-manufacturing areas. We have developed a roadmap for our Manufacturing 4.0 program and will accelerate our path to the connected factory. Further, we are reviewing and optimizing our manufacturing and technical center footprint. We continously evaluate our footprint to be able to meet the customers demands and remain competitive.

Feedback loop for continuous improvement

Innovate & develop products	Sell on product roadmap	Manage & execute on projects	Produce, maintain & improve	End-of-production

Built in Quality throughout the product lifecycle for Zero Defects at target cost

Our products save lives. They do not get a second chance. Therefore, we have a Zero Defect mindset that emphasizes the importance of getting things right the first time.

It aims to eliminate defects, improve product or service quality, and reduce costs associated with waste. We work to build in quality in all dimensions across the product lifecycle, with the total cost and End-to-End process in mind.



Operational excellence at Autoliv seatbelt plant in Tsukuba, Japan.

Value to Customers

Every year, we compete in several hundred tenders for new business. To remain the preferred choice for our customers, we work diligently with quality, reliability, technology and flexibility. This is, and has been, instrumental in building our brand and business over the last 70 years.

The trust our customers have in Autoliv is further supported by incorporating sustainability into everything we do. We are uniquely positioned to benefit from the industry transformation. Our ability to consistently outperform market growth is rooted in a strong focus on innovation, quality and a superior production system serving around 100 car brands globally. To ensure that we maintain and strengthen our position as the industry leader, we have developed a number of strategies.

Brand Strength

We are committed to further strengthening the visibility and recognition of the Autoliv brand. In a fast-changing world, company reputation and public responsibility are increasingly important to all stakeholders and can have a direct influence and impact on commercial potential. A strong Autoliv brand is equally important as we develop our new adjacent business areas. Based on our proven market success, we are taking further steps to increase our visibility beyond our current customer strongholds.

Sustainability

The automotive industry is undergoing a major transformation, as sustainability becomes a defining issue for car buyers as well as governments and regulators. Our sustainability approach of Saving More Lives, safe and inclusive workplace, climate and circularity and responsible business is aligned with and supports our customers' broader sustainability agendas.

Innovation (i)

Our ability to consistently outperform market growth is dependent on our ability to provide new safety technologies. We have accelerated our innovation agenda, focusing on key industry technology and product trends. A major focus area is new passive safety solutions driven by the evolution of new interiors for electrical and self-driving vehicles.

Quality Leadership (Q5)

Continued focus on quality is imperative for remaining the preferred choice of our customers. Accordingly, we are committed to delivering the highest quality, safety and performance in our products and services, in alignment with our vision of Saving More Lives. We continue to invest in our quality culture and Zero Defect mindset. We are adapting our processes to incorporate quality earlier in the design process and cooperate more closely with suppliers to further improve our Zero Defect performance by applying our Q5 methodology – quality in all dimensions.

One Product One Process (1P1P)

1P1P is Autoliv's journey towards a global standardization of products and processes. Its main objective is to create lower total cost by reduction of complexity through global management of knowledge. We thereby ensure the best technical solutions (product robustness), providing higher value for our customers (customer excellence). Essentially, the idea is that there should be only one process for every product and one product for every function.

Autoliv Production System (APS)

APS is how we stay competitive and grow towards excellence in our daily work. It contributes to every single part of Autoliv and it is particularly central to manufacturing. APS is the backbone of how we drive operations across our production network. Combined with digitalization of manufacturing and automation of processes, we are continuously progressing our operational excellence journey.









Outstanding People Embracing Change

Our position as a worldwide leader in automotive safety systems, saving 35,000 lives every year, is achieved by our 70,000 outstanding colleagues around the world. Their diverse assets, breadth and depth of expertise and desire to develop, in combination with Autoliv's ambition to enable fulfilling careers, supports our vision of Saving More Lives.

Guided by our vision, 2023 was a dynamic year for Autoliv, with both highlights and challenging moments for our colleagues. Examples include the global celebration of Autoliv's 70th anniversary, during which our colleagues' passion and pride in the company was clear, as well as the improvement and cost reduction activities carried out during the year, including reducing positions and closing some of our facilities.

People development

We want all our colleagues to achieve professional success and reach their full potential. This creates a clear win-win situation since we need high-performing people doing their utmost to deliver on our vision and safeguarding our market leading position. Key components of this continuous ambition include Speak Up (page 55), our strategic workforce planning where we identify talent requirements, gaps and strategies to enable people to grow, and our Key Behaviors (page 10), which remind us all how to act to bring the best version of Autoliv to life every day.

The dialogue between managers and team members, which includes all of these components, is a cornerstone of everyone's growth. This dialogue is summarized in an annual Performance and Development Dialogue (PDD). During 2023, 99% of targeted employees conducted a PDD with their managers.

To further support our people's growth, we use several development channels, such as facilitated and self-paced development programs, technical and specialist career paths, international assignments and continuous on-the-job training.

Health and safety

Ensuring a safe workplace is a top priority for us and our goals are clear: we want zero accidents, and we want to prevent all occupational injuries. Autoliv's management is strongly committed to providing safe and healthy working conditions for all our employees and contractors, and we work actively to make health and safety an integrated part of our daily work, on all levels and across functions. Just like our vision, Saving More Lives, ensuring a safe work environment is a collective achievement. In 2023, we continued our safety leadership training and performed general awareness-raising activities as well as activities with a particular focus on high-risk tasks.

Diversity and inclusion

Our workforce reflects the diversity of the countries and cultures in which we operate. The more diverse our organization, the better we will be at anticipating, leveraging, and adapting to future needs and changes. We believe that everyone should be respected and treated fairly, and we are committed to providing an inclusive and diverse workplace where everyone can be their authentic selves and deliver results. Inclusive ways of working are a fundamental part of our Key Behaviors,

Labor rights

We strive to offer fair terms and conditions of employment. Our Key Behaviors, Code of Conduct, talent development strategies and employment policies support the principles in the United Nations Universal Declaration of Human Rights, and the International Labour Organization's Fundamental Principles and Labour Standards.



A Driving Force in Sustainable Mobility

Our sustainability approach is designed to create long-term stakeholder value by focusing on the most material areas supported by long-term ambitions and concrete targets.

Guided by our vision of Saving More Lives, our mission is to provide world-class, life-saving solutions for mobility and society. Sustainability is an integral part of our business strategy and a fundamental driver for market differentiation and stakeholder value creation, helping to ensure that our business will continue to thrive and contribute to sustainable development in the long term. To truly be a driving force in sustainable mobility, we strive to systematically assess and manage key impacts, risks and opportunities to society and the environment related to our business, operations and supply chain. We also engage with our customers to ensure that we are part of driving the transition to low-carbon and circular mobility, thus realizing new business potential for us and our customers.

Our sustainability approach is based on four focus areas with broad ambitions and more specific short-term targets defined for each area. These areas represent the strongest links to our business risks and opportunities and the greatest impact on key stakeholder groups, society and the environment. All four areas represent global challenges where we believe that our work can make a positive difference, through our ways of working or by inspiring and collaborating with others. We are a signatory of the UN Global Compact and our work and policies, such as our Code of Conduct, are aligned with international frameworks such as the ILO core conventions and the OECD Guidelines.

Our core business and sustainability work contribute to our goal of the realization of a number of UN Sustainable Development Goals (SDGs). Our core business contributes to reducing the number of road fatalities (SDG 3) and making transportation systems safer for everyone, including vulnerable road users (SDG 11). We support research and knowledge sharing that benefit developing markets (SDG 17). Over time, our climate and circularity agenda aims to not only reduce our own negative environmental impact (SDG 9, SDG 13) but also help drive green innovation (SDG 12) among direct material suppliers, vehicle manufacturers and energy providers (SDG 7). By proactively managing health and safety risks and labor rights (SDG 8), promoting diversity and inclusion (SDG 5) and holding all employees to the highest ethical business standards (SDG 16), we lay the foundation for a high-performing organization where every employee has the means to speak up and drive improvement.

For more information about performance data, definitions, etc., see the Sustainability Appendix on pages 59-63.

Focus Area	Targets and Ambitions	Contribution to UN Sustainable Development Goals
Saving More Lives	**100,000 lives saved per year**	3 GOOD HEALTH AND WELL-BEING / 11 SUSTAINABLE CITIES AND COMMUNITIES / 17 PARTNERSHIPS FOR THE GOALS
A Safe and Inclusive Workplace	• Zero accidents • Embrace inclusive ways of working	5 GENDER EQUALITY / 7 AFFORDABLE AND CLEAN ENERGY / 8 DECENT WORK AND ECONOMIC GROWTH 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 13 CLIMATE ACTION
Climate and Circularity	• Carbon neutrality in own operations by 2030 • Net zero emissions across our supply chain by 2040	
Responsible Business	• Proactively prevent corruption and other unethical business practices • Respect human rights • Manage supply chain sustainability risks	16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Sustainability Materiality Assessment

An integrated approach to assessing the impacts, risks and opportunities of our business allows us to focus on managing the most material topics.

The starting point for sustainability management and reporting is understanding our most material topics. Our materiality assessment process aims to identify the key sustainability topics in our own operations and our value chain. The process is based on the double materiality principle: both impact materiality (how Autoliv impacts people and the environment) and financial materiality (how various sustainability topics impact Autoliv) are considered.

The materiality assessment process is aligned with the Enterprise Risk Management (ERM) process with activities carried out continuously throughout the year. We continuously develop our materiality assessment process to align with future management and reporting requirements.

Assessment activities during the year included:
- Cross-functional workshops with internal topic experts and representatives from key functions to ensure a broad inside-out understanding of current and future material topics

- Review of industry-related reports etc. regarding impacts, risks and opportunities

- Market research as well as direct dialogue to understand our customers' sustainability priorities, challenges and opportunities for collaboration

- Review of investor-driven sustainability/ESG assessments as well as meetings with key shareholders

- Review of the results of the quarterly employee surveys and reports filed through the Autoliv Helpline and other Speak Up channels

For many topics, we also carry out topic-specific assessments to gain a deeper understanding of both impact and financial materiality. For example, for climate change, we have carried out a value chain GHG footprint assessment, identified emission sources and reduction levers, and identified key transition and physical risks and opportunities that could impact our business.

Sustainability impacts and performance of our supply chain cut across most of the above topics, in particular regarding climate change, circularity, product safety, health and safety, labor rights and business ethics.

While many of the topics listed above have been considered as material for several years, some topics such as inclusion and circularity are growing in importance driven by trends of natural resources scarcity, digitalization, more complex operating environments and new legislation. The material topics are covered by our sustainability focus areas, with targets and action plans defined to ensure that we make measurable progress.



In 2023, key material topics identified included:

Environment	Social	Governance
Climate change **Circularity**	**Life-saving products and innovations** **Product safety** **Health and safety** **Inclusion** **Labor rights**	**Anti-corruption** **Antitrust**

Shaping the industry agenda

Autoliv is engaged in several global and regional associations and organizations, as well as academic and public-private partnerships, in order to contribute actively to driving progress in our most material areas. Autoliv is an active member of committees that shape the organizations' positions and communication on key topics such as furthering traffic and vehicle safety standards in regulations and ratings, equity in crash safety, and how the automotive supplier industry can actively drive low-carbon mobility.

Moreover, Autoliv is actively engaging to contribute to the resilience of the automotive supplier sector, to encourage enhancements in national and international traffic and vehicle safety standards, research funding and capacity, advocating for greater priority to road traffic safety in global policy and national legislation as well as how the industry can support the transition towards low-carbon mobility.

Examples of some of the organizations Autoliv is a member of include:

- Since 2022, Autoliv is a Board member of the UN Road Safety Fund (UNRSF) Advisory Board. UNRSF's aim is to promote road safety in developing countries in order to meet Sustainable Development Goal 3.6 of halving road traffic fatalities by 2030. Autoliv is advising the UNRSF about its direction and operational work. Through its partnership with the UNRSF, Autoliv has been able to work more actively on the global policy level and communicate its recommendations, and to directly support the UN-funded initiatives carried out in low- and middle-income countries, both financially and with our expertise.

- In the U.S., the Automotive Safety Council (ASC) focuses on promoting global deployment of automotive safety technology. ASC is active in providing industry guidance on road traffic safety-related legislation.

- In Europe, Autoliv is actively engaged in a number of working groups of the European Association of Automotive Suppliers (CLEPA). Much of the work relates to shaping future safety regulations as well as industry's role in the EU sustainability agenda through collaboration with other automotive suppliers on topics such as circularity, the EU Taxonomy, corporate sustainability due diligence and reporting.

Sustainability Governance

Autoliv's sustainability work is managed within a well-defined governance structure, with clearly established ownership and responsibilities at all levels in the organization.

The underlying principle of our governance model is integrating sustainability responsibilities into the ordinary course of business and company processes. This means that the ultimate responsibility for executing sustainability activities and targets lies with the line organization and is monitored through management reporting. According to our Key Behaviors, we expect every employee to take ownership of sustainability topics by proactively contributing improvement ideas as well as by following company policies and standards.

Ultimate oversight of the company's sustainability activities lies with the Board of Directors. The Board sets the direction for sustainability activities and regularly monitors progress on Autoliv's sustainability strategy and targets through its Nominating and Corporate Governance Committee (NCGC). The Board reviews and approves the Code of Conduct as well as the Annual and Sustainability Report and the Modern Slavery Act Statement.

Implementation responsibility for sustainability lies with the Executive Management Team (EMT). The EMT has appointed a Sustainability Board charged with providing regular direction and oversight. The Sustainability Board consists of the CEO and other EMT members and meets on a quarterly basis. The Sustainability Board reviews and approves Autoliv's sustainability strategy, annual and long-term plans, targets and policies for key topics, and monitors implementation and performance.

Integration of sustainability into Autoliv's business is led by the HR & Sustainability function. The Vice President, Sustainability, who reports to the Executive Vice President, HR & Sustainability, coordinates, develops and monitors Autoliv's sustainability agenda and facilitates the Sustainability Board meetings and other sustainability-related reporting to management. Everyday sustainability topics are managed, as appropriate, by the HR & Sustainability function, divisions and other corporate functions such as supply chain management, research, development and engineering, and legal and compliance. Divisions and corporate functions have dedicated sustainability resources such as climate coordinators, health & safety coordinators, eco-design/life-cycle assessment (LCA) experts and supply chain sustainability specialists.

Risk management
Autoliv has a global risk management organization and utilizes several different tools, such as an enterprise risk management (ERM) framework which includes annual, divisional, functional and corporate risk mapping activities, monitoring of risk trends, implementation of risk improvement plans and follow-up of the effectiveness of risk mitigation measures. Risk reporting is carried out on a regular basis to the Board of Directors and the Audit and Risk Committee. With regard to sustainability-related risks, the ERM framework takes into consideration the double materiality perspective. This means assessing both how Autoliv's operations impact people and the environment, and how various sustainability topics impact Autoliv's business. Sustainability risks, such as product safety, climate change, natural resources scarcity, environmental compliance, health and safety and other labor rights, business ethics, business conduct and supply chain sustainability, are included in the ERM framework.

We assess how sustainability relates to business risks, such as legal proceedings, regulatory changes, contingent liabilities, supply chain disruptions and operational disruptions. Furthermore, there are relevant corporate standards for topics such as site risk management, loss prevention, emergency procedures, business contingency planning and physical security. A more detailed description of Autoliv's material operational, strategic and financial risks, including sustainability-related risks, can be found in the "Risk Factors" and "Risks and Risk Management" sections of the 10-K filed with the SEC. More information on climate-related risks can be found in the TCFD disclosure, on pages 48-49.



Sustainability Governance



Board of Directors

Nominating & Corporate Governance Committee

Executive Management Team

Sustainability Board

EVP, HR & Sustainability

VP, Sustainability

Organization

Functions	Divisions

All employees

Road Safety – a Global Challenge

Ambition:

100,000
Lives saved per year

2023 outcome:
35,000 lives saved
More than **450,000** injuries reduced

As the global leader in automotive safety, our core business, supported by multi-level stakeholder engagement, is making a significant contribution to global road safety.

When the UN Sustainable Development Goals (SDGs) were launched, road safety was made a global priority for good reason: according to the WHO global status report on road safety 2023, around 1.2 million people die in traffic incidents every year, a figure likely to increase significantly unless disruptive action is taken. According to the World Health Organization (WHO), road traffic injuries are the leading cause of death among young people between the ages of 5 and 29. As well as being a public health problem, road traffic injuries carry a huge cost for society: according to some estimates, the global macroeconomic cost of road traffic injuries is around 10% of global GDP. Many families are driven into poverty by the loss of a breadwinner or by the expenses of prolonged medical care.

In August 2020, the UN General Assembly adopted the resolution "Improving global road safety", proclaiming the Second Decade of Action for Road Safety 2021-2030. The target, represented as SDG 3.6, is to reduce road traffic deaths and injuries by at least 50% by 2030. According to the resolution, vehicle safety is a key component and member states are encouraged to adopt vehicle safety regulations that make seatbelts, airbags and active safety systems standard equipment. In addition to safer vehicles, infrastructure improvements, road user behavior and protective equipment are also key to achieving the target.

Safe System Approach

The countries most successful in curbing road traffic injuries apply a Safe System Approach - a combination of five critical factors underpinned by collaboration between key stakeholders:

- **Safe vehicles**
- **Safe speeds**
- **Safe roads**
- **Safe road user behavior**
- **Post-crash care**

Share of global population, road traffic deaths, paved inter-urban roads, and registered motor vehicles, by country income level, 2021



Population — 16% / 32% / 43% / 9%

Estimated road fatalities — 8% / 35% / 44% / 13%

Powered vehicles — 28% / 38% / 34% / <1%

Paved roads [1] — <1% / 10% / 88% / 2%

■ High-income   ■ Upper middle-income   ■ Lower middle-income   ■ Low-income

1) Excludes expressways

Source: WHO global status report on road safety 2023.

Our ambition and approach

Saving More Lives is our core business and our most important contribution to sustainable development and the realization of SDG 3.6. According to our estimations, our products in use already save 35,000 lives and reduce more than 450,000 injuries every year. Our long-term ambition is for our products to save 100,000 lives per year. Achieving this ambition is based on:

- Retaining our strong market position and continuing to grow in our core business, including increasing content per vehicle. This needs to be done while maintaining the highest level of quality as our products never get a second chance.

- Successfully expanding our business in new mobility segments aimed at motorcyclists, cyclists and pedestrians

- Proactively broadening the scope of research and development to also cover a wider range of occupant protection parameters regarding height, weight, age and gender

- Increased multi-stakeholder efforts, in particular education to increase seatbelt use since seatbelts are the most effective way of reducing fatalities and serious injuries

Read more about our innovation agenda on pages 24-27.

Research and development collaborations

We proactively engage with national and international authorities as well as academia to further our impact. Below are some examples of our collaborations during 2023.

- Research and development for improved motorcyclist safety continued in close dialogue with customers and partners. In addition to in-vehicle solutions, we are also exploring how to increase the comfort and safety of personal protective equipment, such as helmets with integrated airbags that provide improved protection of the head and face and inflatable vests that improve protection of the thorax and shoulders.

- To reach SDG 3.6, there is a need to accelerate technology adoption and a Safe System Approach in developing countries. Even though Africa has only a few percent of the total motor vehicles in the world, more than 10% of traffic fatalities globally occur on African roads. Together with a regional Non Governmental Organisation (NGO) and other partners, Autoliv works in the project AfroSAFE to promote the Safe System Approach, build connections with key stakeholders and provide guidance on minimum safety standards.

- Autoliv is a member of the multi-stakeholder Research Consortium for Crashworthiness in Automated Driving Systems, which aims to collaboratively work towards validation methods for automated driving systems. We are also part of an Massachusetts Institute of Technology (MIT) consortium on Advanced Vehicle Technology to better understand and increase safety related to automated driving.

- Around 15% of the over 8,000 car occupant fatalities in the EU in 2020 occurred in crashes with Heavy Goods Vehicles (HGVs). In addition to supporting the Swedish Transport Administration with collision testing, Autoliv engaged in research around relevant injury criteria together with University of Virginia and potential protection systems together with Chalmers University of Technology, Volvo AB and the Swedish Transport Administration.

- In 2023, the UN created a working group to revise the UN vehicle safety regulations regarding occupant protection. The group's role is to determine how greater diversity in terms of representation of crashes and occupants should be implemented in crash safety regulations, and to assess virtual crash testing as a method to further improve equity in occupant protection. The group gathers around 50 participants and, as a member, Autoliv is actively contributing with relevant research findings and know-how.

More information about our engagement in industry associations and other organizations is available in Materiality Assessment on pages 36-37.

Collaboration with universities
To ensure real-life benefits and to develop evidence-based test methods for product development, Autoliv engages in collaboration with universities globally. One such collaboration relates to Vulnerable Road Users (VRUs).

To be able to better protect VRUs, several studies have been initiated during last year with focus on two-wheelers. Current helmet standards and ratings do not consider the complexity of neither facial impact protection performance nor Traumatic Brain Injury (TBI). Both virtual and physical test methods are being developed and newly developed brain injury assessment tools and injury-specific risk functions will be used for evaluation and optimization of safety systems. In this area, we collaborate with the Royal Institute of Technology in Sweden, and Imperial College London, and a Swedish helmet manufacturer with the aim of influencing standards and ratings.

Equity in vehicle safety

Autoliv is a forerunner in the emerging area of equity in vehicle safety. Current occupant substitutes used for estimating injury risk in crash testing are limited to three sizes representing small, mid-size and large occupants, based on 1970's U.S. population height and weight distributions. The mid-size male has historically been the one most frequently used in rating and regulatory testing. However, over the past decades, there has been a consistent trend of increasing population weight. Car crash injury statistics highlight that both obese male and female occupants are at increased risk of injury and death when compared to average weight males. Beyond sex and size, injury and fatality risks increase substantially with age.

Autoliv researchers have looked upon safety-belt fit as an important safety aspect for many years, and how safety belts distribute forces on human bodies. Our hypothesis is that the belt system and how it distributes load on the body to protect people can still be developed further, provided that next generation tools and evaluation methods become ready to use and widely accepted. For this reason, to enable the development of safety systems that are as effective as possible for everyone, Autoliv is actively researching tools and methods that can be used to represent the contemporary population in different crash scenarios, for example through virtual crash testing with human body models representing the population variability in age, height, and weight for both males and females.

According to research, the seatbelt is the top life-saving device, belts alone reduce occupant fatalities by 45%.

1) Kahane, 2015

Climate and Circularity

Carbon neutrality
in own operations

Net-zero emissions
across our supply chain

Targets:

Carbon neutrality in own operations **by 2030**	Year-on-year **improvement in energy intensity** **Continuous**	Year-on-year **reduction in waste** **Continuous**
2023 Outcome: **358** kton CO_2e	**2023** Outcome: **3%** improvement	**2023** Outcome: **12%** increase

Autoliv's approach aims to reduce greenhouse gas (GHG) emissions and increase circular use of materials, also supporting its customers' transition to lowcarbon friendly mobility.

Ambition and approach

We are committed to operating our business in an environmentally sustainable manner, taking into account our environmental impact throughout the life-cycle of sourcing, design, production and end of life. Our key environmental impacts are (GHG) emissions, energy use, waste generation and water use. With particular emphasis on climate action, we actively engage with customers, suppliers and other stakeholders to take on the decarbonization challenge across the value chain and drive sustainable mobility.

Environmental management

Autoliv's environmental management system (EMS) emphasizes continuous improvement and is aligned with ISO 14001 requirements. The EMS establishes the requirements for a standardized approach to environmental management, including identification of material environmental aspects, objective setting, competence development, performance follow-up and standardized reporting. At year end, 92% of all manufacturing facilities were externally certified in accordance with ISO 14001.

Climate action

In 2021, we launched an updated climate strategy including new long-term climate target and ambition:
- Carbon neutrality in own operations by 2030
- Net-zero emissions across our supply chain by 2040

These climate ambitions, aligned with a 1.5°C trajectory, helping to ensure our competitiveness now and in the future.

In addition to these ambitions, we have adopted separate Science Based Targets for 2030 covering our own operations (Scope 1+2) as well as our supply chain (Scope 3 upstream). More information about the targets is available on page 60.

Our GHG footprint

To fully understand our GHG footprint as well as key climate-related risks and opportunities, we carried out a value chain GHG footprint assessment and scenario analysis in 2021. The assessment was carried out in accordance with the GHG Protocol Scope 3 Calculation Guidance. Scope 1 + 2 emissions were calculated based on actual operational data covering energy consumption and fugitive emissions,while Scope 3 emissions were modelled based on actual and estimated sourcing data and generic emission factors.

The assessment showed that for the emissions covered by our long-term ambitions, materials used in our production (in particular steel, textiles and other plastics, and magnesium) were the largest contributors, followed by emissions from logistics and electricity used in our own operations. Downstream Scope 3 emissions, in particular use-phase emissions, constituted the largest share of the total GHG footprint. Since we consider our possibility to reduce downstream Scope 3 emissions to be greatly limited (such reductions are mainly driven by our customers' work on electrification), they are excluded from our long-term ambitions and Science Based Target covering Scope 3.

Autoliv's GHG footprint across own operations and our supply chain[1] 2023 (kton CO_2e)



Scope 1	Scope 2	Scope 3[1]: Purchased goods and services	Scope 3[1]: Upstream transportation	Scope 3[1]: Other upstream	Total
100 (2%)	260 (6%)	3,070 (74%)	460 (11%)	240 (6%)	4,130 (100%)

Own operations		Upstream activities			
GHG emissions from fossil fuels and fugitive emissions in operations	GHG emissions from purchased electricity, heat and steam in operations	GHG emissions from materials used in products and packaging (Scope 3 Category 1)	GHG emissions from upstream transportation (Scope 3 Category 4)	GHG emissions from business travel, employee commuting and more (Scope 3 Categories 2, 3, 5, 6, 7)	

1) Considering the challenges related to accurately modelling upstream Scope 3 emissions, such as the accuracy of historical data and the availability and applicability of emission factors, actual upstream Scope 3 emissions may differ materially from those modelled. The modelling primarily aims to identify the major sources of Scope 3 emissions across the value chain, which supports Autoliv in developing specific activities for improvement and implementing the relevant measures. Autoliv aims to, over time, increase the accuracy of reported upstream Scope 3 emissions by addressing material uncertainties. The illustration above does not include modelled downstream Scope 3 emissions, which include emissions from the use phase of vehicles where Autoliv's products are installed.

Autoliv's climate program

Based on the results of the GHG footprint assessment, we designed a climate program organized into a number of operational initiatives focusing on the most important decarbonization levers or value creation and enabling activities. A number of cross-cutting initiatives related to governance, performance measurement, business strategy integration, risk management and competence development support the operational initiatives. Guided by our 1.5°C aligned long-term ambitions, the climate program and related processes such as risk assessments represent Autoliv's low-carbon transition plan.

Decarbonization levers

The most impactful decarbonization levers identified within our own operations include:

- Transitioning to low-carbon electricity at our facilities using a mix of on-site solar generation, long-term Power Purchase Agreements (PPA), Renewable Energy Certificates (REC) and Energy Attribute Certificates (EAC)

- Continued focus on energy and materials efficiency

- Phasing out current fossil-fuel equipment such as natural gas furnaces with electric alternatives

- Phasing out fugitive emissions

Low-Carbon[1] Supply Chain	Low-Carbon[1] and Efficient Operations	Low-Carbon[1] Product Offering
Low-carbon electricity in the supply chain **Low-carbon material sourcing** **Low-carbon logistics**	**Energy and resource efficiency** **Phase-down of natural gas equipment** **Elimination of fugitive emissions** **Renewable energy for operations**	**Low-carbon product design** **Low-carbon sales strategy**

Cross-Cutting initiatives			
Program governance and performance measurement	**Business strategy integration**	**Risk management**	**Organization and competence development**

Key initiatives that we intend to implement to reach net-zero emissions across our supply chain include:

- Transitioning to recycled, bio-based and other low-carbon materials in our products as well as in packaging
- Requiring our suppliers to use low-carbon electricity in their production
- Reducing the GHG footprint of our logistics through route, capacity and footprint optimization as well as a shift towards low-carbon transportation modes and vehicles

Below is a summary of some of the work and key achievements within the program during the year.

Low-carbon supply chain
In 2023, we carried out our regular climate survey to our direct material suppliers, with the purpose of better understanding the current situation at our supply base: if suppliers can quantify their GHG emissions, whether they are using renewable electricity, and whether their climate-related targets and roadmaps are aligned with Autoliv's net-zero ambition. We also released our Sustainable Sourcing Requirements for direct material suppliers, that include climate-related requirements and expectations such as renewable electricity targets by 2024, 2025 and 2030.

Low-carbon materials are crucial to meet our GHG emission reduction targets. In 2023, we engaged with a broad range of raw material suppliers on sustainable material solutions, to systematically review and validate options for increasing the recycled content, bio-based and low-carbon materials in our product. Examples covering key materials include:

- **Textiles:** We are assessing low-carbon alternatives based on higher recycled content or bio-based materials, prioritizing new materials interchangeable with currently used materials

- **Steel:** In addition to a fossil-free steel partnership with SSAB, we made progress on a broader low and fossil-free steel buying program
- **Magnesium:** an estimated 20% of purchased magnesium came from recycled sources, a significant improvement from an estimated less than 5% in 2022

In the low carbon logistics program, focus is on shifting transportation from air to sea, optimizing routes and improving capacity utilization. During the year, we continued work on developing division-level strategies based on local conditions, and set emissions reduction targets for logistics and packaging. We also carried out successful local pilots in Asia using hydrogen fuel cell and electric light goods vehicles as well as low-carbon packaging solutions with biodegradable bags replacing plastic bags.

Low-carbon and efficient operations
With a focus on renewable electricity, we expanded purchasing of renewable electricity and initiated a long-term solar PPA agreement in the U.S. In 2023, 23% of our total electricity consumption came from renewable instruments, up from 13% in 2022. In addition to renewable electricity instruments, several production have installed or are in the process of installing on-site solar generation capacity. While still representing less than 1% of our total energy consumption, we are working to grow this share over the coming years.

As part of our Green Factory Program, we regularly conduct assessments covering energy, water and waste in order to continuously improve environmental performance in our operations. To ensure better integration of our climate program into our operations, these assessments were made an integral part of Autoliv's operational excellence assessment.

As part of the program, we set site-level targets for GHG emissions and energy intensity for all manufacturing sites. With a greater focus on energy, we implemented a number of energy efficiency projects in all divisions during the

---

1) Low-carbon is generally understood as referring to actions/solutions that reduce carbon emissions aligned with limiting global warming to 1.5 degrees Celsius.



In addition to renewable electricity instruments, many sites have installed or are in the process of installing on-site solar generation capacity. Here represented by Autoliv in Utah, U.S.

year, targeting areas such as air compressor leaks, waste heat recovery, installing LED lighting, and replacing older equipment with new, more efficient equipment. We improved the operational energy intensity, measured as total energy consumption per part delivered, by 3% compared to 2022. We also conducted energy management workshops and trainings in different divisions.

To reduce our GHG emissions from natural gas in the production processes, we undertook several studies and trials to assess the potential for energy efficiency improvement, e.g. from gas reduction and heat recovery, and electrification of some equipment. The trials were conducted to ensure that any abatement measures do not compromise product quality. Preliminary results showed significant improvement potential for some equipment, to be further assessed and implemented where feasible.

Sulfur hexafluoride (SF_6), used in steering wheel production, is our largest source of fugitive emissions, making up around 6% of Autoliv's total Scope 1+2 emissions. We launched an action plan in 2022 to fully phase out the remaining use of SF_6. As a first step, SF_6 emissions were reduced in 2023.

Despite an increase in total energy consumption, our efforts in particular in increasing renewable electricity use and SF_6 phase-out combined with updated emission factors lead to a 17% decrease in Scope 1+2 emissons compared to 2022.

Low-carbon product offerings

Our ambition is to develop attractive, low-carbon product offerings to support our customers in their transition to zero-emission, low environmental impact vehicles. We are seeing constantly increasing ambition levels among our customers who are increasing requirements on us as a supplier.

During the year, all product lines developed action plans for net-zero aligned product roadmaps as well as set emissions reduction targets. We continued our work to evaluate our products' overall environmental footprint throughout their life cycle. These life-cycle assessments (LCAs) help prioritize actions in product development such as light-weighting and sourcing of low-carbon materials. The LCAs also allow us to proactively engage with customers, highlighting the carbon footprint of our products and how embedded emissions can be reduced. We already offer our customers specific products that support their carbon footprint reduction strategies, such as products with lower weight and higher content of recycled non-ferrous metals and low-carbon polymers. Examples include increased use of recycled magnesium and switching to textile fabrics with a significantly lower GHG footprint.

Cross-cutting initiatives

During the year, we extended our climate program training to also include mid-level management and employees across divisions and corporate functions.

We continued the implementation of our Sustainability Guidelines for Capex investments, with specific climate impact guidance and assessment. The guidelines aim to ensure that all investments are aligned with our 2030 climate ambitions and specify exclusion criteria for investments that could lead to increased GHG emissions above certain emission thresholds beyond 2030. The guidelines also encourage investments with positive climate impact, such as, installation of solar panels, improvements to energy efficiency, and replacement of fossil-fuel equipment with electric alternatives.

To strengthen our capacity for accurate and transparent GHG accounting and forecasting, we are implementing a corporate-wide GHG accounting solution covering both our own operations and Scope 3 upstream activities with focus on direct materials and logistics. The solution enables better product carbon footprinting and target setting, and helps us track both climate and financial impacts of a large number of projects. During the year, we trained and onboarded 340 users across the organization and began tracking over 200 projects.

Read more about climate-related governance and risk management in the TCFD disclosure, pages 48-49.

Circularity and natural resources

Waste and circularity

In 2023, we expanded our approach to natural resources management in our own operations and value chain with the aim of implementing a comprehensive circularity approach. We undertook an assessment to evaluate our circularity-related risks and opportunities, in order to set our priorities for the coming years. As part of the assessment, we evaluated our current status and identified a large number of potential circularity initiatives in three key areas:

• materials recirculation, including share of recycled content in input materials

• materials efficiency, including materials utilization and lightweighting rate

• product utilization rate, ensuring the lifetime of our product lasts the lifetime of a vehicle

Identified initiatives include, for example, circular product design principles, scrap optimization in the supply chain and within our operations for key input materials, further improvements in lightweighting, closed loop processes for select materials, increased recycled inputs for strategic materials, and packaging optimization and reuse. The work continues in 2024 with the aim of finalizing our circularity strategy including further validating and prioritizing the opportunities and risks identified, setting our ambition and defining the roadmap.

We continuously manage and monitor waste management practices at site level through the Green Factory program, in which waste management is part of the quarterly assessment. Directing waste away from landfill remains a priority at our production sites. The rate of reuse, recycling and energy recovery increased to 91% (90% in 2022) of total waste reported.

Water

Our most water intensive operations are associated with the production of airbag components, accounting for around 60% of water withdrawal. Based on the WRI Aqueduct Water Risk Atlas, around 20% of Autoliv's facilities are located in regions with high or extremely high water stress levels. Nevertheless, only one of the ten most water intensive production sites is located in high water stress region.

During the year, we conducted water footprint analysis within our own operations and across key raw materials value chain as well as water risk assessments for our facilities. Based on the ENCORE sectoral water impact methodology, the largest water footprint in the value chain came from steel, aluminium and textiles (PET).

Biodiversity

To better understand our impact on biodiversity, we conducted an initial assessment on biodiversity risks and dependencies, both faced by and associated with our operations, and related to our supply chain. The assessment was based on both the recommended approach from the Taskforce for Nature-related Financial Disclosures (TNFD) and EU Corporate Sustainability Reporting Directive. Using an established methodology (LEAP) and tool (ENCORE), we performed an initial screening of biodiversity risks at all our manufacturing sites and and certain materials value chains. Based on the initial results, we then conducted a more detailed assessment of biodiversity impacts and dependencies on select Autoliv sites and raw materials supply chains. In 2024, we will continue assessing biodiversity with the overall goal of implementing key aspects into existing processes such as environmental impact assessments.

Materials management and substances of concern

For Autoliv as a global automotive component manufacturer, compliance with chemical and material regulations is essential for our business. At the core is our standard that defines Autoliv's requirements for material data reporting and substance use restrictions, applicable for both Autoliv and its suppliers. This standard is updated twice a year to reflect the latest legal and customer requirements. Through reporting to the automotive industry databases IMDS and CAMDS, we trace the content in our components delivered to customers and confirm compliance regarding applicable legal and customer requirements.

We follow up continuously with our suppliers to find alternative materials in case a substance needs to be phased out. In 2023, special efforts were devoted to identifying PFAS used in our parts and assessing suitable alternatives.

TCFD Disclosure

Autoliv considers the management of climate-related risks and opportunities to be a key component of ensuring long-term business success. This disclosure is aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations.

Governance

The Board of Directors is ultimately responsible for the oversight of sustainability-related matters, including climate change, and has delegated certain responsibilities to its committees. The Board of Directors and the Nominating and Corporate Governance Committee (NCGC) receive regular updates on climate-related matters and performance. In 2021, the Board of Directors endorsed Autoliv's current long-term climate ambitions as well as the strategic direction for reaching the ambitions. Throughout 2023, the Board and NCGC received updates on progress related to the climate program and our plans for 2024.

The Executive Management Team (EMT) is responsible for implementation of sustainability-related matters, including climate change. The Sustainability Board, which consists of the CEO and several EMT members, has overall operational oversight of Autoliv's climate program. Other relevant Management Boards, such as the Industrial & Product Board, Innovation Board and Commercial Board, focus on specific climate program initiatives such as low-carbon product design. Performance against climate-related targets is reviewed regularly by the EMT, divisional and other functional management teams and followed up in monthly business reviews. The underlying governance principle of the climate program is close integration into existing governance structures.

Supported by the VP Sustainability, the Executive Vice President HR & Sustainability, is ultimately responsible for the overall direction and governance of the program, and for ensuring implementation progress.

For more information about sustainability governance, see pages 38-39.

Strategy

Scenario analysis

In 2021, as part of the development of the updated climate strategy, we carried out our first climate scenario analysis. The analysis, which covered both transition and physical risks, was based on a 2°C (equivalent to RCP 4.5) scenario and a 3-4°C (equivalent to RCP 8.5) scenario. Transition risks were assessed on a 2030-2040 timeframe, while physical risks were assessed on a 2050 timeframe.

From a financial impact perspective, the most material transition risks identified were:

- the risk of a global decrease in overall vehicles sales
- increasing prices for raw materials with a large carbon footprint as a result of various carbon pricing mechanisms
- potential revenue loss if Autoliv fails to meet increasingly strict supplier requirements from OEMs who themselves have set strict GHG emissions reduction targets

Climate risk assessment

Transition risks	Most material risks	Potential financial impacts
Policy and legal	Carbon pricing mechanisms leading to increasing prices for raw materials with a large carbon footprint	Increased Opex
Technology	Decrease in overall vehicle sales	Loss of revenue
Market	Higher demand for renewable electricity and low-carbon raw materials	Increased Opex
Reputational	Increasing stakeholder requirements or expectations on Autoliv to aggressively reduce GHG emissions in its own operations and/or supply chain	Loss of revenue, reduced access to capital

Physical risks		
Acute/short term	Wildfires Extreme heat Flooding	Loss of revenue related to production disruptions Disruption to water and energy supply
Chronic/long term	Extreme heat Water stress	Costs related to the need to relocate production

The most material physical risks identified, generally connected to a 3-4°C scenario, were factors that would lead to significant production disruptions. These include wildfires, flooding and extreme heat. These risks were seen as particularly high in countries and regions such as the Southwest U.S., Mexico, India and China. These risks are also expected to impact suppliers and customers in these regions.

The most material opportunities identified pertained to building a strong position among climate-progressive OEMs including electric vehicel (EV) manufacturers as a supplier of low-carbon components as well as opportunities to increase operational energy and materials efficiency.

Strategy and business impact integration
Climate change is integrated into Autoliv's business strategy, which is cascaded through established steering mechanisms such as annual business planning and target setting.

To realize key climate-related business opportunities, we are continuously working on low-carbon product offerings and forming partnerships with customers to help them reduce the carbon footprint of their products. In addition, efforts to increase the energy and materials efficiency of our operations will support in reducing related Opex. As part of our climate transition plan, we aim to gradually further develop and use scenarios as a supporting tool in quantifying the financial impacts of climate-related risks and opportunities, including setting a price on carbon and other climate-related financial KPIs.

Autoliv's strategic plan was updated in 2022, covering the years 2023-2025. Climate is included as one of the focus areas in the strategic plan. During 2023, we focused on further integrating climate considerations into the company's strategic product planning process and other key processes, such as Capex decisions.

Risk management
Climate-related risks are generally integrated into the Enterprise Risk Management (ERM) process. For more information about ERM and management of sustainability risks, see pages 38-39.

Transition risks are generally considered mitigated through continuous legal and market intelligence reviews, sales forecasting and external stakeholder engagement. Physical risks are generally considered mitigated through site risk and impact assessments as well as ongoing business continuity management.

Metrics and targets
In addition to Autoliv's long-term ambitions and Science Based Targets, the climate program covers a number of more detailed performance metrics and related targets. These cover the most important emissions reduction levers such as sourcing of low-carbon raw materials, low-carbon logistics and a transition towards renewable electricity use.

Since 2022, GHG emissions from own operations (Scope 1+2) is a performance component to the long-term equity incentive program. The program covers around 300 participants, including the CEO and all EMT members.
For more information on GHG emissions and target outcomes, see pages 61-62.

A Safe and Inclusive Workplace

Ambitions:

Zero accidents
Embrace inclusive ways of working

Targets:

0.35	**1**	**95%**	Year-on-year improvement in **Employee experience** **Continuous**	**22%**
Incident Rate **by 2024**	reported unsafe act or condition per employee per year	of senior and mid-level management trained in unconscious bias **by 2023**		women in senior management **by 2024**
2023 Outcome: **0.38**[1]	**2023** Outcome: **1.4**	**2023** Outcome: **96%**	**2023** Outcome: **Decrease**	**2023** Outcome: **19%**

1) See comments under Changes and corrections on page 60.

Health, safety, and inclusion are pillars of our people strategy, ensuring that we create value from and for our most valuable asset - our employees.

Health and Safety

Our ambition and approach

Autoliv is committed to providing safe and healthy working conditions for our employees and contractors. We believe that work-related injuries and illnesses are preventable and continually strive to eliminate all workplace accidents. The responsibility for health and safety (H&S) starts with senior management. All employees share a responsibility for identifying and eliminating unsafe conditions and behaviors and speaking up.

Health and safety management system

We make H&S an integral part of everyday business by integrating H&S into our production system and all our projects and processes that may affect the working environment of our employees. All production sites are required to implement Autoliv's health and safety management system (HSMS), which is aligned with ISO 45001 requirements. The cornerstone of our HSMS is the global safety assessment that is an integrated part of the Autoliv Production System. These quarterly assessments establish the principles and internal standards by which H&S activities and operations are managed, provide a factual basis for identifying significant hazards and risks, and support in implementing continuous improvement activities to eliminate or mitigate these hazards and risks.

The HSMS is supported by local leadership teams who encourage operators and visitors to engage in and proactively speak up about health and safety concerns and to take responsibility for safety. Implementation of the system is monitored through internal audits and external certification audits. At year end, 61% of production sites were ISO 45001 certified.

Autoliv's H&S work principles

Leadership commitment

Leaders at all levels of the organization are actively involved in creating a behavior that supports and promotes strong H&S performance and continuous improvement.

Employee involvement

Employees are actively engaged in all aspects of H&S performance, including establishing goals, identifying and reporting hazards/risks, investigating incidents and tracking progress.

Workplace safety is a condition for employment

Every employee is responsible for contributing to their own workplace safety.

Recognition and control of risks

Processes and procedures are implemented to proactively identify, prevent, reduce and/or control potential hazards/risks.

Continuous improvement

Processes and procedures are implemented to monitor H&S, verify implementation, identify defects and provide opportunities for improvement.

As part of our continuous focus on accident prevention, we are continuously expanding the use of leading H&S indicators. In 2022, we added identified unsafe acts and conditions to monthly management reporting and during 2023, the reporting of unsafe acts and conditions significantly increased surpassing the target of 1 per employee. This reflects an increased awareness of the importance of reporting safety issues.

H&S training and awareness building

During 2023, H&S continued to be a key topic at EMT and Divisional Management Team meetings. Leadership safety training continued throughout the year and in 2024 the training will be deployed to team leaders in operations. All employees working in production are trained in relevant H&S topics and H&S is included as a mandatory item in daily team meetings. In addition, they are trained in the use of on-site H&S reporting tools and empowered to immediately stop production if an actual or potential serious risk is identified.

Focus on high-risk activities

During 2023, we continued the focus on high-risk activities within our operations. To better control these risks, we have developed and implemented internal standards covering a number of high-risk areas:

- Working at height
- Lock-out/tag-out
- Traffic safety
- Machine safety
- Lifting and rigging
- Contractor safety

These standards are implemented and followed up through the global safety assessment.

We are increasingly focusing on incidents that could have resulted in a serious injury or fatality. All such incidents are reviewed by the responsible management team and shared globally so that measures can be put in place to prevent repeat incidents.

Inclusion

Our ambition and approach

Inclusive ways of working are an asset and a fundamental part of the Autoliv Key Behaviors that were launched in 2021. Including a multitude of perspectives is an integral aspect of successful decision-making in all parts of the organization and helps drive innovation and create long-term sustainable shareholder value in a rapidly changing industry. We believe that everyone should be respected and treated fairly, and we are committed to providing an inclusive and diverse workplace where everyone can be themselves, deliver results and bring their authentic selves to work.

Activities during the year

During 2023, we continued our activities to deliver on inclusion targets, including a focus on increasing the share of women in management. While we did not meet our target for the share of women in senior management compared to 2022, we took important steps to create a more diverse candidate base, and began to use scientific selection methods to increase objectivity in both internal and external recruitment. We also continued unconscious bias training for senior and middle management to enhance managers' insight and ability to take diversity into account in everyday work.

Measuring inclusion and Employee Experience

The company-wide quarterly employee survey includes statements that measure key aspects of an inclusive work environment including: whether employees feel that they can be themselves at work ("Authenticity") and whether they have the same opportunity to advance in the organization ("Perceived fairness"). The scores were lower in 2023 compared to 2022, largely attributable to a general decrease in employee sentiment related to organizational changes implemented from the second quarter. Women were, in general, more positive than men and had a more positive perception of inclusion within the company.

For more information about employee development, see pages 32-33.

Responsible Business

Ambitions:

Proactively prevent corruption and other unethical business practices

Respect human rights

Manage supply chain sustainability risks

Targets:

100%	**100%**	**100%**	**100%**
of target group completed Antitrust training **Continuous**	of target group Code of Conduct certified **Continuous**	direct material suppliers sustainability audited **Continuous**	direct material suppliers respond to conflict minerals survey **Continuous**
2023 Outcome: **98%**	**2023** Outcome: **93%**	**2023** Outcome: **99%**	**2023** Outcome: **97%**

Responsible business practices are key in ensuring that we understand the impacts of our business operations, comply with laws and regulations, and meet stakeholder expectations.

Our Responsible Business strategy
Responsible business is a fundamental element of Autoliv's sustainability framework. To recruit and retain the best talent and to build enduring relationships with our customers and suppliers, it is essential that Autoliv is known for the quality and integrity of its conduct as well as its products and services. Through our approach to responsible business, we work to continually strengthen how we:

- Proactively prevent corruption and other illegal or unethical business practices wherever we operate
- Respect human rights across our value chain
- Manage sustainability risks and impacts across our supply chain



Code of Conduct

Saving Lives with Integrity

Autoliv

Compliance and Corporate Integrity

Autoliv's Compliance and Corporate Integrity Program

Autoliv's compliance program is designed in accordance with a number of frameworks and best practice guidance, such as guidelines for effective compliance programs under the Organizational Guidelines issued by the U.S. Sentencing Commission, the U.S. Department of Justice - Evaluation of Corporate Compliance Programs, and the UK Bribery Act Guidance. The program serves to ensure that adequate procedures are in place to prevent Autoliv from taking part in any corrupt business practices, or other illegal and unethical behavior, and that the company adheres to applicable laws and regulations. The program also drives compliance with relevant standards including the Autoliv Code of Conduct, as well as corporate standards.

Leading with Integrity

Leading with Integrity is at the core of Autoliv's Compliance and Corporate Integrity program. We strongly believe that leaders play the most important role in enabling, inspiring, and making it easy for employees to make responsible decisions. They also play an important role in fostering an open and transparent culture where all employees feel safe and encouraged to Speak Up. In 2023, we launched a number of initiatives under the "Leading with Integrity" umbrella. For example, we introduced the Leading with Integrity Library, which provides helpful resources and ready-to-use material for leaders. Resources include Listen Up Leaders – creating a speak up culture, Respect in the Workplace workshop material, leader-led discussions about the purpose of our Code of Conduct as well as the "Integrity Check" game.

Saving Lives with Integrity: Our Code of Conduct

In 2022, Autoliv introduced a revised Code of Conduct. Several training courses and activities were arranged throughout 2023 with the aim to increase awareness of the new Code of Conduct. These included leader-led discussions focused on different aspects of our Code, responsible business approach and Code of Conduct training specifically for production staff.

Autoliv's onboarding process for new employees includes an introduction to the Code of Conduct through team-based discussions on the role of our Code, our Integrity Check, what we should expect from each other, and speaking up. During 2023, over 8,000 new employees participated in face-to-face Code of Conduct trainings. In addition, a new Code of Conduct e-learning was developed during the year, to be rolled out to all non-production employees in 2024.

Each year, all Autoliv employees in a leadership role must complete a Code of Conduct certification. The certification requires the disclosure of known violations of the Code and an acknowledgement that the leaders are aware of and promote the Code to their teams. At year end, 93% of target group employees had completed certification.

Compliance and Corporate Integrity Program



Leading with Integrity

- Risk Assessment
- Organization
- Policies & Procedures
- Training & Communication
- Speak Up & Investigations
- Third Parties, M&A
- Compensation Structures and Consequence Management
- Improvement, Testing & Review

Colleagues at Autoliv in Shanghai, China.



If you answer any of these questions with a "no" or "I'm not sure", pause and seek additional guidance.

Do I have all the information to support a good decision?

Is it legal and consistent with our Code?

Do I still feel proud of myself and Autoliv?

Have I discussed with the right people?

Do I know how to explain the decision to those impacted?

Autoliv's Integrity Check

Part of the training related to our Code of Conduct is an interactive game – Integrity Check. The aim is to help employees get a deeper understanding and inspire discussions about decision making with integrity in a new and engaging way. The roll-out of the game is ongoing and will continue during 2024 with the aim that all top management leaders should complete the game activity with their teams.

Anti-corruption

At Autoliv, we compete vigorously and effectively while always complying with applicable anti-corruption laws. We have zero tolerance for any form of corruption in our business dealings and expect the same standards from our business partners. Our anti-corruption program is intended to support the principles in the Autoliv Code of Conduct and internal anti-corruption policy by providing employees guidance with regards to:

- Avoiding corruption and bribery
- Proper interaction with public officials
- Guidance on gifts and hospitality
- Charitable donations and sponsorships
- How to manage risks relating to third parties

We perform due diligence on all high-risk third-party relationships and apply risk-based controls to support our third parties in applying our anti-corruption commitments. In 2023, work continued to strengthen the due diligence process for suppliers.

We use a combination of face-to-face workshops and virtual training to maintain anti-corruption awareness and knowledge for certain employees within functions with increased risk exposure. Anti-corruption training is mandatory for selected employees in functions with high corruption risk exposure.

Antitrust

We will always thrive best in fair and open markets. Therefore, we rigorously follow all competition and antitrust laws that apply to our operations. Our Antitrust and Competition Policy provides detailed guidelines on how to deal with our legal obligations in competition and antitrust laws.

To further increase knowledge about Antitrust & Fair Competition, a new antitrust e-learning course was rolled out in the first part of 2023. At year end, 98% of target group employees had completed the course. The new e-learning gathers information related to how confident employees feel about the topic and which questions are considered difficult. This additional data helps us identify areas where we need to provide additional guidance and support; as a result, further guidance concerning interactions with competitors and careful communication was added to the course. In addition to the e-learning, certain functions and roles with increased exposure to antitrust risks will receive additional targeted training suited to their job responsibilities and work context.

Speaking Up

Autoliv has embraced a broad definition for Speaking Up: "any communication or discussion with the intent to bring positive change, show encouragement or highlight an issue for improvement". To help ensure that our broad definition of Speaking Up is consistently referenced and promoted across workstreams and strategic initiatives, implementation of the Speak Up policy is the joint responsibility of several functions: Compliance & Corporate Integrity, Health & Safety, Quality, and HR. Although we believe this broader definition will benefit our business in all aspects, we make it clear that Autoliv employees are responsible for immediately reporting suspected or known violations of the Code of Conduct, the law or Autoliv's policies. All employees are frequently informed of the multiple channels available for raising such issues. In most cases, this should be to their manager or a member of local management. When this is not possible (for any reason), colleagues in HR, the Legal Department, or Compliance Officers are always available, or the Autoliv Helpline can be used.

In December 2022, we launched a Speaking Up e-learning for all employees and additional training for leaders on their role in creating a Speak Up culture. The e-learning takes employees through a series of situations where they are asked to make a decision about what to do next. By the end of 2023, 98% of employees had completed the Speaking Up e-learning and 97% of managers had completed the additional manager training. Awareness of Speak Up channels and confidence in speaking up are measured in quarterly employee surveys.

In 2023, 68% of employees who participated in the surveys felt safe to speak up at Autoliv, same result as in 2022. While many teams report that they feel safe to speak up, we know this sentiment is not yet universal in all parts of Autoliv. The Code of Conduct and Speak Up policy firmly state that no employee or third party should be adversely affected for reporting in good faith or for refusing to carry out a directive believed to constitute a violation of the Code or other Autoliv policies, laws, or regulations.



Speak up.

Speaking Up@Autoliv:

"Any communication or discussion with the intent to bring positive change, show encouragement or highlight an issue for improvement".

In order to measure how well we have communicated to the employees about our Speak Up philosophy and program, we launched a Speak Up awareness survey for employees in our Europe, Asia and China divisions. The results of the survey are analyzed and discussed within the respective management teams and form the basis for continued communication and training about Speaking Up, both for employees and for management.



Direct line manager
Helpline
Other trusted local leaders
Speak up.
Compliance team
Specialist colleagues (e.g. HR, HSE, APS, Quality, Legal)

Autoliv Helpline

The Autoliv Helpline is a third-party operated reporting service available to all employees as well as any third party. Reports can be made anonymously (where allowed by law) and/or confidentially in the language of any country where Autoliv operates. All reports are investigated to determine whether there is any violation of the law, the Code of Conduct or other Autoliv policies.

Reporting

In 2023, a total of 426 reports were received by the Compliance team. Around 89% were received via the Helpline reporting system (phone or online) and the other reports were raised internally, meaning reported directly to management, HR, Legal or Compliance teams. Of the reports received, 70% were, opened for investigation. Of the investigations closed in 2023, 36% of the allegations or cases were substantiated or partially substantiated. Compared to previous years, 2023 saw an increase in the number of reports related to harassment and conflict of interest. Substantiated cases are presented to appropriate management for decision on disciplinary action and other remediation activities. All high risk case are presented to Executive Management and Audit and Risk Committee of the Board on a regular basis.

Tax policy

At Autoliv, tax planning is carried out in compliance with the Tax Policy approved by the Board of Directors. The basic principle is to respect all relevant laws, disclosure requirements and regulations, while safeguarding shareholder interests and the Autoliv brand. All tax planning must be in line with Autoliv's business purpose and no baseless organizational structure is permitted. All Autoliv affiliates are required to pay all tax obligations and meet relevant payment deadlines, to fully comply with all relevant tax laws and accounting rules and regulations in the tax jurisdictions in which the business operates, and to be open and transparent with tax authorities about their tax liability. When disputes arise, Autoliv will proactively seek to work cooperatively with full transparency.

Human rights

Human rights are an integral part of Autoliv's sustainability agenda and cut across all sustainability focus areas. We are committed to respecting the UN Universal Declaration of Human Rights as well as human rights-related commitments laid out in the UN Global Compact Principles and OECD Guidelines for Multinational Enterprises. We are continuously assessing the quickly evolving legislatory landscape as well as customer- and investor-related expectations. During 2023 we continued the work to further develop our human rights due diligence processes, with particular focus on mapping human rights-related risks for select raw materials supply chains. This work will continue in 2024.

Human rights commitments are included in our Code of Conduct and our Supplier Code. These Codes are supported by topic-specific policies that cover specific human rights, such as our Health & Safety Policy, Respect in the Workplace Policy and Conflict Minerals Policy. Implementation of our commitments is ensured through management attention and reporting, management systems, standards, risk and impact assessments, other tools and training.

Human rights are also a cross-cutting theme in our community engagement activities. One such example is our and other large Swedish companies' long-standing collaboration with the NGO Pratham to ensure effective education for 30,000 children in Assam in India.

Key human rights-related commitments include:

- Our products save lives, and we need to ensure the quality and safety of our products as they never get a second chance
- We are committed to offering a safe and inclusive workplace and respecting all other labor rights
- Our climate ambitions are aligned with the goal of limiting global warming to 1.5°C, thereby mitigating the most severe impacts on societies and the environment
- Our supply chain sustainability risk management processes consider human rights risks and impacts

Human Rights in the Automotive Industry

As a global automotive supplier, Autoliv faces human rights risks in a number of areas. As laid out in the report "Shifting Gears, An Assessment of Human Rights Risks & Due Diligence in the Automotive Industry", published by the Automotive Industry Action Group (AIAG), the most salient risks and issues include:

Child labor and forced labor

Workplace health and safety, discrimination and harassment

Working conditions, wages and freedom of association

Conflict minerals

Climate change and environmental degradation

Labor rights

Autoliv is committed to offering fair terms and conditions of employment to all employees regardless of employment type, status, or location. These commitments extend across our supply chain. Our talent development strategies and employment policies support the International Labour Organization's Fundamental Principles and Labor Standards. We are committed to:

- Providing fair and equitable wages, working hours, benefits, and other conditions of employment in accordance with applicable laws
- Recognizing and respecting employees' right to freedom of association and collective bargaining
- Providing decent and safe working conditions
- Prohibiting child, forced, and bonded labor
- Promoting a safe workplace free from any form of discrimination or harassment

Autoliv is committed to engaging in open and transparent dialogue with all employees and, where applicable, with representatives of organized labor groups and unions. We recognize and respect employees' rights to freedom of association and collective bargaining. Approximately 50 percent of our work force is covered by a collective bargaining agreement. In addition, we have a number of different mechanisms through which employees can bring up topics with management. These include Autoliv's Speak Up channels (including the Autoliv Helpline), an employee suggestion program, local health and safety committees, and operational committees. The major unions representing Autoliv employees in different regions are disclosed as part of the 10-K filed with the SEC.

During 2023, to accelerate structural cost reductions, announcements were made regarding site closures and indirect headcount reductions. Autoliv is committed to managing any workforce reductions responsibly. In all cases, negotiations were carried out with local unions and authorities in accordance with laws and regulations. Depending on the circumstances, certain employees were offered relocation, severance pay, early retirement packages, or other additional compensation.

In the later parts of the year, Autoliv's operations in Queretaro, Mexico, were subject to mass media attention related to alleged labor rights breaches and a review into its operations by the U.S Interagency Labor Committee for Monitoring and Enforcement established under the United States- Mexico-Canada (USMCA) Agreement. With over 16,000 employees in Mexico, Autoliv's announced headcount reductions sparked conversations about labor practices, worker rights, and the dynamics of employee-employer relationships within the company. On December 6th, Autoliv's local subsidiary finalized a collective bargaining agreement for employees at the Queretaro facility.

Supply chain sustainability

Our ambition and approach

Through responsible sourcing practices and supplier collaboration, Autoliv aims to create positive social and environmental value across our supply chain. We expect suppliers and third parties to enact the same standards and processes as we do when it comes to proactively managing key sustainability impacts and risks such as GHG emissions, labor rights, and anti-corruption.

To manage our global supply chain in a responsible manner, we focus on integrating sustainability into relevant supply chain management processes. Suppliers are monitored in a live risk tool covering such factors as natural disasters, financial status, reputation, risks, and responsible sourcing practices. Autoliv's lead buyers are updated regularly with information related to their suppliers, allowing them to take immediate action when necessary.

While our main focus is on direct material suppliers, during 2023 we continued to expand the scope of our supply chain sustainability risk management to indirect suppliers. Our approach is to work with suppliers, to the greatest extent possible, to resolve issues before determining to potentially phase out the supplier. Further information related to supply chain risks is available in the 10-K filed with the SEC.

Supplier Code of Conduct and Sustainable Sourcing Requirements

We expect our suppliers to comply with the laws and regulations in the areas where they operate and to follow Autoliv's policies and procedures, including our Standards of Business Conduct and Ethics for Suppliers (Supplier Code of Conduct). In situations where an Autoliv requirement may differ from local laws or regulations, we expect our suppliers to follow the most stringent requirements. The Supplier Code conveys our expectation that suppliers will uphold our social, ethical and environmental standards in conducting their businesses in areas including human rights and working conditions, environmental protection, and business conduct and ethics. For direct material suppliers, the Supplier Code is included in the Autoliv Supplier Manual (ASM). All direct material suppliers are required to acknowledge their compliance with the ASM as part of our general terms and conditions and by signing a separate acknowledgement letter for the ASM. In the case of indirect suppliers, a reference to the Supplier Code is included in the general terms and conditions attached to purchasing orders. In early 2023, a revised Supplier Code of Conduct was rolled out to suppliers, with strengthened requirements in particular related to conflict minerals and environmental impacts.

Launched in end of 2023, our Sustainable Sourcing Requirements are being communicated to direct material suppliers. The document contains further detailed requirements and expectations related to the four focus areas of the Supplier Code of Conduct.

Supplier audits

Autoliv has dedicated teams responsible for the quality management of our supply base, including mandatory steps such as pre-qualification audits for new direct material suppliers. Sustainability criteria are included as a module in these prequalification audits and must be met before becoming an Autoliv supplier. These audits ensure that our suppliers adhere to Autoliv's standards as well as to applicable local laws and regulations, and establish a process for working with suppliers that fail to meet our policies and standards. If audited suppliers don't meet our requirements, an internal escalation process is in place to ensure that nonconformities are corrected. At year-end, 99% of active direct material suppliers within audit scope had undergone a sustainability audit. Our audit practices are aligned with the AIAG guidelines.

Conflict minerals & Extended minerals

Pursuant to U.S. Securities and Exchange Commission (SEC) rules, conflict minerals include certain minerals (tin, tantalum, tungsten and gold, also known as 3TG) that originated in the Democratic Republic of Congo or an adjoining country and are sold to benefit groups financing armed conflicts in those regions. We recognize the need to end the illegal extraction and trade of natural resources, and the human rights violations, conflicts and environmental degradation that result from this trade. We have designed our conflict minerals approach in accordance with the internationally recognized OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, specifically as it relates to our position as a downstream purchaser. The OECD Due Diligence Guidance has a broader scope and covers more minerals than 3TG. Our Conflict Minerals Policy provides further clarification regarding conflict minerals, and its principles are incorporated into our Supplier Code of Conduct and the Sustainable Sourcing Requirements.

In order to comply with the SEC's conflict minerals rules and regulations and to ensure responsible sourcing of components, parts or products containing conflict minerals, we continuously review our supply chain and work with our suppliers to identify and improve the traceability of potential conflict minerals. We support industry initiatives, such as the Responsible Minerals Initiative (RMI), and utilize external expert guidance to validate that the metals used in our products come from sustainable sources and do not contribute to conflicts. In cases where we find potential risks and conflicts with smelters identified within our supply chain, we take immediate action to mitigate the potential risks. In some cases, this means discontinuing sourcing from suppliers that are in violation of our requirements to ensure sourcing from designated RMI active or conformant suppliers.

To ensure our understanding of the potential use of conflict minerals, we have implemented an annual conflict minerals campaign covering our direct material suppliers. The scope of the annual campaign includes all direct material suppliers that have conducted business with us during the current calendar year and have listed 3TG in their Bill of Materials. This information is extracted from the automotive industry standard reporting platform IMDS. The response rate to the latest completed campaign, which ended in May 2023, was 97%. Most non-responding suppliers were customer-directed suppliers. We are working with these customers to mitigate this issue for future conflict minerals campaigns. We publish an annual report on our conflict minerals campaign on our website.

In addition to conflict minerals, we also have in place an annual reporting campaign related to tracing extended minerals (cobalt and mica) used in components supplied to us. Autoliv does not permit the sourcing of cobalt or mica from high-risk smelters, and suppliers must be able to trace cobalt and mica content in components or raw materials by part number from their facility back to the supplier sourcing from the identified smelters.



Airbag component manufacturing.

Sustainability Appendix

Pages 34-63 comprise Autoliv's Sustainability Report 2023.

Reporting scope

The report covers Autoliv Inc. and all companies over which Autoliv Inc. directly or indirectly exercises control (operational control approach). Reported information covers the full calendar year. Exceptions to this scope:

- Health and safety reporting excludes office locations
- Environmental reporting excludes office locations as well as other locations with an insignificant environmental impact
- Scope 1+2 emissions for 2023 are based on actual activity data for January-November and estimated activity data for December. Estimations are based primarily on historical activity data (Q4 2022 and Q1-Q3 2023)

The excluded locations are considered non-material in terms of their impact on total figures.

GHG emissions and energy

All GHG emissions are reported as CO_2e. Due to their nature or to availability, some emission factors used may only cover CO_2, however the difference has been assessed as non-material.

Energy consumption and GHG emissions are based on activity data reported in volume or quantity in an internal reporting system. The data is based primarily on invoices, but may be estimated if exact measurements or invoices do not exist.

Scope 1+2

Regarding Scope 1+2 emissions, Autoliv applies the GHG Protocol Corporate Accounting and Reporting Standard. Autoliv's primary Scope 2 GHG accounting approach is market-based, and related GHG emissions targets and other metrics are based on market-based Scope 2 emissions. The following emission factor sources were used to calculate 2023 GHG emissions:

- Scope 1 energy fuels[1]: Defra 2022
- Scope 1 fugitive emissions[2,3]: Defra 2022, IPCC AR5, producer stated GWP
- Scope 2 location-based electricity and district heating/steam: IEA 2022
- Scope 2 market-based electricity: provided by supplier, or national grid average for the sites where suppliers were unable to provide a specific emission factor
- Scope 2 market-based district heating/steam: IEA 2022

1) Gasoline, diesel, fuel oil, LPG. 2) Mainly SF_6, fugitive CO_2, N_2O and various refrigerants. 3) The emission factor for SF_6 at one facility has been adjusted down by 20% to account for not all gas being released into the atmosphere. The adjustment is based on tests at the facility and has been applied also to the SF_6 emission factor used for 2021 and 2022. The adjustment is a best estimate associated with inherent uncertainty as the exact reduction has not been established.

2021 and 2022 emissions have been calculated mainly using older sets of the same emission factor sources. The updated emission factors for 2023 represent around a 40 kton reduction in Scope 1+2 emissions between 2021-2022 and 2023, impacting in particular market-based electricity emissions.

Scope 3

Reported Scope 3 emissions have been modelled in accordance with the GHG Protocol Scope 3 Calculation Guidance based on a combination of spend data (e.g. logistics spend) and activity data (e.g. materials purchased). Generic emission factors have been applied as supplier-specific emission factors are generally not available. Reporting is limited to Scope 3 upstream categories as those are considered material for Autoliv and are covered by Autoliv's supply chain climate ambition and the Scope 3 Science Based Target.

Science Based Targets

In January 2022, the Science Based Targets initiative (SBTi) approved Autoliv's Science Based Targets (SBTs):

- Reduce absolute Scope 1+2 emissions by 75% from a 2018 base year
- Reduce absolute Scope 3 upstream emissions by 15% from a 2018 base year

The Scope 1+2 SBT is 1.5°C aligned and has a baseline of 423 kton. 2023 Scope 1+2 emissions of 358 kton is a 15% absolute reduction compared to the baseline.

The scope 3 SBT is 2°C aligned and has a baseline of 3,100 kton. 2023 Scope 3 upstream emissions of 3,770 kton is an 18% absolute increase compared to the baseline.

Energy

Energy conversion for energy fuels have been taken from public data. The same energy conversion factors have been applied to all reported energy consumption 2021-2023 with the exception of natural gas. There has been a small change to the 2021-2022 factor and the higher conversion factor applied to natural gas for 2023 represents an increase of 28 GWh direct energy in 2023 compared to 2021-2022 however, does not impact Scope 1 emissions.

Changes and corrections

In 2023, there were no material changes in reporting scope.

Previously reported 2021 and 2022 location-based Scope 2 emissions have been corrected due to earlier calculation error. The correction resulted in a change of location-based Scope 2 emissions from 285 to 291 kton CO_2e for 2021 and from 276 to 316 kton CO_2e for 2022. The correction of location-based Scope emissions does not impact reported market-based Scope 2 emissions.

The 2021-2023 Incident Rates differ from prior Autoliv reports and releases due to a previous miscalculation; they have been adjusted upwards to reflect the correct Incident Rate. The Company continues to focus on ways to reduce injuries and lower the Incident Rate.

External reporting frameworks

The following external reporting frameworks have been considered for the structure and content of this Sustainability Report:

- We consider the Sustainability Report aligned with the general requirements of the EU Non-Financial Reporting Directive (NFRD). Autoliv's assessment, supported by third party legal expertise, is that for the year 2023, Autoliv Inc. was not required to report in accordance with the EU Non-Financial Reporting Directive (NFRD) or the EU Corporate Sustainability Reporting Directive (CSRD).
- This Sustainability Appendix includes references to the voluntary SASB Auto Parts Sustainability Accounting Standard.
- A TCFD Disclosure is included on pages 48-49.
- A statement prepared to comply with the reporting obligation of California's Voluntary Carbon Market Disclosure Act (VCMDA) is available on autoliv.com.

External assurance

Scope 1+2 emissions for 2023, reported in accordance with the GHG Protocol Corporate Accounting and Reporting Standard, have been subject to limited review carried out by EY. The limited review was conducted in accordance with ISAE 3410 assurance standard. The auditor's report is available on autoliv.com. An additional statement prepared to comply with the disclosure obligations of California's Voluntary Carbon Market Disclosure Act (VCMDA) is available on the Climate Action page on autoliv.com.

UN Global Compact Communication on Progress

This Sustainability Report serves as Autoliv's Communication on Progress related to the UN Global Compact. The following sections demonstrate our commitment to implementing the Global Compact principles:

- Road Safety - a Global Challenge: Principle 1
- A Safe and Inclusive Workplace: Principle 6
- Climate and Circularity: Principles 7-9
- Responsible Business: Principles 1-6, 10

Saving More Lives

Targets & Metrics	2023	2022	2021	Comments
100,000 lives saved per year	35,000	Close to 35,000	Close to 35,000	We estimate that in addition to lives saved, our products reduce more than 450,000 injuries annually.
Share of global recalls (%)[1]	~2%	~2%	~2%	The share is calculated as a ten year rolling average based on information from national official databases.

1) SASB TR-AP-250a 1.

A Safe and Inclusive Workplace

Targets & Metrics	2023	2022	2021	Comments
Health and Safety				
0.35 Incident Rate **by 2024**	0.38	0.38	0.48	Number of reportable injuries, i.e. injuries that require treatment beyond first aid or results in one or more days of lost time, per 200,000 employee hours of exposure. See comments under Changes and corrections on page 60.
Work-related fatalities	0	2	1	
Share of production sites ISO 45001 certified (%)	61%	56%	Not available	Comparable number for 2021 is not available.
Inclusion				
95% of senior and mid-level management trained in unconscious bias **by 2023**	96%	52%	42%	
Year-on-year improvement in Employee experience. **Continuous** - Authenticity - Perceived fairness	 73 59	 80 73	 80 73	2021-2022 results are from the annual employee survey, 2023 results from the Q3 quarterly employee survey. Results are comparable.
22% women in senior management **by 2024**	19%	18%	17%	Senior management consists of around 110 employees and include the Executive Management Team.
Share of women in the workforce (%)	49%	49%	47%	
Share of women in the Executive Management Team (%)	8%	0%	8%	

Climate and Circularity

Targets & Metrics	2023	2022	2021	Comments
Carbon neutrality in own operations **by 2030**	358 kton CO$_2$e	430 kton CO$_2$e	435 kton CO$_2$e	Scope 1+2 market-based emissions.
Year-on-year improvement **Continuous**	3% improvement	2% improvement	2% improvement	Total energy consumption per part delivered.
Year-on-year reduction in waste **Continuous**	12% increase	9% increase	3% increase	Total waste.

Climate and Circularity

Targets & Metrics	2023	2022	2021	Comments
GHG Emissions				
GHG emissions intensity (Scope 1+2)	34.2	48.5	56.3	Ton CO_2e per million USD sales (FX adjusted).
Direct Scope 1 GHG emissions (kton CO_2e)				
- Natural gas	57	52	51	
- Other energy fuels	9	10	9	
– SF_6	22	35	37	
- Other fugitive emissions	7	5	6	
Total	**95**	**102**	**103**	
Indirect Scope 2 GHG emissions (kton CO_2e)				
- Electricity, market-based	247	311	316	
- District heating/steam, market-based	16	17	15	
Total, market-based	**263**	**328**	**331**	
- Electricity, location-based	290	299	276	
- District heating/steam, location-based	16	17	15	
Total, location-based	**306**	**316**	**291**	
Upstream Scope 3 emissions (kton CO_2e)				
- Purchased goods and services (category 1)	3,070	3,000		
- Upstream transportation (category 4)	460	510		
- Other upstream (categories 2, 3, 5, 6, 7, 8)	240	190		
Total	**3,770**	**3,700**		
Energy[1]				
Energy intensity	100.5	110.5	119.5	MWh per million USD sales (FX adjusted).
Energy use (GWh)				Included in total direct energy use but not part of the breakdown is around 240 MWh of on-site solar PV generation.
- Direct - natural gas	282	250	245	
- Direct - other energy fuels	39	40	36	
Direct total	**321**	**290**	**281**	
- Indirect - electricity	704	661	615	
- Indirect - district heating/steam	28	29	27	
Indirect total	**732**	**690**	**642**	
Total	**1,053**	**980**	**923**	
Share of renewable energy/electricity (%)				Renewable electricity is calculated as as the share of purchased electricity covered by a 'green tariff', EAC/REC/GO or PPA and may come from any renewable source. 100% of direct energy is considered non-renewable.
- Renewable energy	15%	9%	1%	
- Renewable electricity	23%	13%	1%	

1) SASB TR-AP-130a

Targets & Metrics	2023	2022	2021	Comments
Waste[1]				
Waste (kton)	113	101	93	
Share of waste by type (%)				
- Non-hazardous	89%	89%	89%	
- Hazardous	11%	11%	11%	
Share of waste by treatment (%)				
- Reuse, recycling, energy recovery	91%	90%	89%	
- Landfill	9%	10%	11%	

1) SASB TR-AP-150a

Climate and Circularity

Targets & Metrics	2023	2022	2021	Comments
Other				
Water withdrawal (m³)	2,290,000	2,360,000	2,310,000	100% of water withdrawal is reported as coming from municipal or third party sources.
Share of production sites ISO 14001 certified (%)	92%	96%	89%	
Number of significant spills, and related fines	0	0	0	A significant spill is defined as having a financial impact of USD 100,000 or more.

Responsible Business

Targets & Metrics	2023	2022	2021	Comments
Business Ethics				
100% in target group completed antitrust training **Continuous**	98%	99%	96%	Target group is based on the risk exposure of certain employee groups.
100% in target group Code of Conduct certified **Continuous**	93%	99%	99%	Target group is employees in a leadership role.
Supply Chain Sustainability				
100% direct material suppliers sustainability audited **Continuous**	99%	98%	81%	Percentage is based on active direct material suppliers within audit scope who have undergone a sustainability audit.
100% direct material suppliers respond to conflict minerals survey **Continuous**	97%	89%	99%	
Compliance Speak Up				
Number of Compliance Speak Up reports	426	318	284	Other channels include internal reports directly to management, HR, the Legal or Compliance teams.
– Reported through Autoliv Helpline (%)	89%	89%	88%	
– Reported through other channels (%)	11%	11%	12%	
Compliance Speak Up reports per 100 employees	0.61	0.46	0.47	
Labor Rights				
Share of employees covered by collective bargaining agreements (%)	~50%	~50%	~50%	Around 80% of the countries where Autoliv has employees have collective bargaining agreements.

Creating Shareholder Value

By ensuring customer satisfaction, maintaining tight cost control and developing new products, we generate cash for long-term growth, financial stability and competitive returns to our shareholders.

Autoliv has a strong cash flow and cash generation focus. Our operating cash flow has always exceeded our capital expenditures. On average, our continuing operations excluding antitrust payment in 2019 have generated $828 million in cash per year over the last five years, while our capital expenditures, net, have averaged $465 million per year during the same period.

Capital efficiency
Our strong cash flow reflects both Autoliv's earnings performance and our capital efficiency. During 2023, our capital turnover rate, meaning our sales in relation to average capital employed, increased from 2.4 to 2.7 times, significantly better than our 5-year average capital turnover rate of 2.2.

Our cash flow model
When analyzing how best to use each year's cash flows from operations, Autoliv's Executive Management and the Board of Directors use a model for creating shareholder value that considers variables such as the marginal cost of borrowing, the return on marginal investments and the price of Autoliv shares. When evaluating the various uses of cash, the need for flexibility is weighed against acquisitions and other potential uses of cash.

Investing in operations
To create long-term shareholder value, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. Our historical weighted average cost of capital has been approximately 10% to 13% in the past ten years. Autoliv's pre-tax return on capital employed has generally exceeded this level, except during the COVID-19 pandemic in 2020. During the last five years, the return on capital employed has varied between 10% and 20%, i.e. about one to two times the pre- tax cost of capital. In 2023, $569 million was reinvested in the form of capital expenditures, net. This corresponds to 58% of the year's operating cash flow of $982 million. Capital expenditure, net, was 51% higher than depreciation and amortization as we invest in footprint optimization, capacity increases and flexible automation to drive increased efficiency and support the sales growth we expect from executing on our strong order book in the coming years.

Cash flow vs. Capex
US$ (Millions)



- Operating cash flow
- Capital expenditures, net

Shareholder Returns
US$ (Millions)



- Share buybacks
- Dividend

Assets by Category
US$ (Millions)



- Trade working capital
- Property, plant and equipment
- Goodwill and other intangible assets

Capital Turnover Rate
Times, sales in relation to average capital employed



Return on Capital Employed
%



Capex and D&A
US$ (Millions) and in relation to sales %



- Capex, net
- Capex, net % of sales
- D&A % of sales

Autoliv's model for creating shareholder value
US$ (millions)



Acquisitions, divestments and investments in assets

In order to accelerate company growth and create shareholder value over time, we could use some of the cash flow generated for acquisitions and for investments in assets such as joint ventures and intellectual property. These investments are typically made to consolidate our position in the industry, increase our vertical integration or expand into new markets. In the near future, we do not consider acquisitions as a high priority part of our strategy.

Shareholder returns

Autoliv has historically used both dividend payments and share repurchases to create shareholder value. Autoliv does not have a set dividend policy. Instead, the Board of Directors regularly analyzes which method is most effective in order to create shareholder value. For the full year 2023, the dividend was increased from $2.58 to $2.66 per share. In total, $225 million was used to pay dividends to shareholders in 2023. Historically, the dividend has usually represented a yield of approximately 2-3% in relation to

Autoliv's average share price, except in 2020, when a dividend was only paid for one quarter as a response to the effects of the COVID-19 pandemic. In 2023, this yield was around 2.9%. Repurchases of shares can create more value for shareholders than dividends, if the share price appreciates over the long term. This has been the case for Autoliv as the Company's existing 5.0 million treasury shares have been repurchased at an average cost of $56.13 per share while the closing share price at the end of 2023 was $110.19.

During 2023, Autoliv repurchased and retired 3.67 million shares, equal to $352 million, under the current stock repurchase program authorized by the Board to repurchase up to $1.5 billion, or 17 million common shares (whichever comes first), between January 2022 and the end of 2024. At end of 2023, total number of shares repurchased under the program was approximately 5.1 million for a total of $467 million.

Capital structure

Our debt limitation policy is to maintain a financial leverage commensurate with a "strong investment grade credit rating". Our long-term target is to have a leverage ratio (Net Debt, including pension liability, in relation to EBITDA) of around 1 time and to be within the range of 0.5 and 1.5 times. In addition to the above, the objective is to provide the Company with sufficient flexibility to manage the inherent risks and cyclicality in Autoliv's business and allow the Company to realize strategic opportunities and fund growth initiatives while creating shareholder value. In 2023, Autoliv remained inside the target range as cash flow remained solid and EBITDA improved. On December 31, 2023, the leverage ratio was 1.2 times. Autoliv holds a "BBB with stable outlook" long-term credit rating from Standard & Poor's. We aim to maintain a strong investment grade rating as our current capital structure should provide flexibility to generate further shareholder returns and the funding of our capital requirements.

Shareholder information

Autoliv's common stock is traded on the New York Stock Exchange (NYSE) while Autoliv's Swedish depositary receipts (SDRs) are traded on NASDAQ Stockholm's list for large market cap companies. As of December 31, 2023, Autoliv estimates that approximately 36% of outstanding shares were SDRs (vs. 49% a year earlier) while 64% were common stock (vs. 51% a year earlier). In 2023, approximately 84% of total volume was traded on the NYSE. During 2023, the number of shares outstanding decreased by more than 3.5 million to 82.6 million (excluding treasury shares). Stock options (if exercised) and granted restricted stock units and performance shares could increase the number of shares outstanding by 0.3 million shares in total. Combined, this would add 0.4% to the Autoliv shares outstanding.

Ownership distribution of institutional investors



Rest of World 3%
Rest of Europe 11%
United States 43%
United Kingdom 10%
Sweden 33%

Company estimates, end of 2023.

The largest shareholders, December 31ˢᵗ, 2023[1]

1. Cevian Capital	11%
2. Fidelity Management & Research Company	7%
3. BlackRock	6%
4. Alecta	6%

1) Shareholders holding more than 5% at the end of 2023, based on the 13-D/G filings and company estimates, of outstanding shares



Board of Directors

1. Jan Carlson
Chairman since 2014.
Director since 2007.

2. Mikael Bratt
President and CEO of Autoliv Inc.
Director since 2018.

3. Laurie Brlas
Director since 2020. Member of
the Audit and Risk Committee and
the Nominating and Corporate
Governance Committee.

4. Hasse Johansson
Director since 2018. Member of the
Audit and Risk Committee.

5. Leif Johansson
Director since 2016. Chair of
the Nominating and Corporate
Governance Committee. Member
of the Leadership Development and
Compensation Committee.

6. Franz-Josef Kortüm
Director since 2014. Member of
the Nominating and Corporate
Governance Committee.

7. Frédéric Lissalde
Director since 2020. Chair of the
Leadership Development and
Compensation Committee. Member
of the Nominating and Corporate
Governance Committee.

8. Xiaozhi Liu
Director since 2011. Member of
the Leadership Development and
Compensation Committee.

9. Gustav Lundgren
Director since 2022. Member of the
Audit and Risk Committee.

10. Martin Lundstedt
Director since 2021. Member of
the Leadership Development and
Compensation Committee.

11. Thaddeus "Ted" Senko
Director since 2018. Chair of the Audit
Committee.



Executive Management Team

1. Mikael Bratt
President and CEO.
Employed 2016.

2. Petra Albuschus
Executive Vice President,
Human Resources & Sustainability.
Employed 2023.

3. Kevin Fox
President, Autoliv Americas.
Employed 1996.

4. Magnus Jarlegren
President, Autoliv Europe.
Employed 2019.

5. Jordi Lombarte
Executive Vice President and
Chief Technology Officer.
Employed 1991.

6. Jonas Jademyr
Executive Vice President, Quality
and Program Management.
Employed 2023.

7. Colin Naughton
President, Autoliv Asia.
Employed 1995.

8. Anthony Nellis
Executive Vice President, Legal
Affairs; General Counsel & Secretary.
Employed 2002.

9. Staffan Olsson
Acting Head of Operations.
Employed 2020.

10. Christian Swahn
Executive Vice President,
Supply Chain Management.
Employed 2019.

11. Fredrik Westin
Executive Vice President,
Finance and Chief
Financial Officer.
Employed 2020.

12. Sng Yih
President, Autoliv China.
Employed 2022.

Contacts and Calendar

AUTOLIV, INC.
Visiting address:
Klarabergsviadukten 70, Section B,
7th Floor, Stockholm, Sweden
Postal address:
P.O. Box 70381, SE-107 24 Stockholm, Sweden
Tel: +46 (0)8 587 20 600
E-mail: info@autoliv.com
www.autoliv.com

CONTACT OUR BOARD
Autoliv, Inc.
P.O. Box 70381, SE-107 24 Stockholm, Sweden
Tel: +46 (0)8 587 20 600
E-mail: legalaffairs@autoliv.com

The Board, individual directors and the committees of
the Board can be contacted using the address above.
Contact can be made anonymously and communication
with individual directors is not screened. The relevant
chairman receives all such communication after it has
been determined that the content represents a message
to such chairman.

STOCK TRANSFER AGENT AND REGISTRAR
www.computershare.com

INVESTOR REQUESTS
Autoliv, Inc.,
P.O. Box 70381, SE-107 24, Stockholm, Sweden
Tel: +46 (0)8 587 20 600
E-mail: ir@autoliv.com

2024 PRELIMINARY FINANCIAL CALENDAR
April 26, Financial Report Q1
May 10, Annual Stockholders Meeting
July 19, Financial Report Q2
October 18, Financial Report Q3

Concept and Design: PCG
Photos: Christian Wyrwa, Jason Loudermilk Photography,
Kun Li, Getty Images, Shutterstock, Björn Nilsson Graphics,
NYSE, Spectrum Digitale Medien GmbH, Autoliv colleagues

Multi-Year Financial Summary

(Dollars in millions, except per share data, unaudited)	2023	2022	2021	2020	2019
Sales and Income					
Net sales	$10,475	$8,842	$8,230	$7,447	$8,548
Airbag sales[1]	7,055	5,807	5,380	4,824	5,676
Seatbelt sales	3,420	3,035	2,850	2,623	2,871
Operating income	690	659	675	382	726
Net income attributable to controlling interest	488	423	435	187	462
Earnings per share – basic	5.74	4.86	4.97	2.14	5.29
Earnings per share – assuming dilution[2]	5.72	4.85	4.96	2.14	5.29
Gross margin[3]	17.4%	15.8%	18.4%	16.7%	18.5%
S,G&A in relation to sales	(4.8)%	(4.9)%	(5.3)%	(5.2)%	(4.7)%
R,D&E net in relation to sales	(4.1)%	(4.4)%	(4.7)%	(5.0)%	(4.7)%
Operating margin[4]	6.6%	7.5%	8.2%	5.1%	8.5%
Adjusted operating margin[5,6]	8.8%	6.8%	8.3%	6.5%	9.1%
Balance Sheet					
Trade working capital[7]	1,232	1,183	1,332	1,366	1,417
Trade working capital in relation to sales[8]	11.2%	12.7%	15.7%	13.6%	16.2%
Receivables outstanding in relation to sales[9]	20.0%	20.4%	20.0%	18.1%	18.6%
Inventory outstanding in relation to sales[10]	9.2%	10.4%	9.2%	7.9%	8.5%
Payables outstanding in relation to sales[11]	18.0%	18.1%	13.5%	12.5%	10.8%
Total equity	2,570	2,626	2,648	2,423	2,122
Total parent shareholders' equity per share	30.93	30.30	30.10	27.56	24.19
Current assets excluding cash	3,475	3,119	2,705	3,091	2,557
Property, plant and equipment, net	2,192	1,960	1,855	1,869	1,816
Intangible assets (primarily goodwill)	1,385	1,382	1,395	1,412	1,410
Capital employed	3,937	3,810	3,700	3,637	3,772
Net debt[6]	1,367	1,184	1,052	1,214	1,650
Total assets	8,332	7,717	7,537	8,157	6,771
Long-term debt	1,324	1,054	1,662	2,110	1,726
Return on capital employed[12]	17.7%	17.5%	18.3%	10.0%	20.0%
Return on total equity[13]	19.0%	16.3%	17.1%	9.0%	23.0%
Total equity ratio	31%	34%	35%	30%	31%
Cash flow and other data					
Operating Cash flow	982	713	754	849	641
Depreciation and amortization	378	363	394	371	351
Capital expenditures, net	569	485	454	340	476
Capital expenditures, net in relation to sales	5.4%	5.5%	5.5%	4.6%	5.6%
Free Cash flow[6,14]	414	228	300	509	165
Cash conversion[6,15]	85%	54%	69%	270%	36%
Direct shareholder return[16]	577	339	165	54	217
Cash dividends paid per share	2.66	2.58	1.88	0.62	2.48
Number of shares outstanding (millions)[17]	82.6	86.2	87.5	87.4	87.2
Number of employees, December 31	62,900	61,700	55,900	61,000	58,900

1) Including steering wheels, inflators and initiators. 2) Assuming dilution and net of treasury shares. 3) Gross profit relative to sales. 4) Operating income relative to sales. 5) Excluding effects from capacity alignments, antitrust related matters and Andrews litigation settlement. 6) Non-U.S. GAAP measure, for reconciliation see Financial Report October – December 2023 filed with Form 8-K on January 26, 2024. 7) Outstanding receivables and outstanding inventory less outstanding payables. 8) Outstanding receivables and outstanding inventory less outstanding payables relative to annualized fourth quarter sales. 9) Outstanding receivables relative to annualized fourth quarter sales. 10) Outstanding inventory relative to annualized fourth quarter sales. 11) Outstanding payables relative to annualized fourth quarter sales. 12) Operating income and income from equity method investments, relative to average capital employed. 13) Income relative to average total equity. 14) Operating cash flow less Capital expenditures, net. 15) Free cash flow relative to Net income. 16) Dividends paid and Shares repurchased. 17) At year end, excluding dilution and net of treasury shares.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: <u>001-12933</u>

AUTOLIV, INC.
(Exact name of registrant as specified in its charter)

Delaware	**51-0378542**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Klarabergsviadukten 70, Section B7, Box 70381, Stockholm, Sweden	**SE-107 24**
(Address of principal executive offices)	(Zip Code)

+46 8 587 20 600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock (par value $1.00 per share)	ALV	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes: ☒   No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes: ☒   No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes: ☐   No: ☒

The aggregate market value of the voting and non-voting common equity of Autoliv, Inc. held by non-affiliates as of the last business day of the second fiscal quarter of 2023 amounted to $7,260 million.

Number of shares of Common Stock outstanding as of February 12, 2024: 82,646,049.

Auditor Firm Id: 1433   Auditor Name: Ernst & Young AB   Auditor Location: Stockholm, Sweden

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the annual stockholders' meeting to be held on May 10, 2024, to be dated on or around March 25, 2024 (the "2024 Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. The 2024 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after December 31, 2023.

AUTOLIV, INC.

Index

PART I

PART II

PART III

PART IV

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Autoliv, Inc. ("Autoliv," the "Company" or "we") or its management believes or anticipates may occur in the future. All forward-looking statements are based upon our current expectations, various assumptions and/or data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements.

In some cases, you can identify these statements by forward-looking words such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "may," "likely," "might," "would," "should," "could," or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation: general economic conditions, including inflation; changes in light vehicle production; fluctuation in vehicle production schedules for which the Company is a supplier; global supply chain disruptions including port, transportation and distribution delays or interruptions; supply chain disruptions and component shortages specific to the automotive industry or the Company; disruptions and impacts relating to the ongoing war between Russia and Ukraine and the ongoing conflict in the Red Sea; changes in general industry and market conditions or regional growth or decline; changes in and the successful execution of our capacity alignments: restructuring, cost reduction, and efficiency initiatives and the market reaction thereto; loss of business from increased competition; higher raw material, fuel, and energy costs; changes in consumer and customer preferences for end products; customer losses; changes in regulatory conditions; customer bankruptcies, consolidations or restructuring or divestiture of customer brands; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; component shortages; market acceptance of our new products; costs or difficulties related to the integration of any new or acquired businesses and technologies; continued uncertainty in pricing and other negotiations with customers; successful integration of acquisitions and operations of joint ventures; successful implementation of strategic partnerships and collaborations; our ability to be awarded new business; product liability, warranty and recall claims and investigations and other litigation, civil judgments or financial penalties and customer reactions thereto; higher expenses for our pension and other postretirement benefits, including higher funding needs for our pension plans; work stoppages or other labor issues; possible adverse results of pending or future litigation or infringement claims, and the availability of insurance with respect to such matters; our ability to protect our intellectual property rights; negative impacts of antitrust investigations or other governmental investigations and associated litigation relating to the conduct of our business; tax assessments by governmental authorities and changes in our effective tax rate; dependence on key personnel; legislative or regulatory changes impacting or limiting our business; our ability to meet our sustainability targets, goals and commitments; political conditions; dependence on and relationships with customers and suppliers; the conditions necessary to hit our financial targets; and other risks and uncertainties identified in Item 1A -"Risk Factors" of this Annual Report on Form 10-K, Item 1A, and Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any forward-looking statements in light of new information or future events, except as required by law.

Item 1. Business

General

Autoliv, Inc. ("Autoliv", the "Company" or "we") is a Delaware corporation with its principal executive offices in Stockholm, Sweden where it currently employs approximately 105 people. The Company functions as a holding corporation and owns two principal subsidiaries, Autoliv AB and Autoliv ASP, Inc. The Company's fiscal year ends on December 31.

The Company is a leading developer, manufacturer, and supplier of passive safety systems to the automotive industry with a broad range of product offerings.

Passive safety systems are primarily meant to improve safety for occupants in a vehicle. Passive safety systems include modules and components for frontal-impact airbag protection systems, side-impact airbag protection systems, seatbelts, steering wheels, inflator technologies, and battery cut-off switches.

To expand its product offerings, the Company has formed Mobility Safety Solutions. By combining its core competence and industry experience, the Company also develops and manufactures mobility safety solutions such as pedestrian protection, battery cut-off switches, connected safety services, and safety solutions for riders of powered two-wheelers.

The Company has 63 production facilities in 23 countries and its customers include the world's largest car manufacturers. The Company's sales in 2023 were $10.5 billion, approximately 67% of which consisted of airbag and steering wheel products and approximately 33% of which consisted of seatbelt products. The Company's business is conducted in the following geographical regions: The Americas, Europe, China, and Asia, excluding China.

On December 31, 2023, the Company had approximately 70,300 personnel worldwide, with 11% being temporary personnel.

Additional information required by this Item 1 regarding developments in the Company's business during 2023 is contained under Item 7 in this Annual Report.

Reportable Segment

The Company has one reportable segment based on the way the Company evaluates its financial performance and manages its operations. The Company's business is comprised of passive safety products –principally airbags (including steering wheels and inflators) and seatbelts. For more information regarding the Company's segment reporting, see Note 1, Basis of Presentation, to the Consolidated Financial Statements in this Annual Report.

Products, Market, and Competition

Products

Providing life-saving solutions is a key priority as the world population grows and develops. However, population expansion in growth markets and the rise of megacities creates new complexities. To meet this challenge, the Company develops safety solutions for both mobility and society that work in real life situations. The Company's passive safety systems such as seatbelts and airbags substantially mitigate human consequences of traffic accidents.

The airbag module is designed to inflate extremely rapidly and then quickly deflate during a collision or impact. It consists of the container, an airbag cushion, and an inflator. The purpose of the airbag is to provide the occupants a cushioning and restraint during a crash event to prevent any impact or impact-caused injuries between the occupant and the interior of the vehicle.

Seatbelts can reduce the overall risk of serious injuries in frontal crashes by as much as 60% due to advanced seatbelt technologies such as pretensioners and load limiters.

The Company also manufactures steering wheels that are crafted to ensure they meet safety requirements and are functional as well as stylish.

Market and Competition

Consumer research clearly shows that consumers want safe vehicles, and several significant trends are likely to positively influence overall safety content per vehicle. These include:

1) Society becoming increasingly focused on Vision Zero and its goal of reducing traffic fatalities and their associated costs;

2) Demographic trends of increased urbanization, aging driver populations, and increased safety focus in growth markets;

3) Evolving government regulations and test rating systems to improve the safety of vehicles in various markets, such as the updated European New Car Assessment Program (Euro NCAP), China NCAP, and USNCAP; and

4) The trend towards more electrical vehicles may lead to roomier interiors that may require more advanced passive safety systems, as well as products to cut the electrical power in case of an accident.

The automotive passive safety market is driven by two primary factors: light vehicle production (LVP) and content per vehicle (CPV).

The first growth driver, LVP, has increased at an average annual growth rate of around 1.9% since the start of Autoliv in 1997 despite the substantial headwinds from recent supply chain disruptions and semiconductor shortages, including in 2022. According to S&P Global, LVP is forecasted to grow to close to 90 million by 2026 from approximately 87 million in 2023, due to growing demand and export in medium- and low-income markets.

Unlike LVP, where Autoliv can only aim to be on the best-selling platforms, Autoliv can influence CPV more directly by continuously developing and introducing new technologies with higher value-added features. Over the long term, this increases average safety CPV and has caused the Company's markets to grow faster than the LVP.

Since 1997, the Company's sales compound annual growth rate (CAGR) for passive safety has been around 5% compared to the market rate of around 2.8% which includes an LVP growth of around 1.9%. The Company's outperformance is a result of a steady flow of new passive safety technologies, strong focus on quality and a superior global footprint both in products and engineering. This has enabled Autoliv to increase its global market share in passive safety from 27% in 1997 to around 45% in 2023.

In high-income markets (Western Europe, North America, Japan, and South Korea) the average CPV is around $330. CPV growth in these regions mainly come from new safety systems such as active seatbelts, knee airbags, and front-center airbags along with improved protection for pedestrians and rear-seat occupants like bag-in-belt or more advanced seatbelts.

In medium- and low-income markets (all markets other than the markets above), the Company sees great opportunities for CPV growth from more airbags and advanced seatbelt products. Average CPV in these markets is around $200 or almost $130 less than in the high-income markets.

As a result of higher installation rates of airbags, more advanced seatbelt products, and more complex steering wheels, CPV is expected to increase at a similar pace in both high-income and medium- and low-income markets over the next three years.

In the next three years all LVP growth is expected to come in medium- and low-income regions with lower CPV, leading to a dilution of the average global CPV. Despite this negative regional LVP mix effect, the annual passive safety market (seatbelts and airbags, including steering wheels), is expected to grow from around $23 billion in 2023 to more than $25 billion over the next three years, based on the current macro-economic outlook and the Company's internal market intelligence and estimates.

The highest growth rate is expected in steering wheels, where Autoliv has a global market share of around 40%, generated by the trend toward higher-value steering wheels with leather and additional features.

In seatbelts, Autoliv has reached a global market share of around 45%, primarily due to being the technology leader with several important innovations such as pretensioners and active seatbelts. The Company's strong market position is also a reflection of its superior global footprint. Seatbelts are the primary life-saving safety product globally and are also an important requirement in low-end vehicles in the medium- and low-income markets. This provides the Company with an excellent opportunity to benefit from the expected growth in this segment of the market.

The market for airbags, where Autoliv has a global market share of around 47%, is expected to grow mainly as result of higher installation rates of inflatable curtains, side airbags, and knee airbags. Additionally, the front center airbag is expected to start to contribute to the market growth.

The Company's ability to consistently outperform market growth is rooted in a steady flow of new safety technologies, a strong focus on quality, and a superior production and engineering footprint.

The Company's competitors

Autoliv is the clear market leader in passive safety components and systems for the automotive industry with an estimated global market share of around 45%.

ZF, one of the Company's largest competitors, is a global leader in driveline and chassis technology as well as in passive safety technologies and is one of the largest global automotive suppliers.

Another large competitor is Joyson Safety Systems (JSS), a subsidiary of Ningbo Joyson Electronic Corp. JSS is the result of the merger between Key Safety Systems (KSS) and Takata Corporation after KSS acquired Takata in 2018.

In Japan, Brazil, South Korea, and China, there are a number of local suppliers that have close ties with the domestic vehicle manufacturers. For example, Toyota uses "keiretsu" (in-house) suppliers Tokai Rika for seatbelts and Toyoda Gosei for airbags and steering wheels. These suppliers generally receive most of the Toyota business in Japan, in the same way, Mobis, a major supplier to Hyundai/Kia in South Korea, generally receives a significant part of their business.

Other competitors include Nihon Plast and Ashimori in Japan, Yanfeng and Jinheng in China, Samsong in South Korea, and Chris Cintos de Seguranca in South America. Collectively, these competitors account for the majority of the remaining market share in passive safety.

Additional information concerning the Company's products, markets and competition is included in the "Risks and Risk Management" section under Item 7 of this Annual Report.

Manufacturing and Production

See "Item 2. Properties" for a description of Autoliv's principal properties. The component factories manufacture inflators, propellant, initiators, textile cushions, webbing, pressed steel parts, springs, and overmolded steel parts used in seatbelt and airbag assembly and steering wheels. The assembly factories source components from a number of parties, including Autoliv's own component factories, and assemble complete restraint systems for "just-in-time" delivery to customers. The products manufactured by Autoliv's consolidated subsidiaries in 2023 consisted of 148 million complete seatbelt systems (of which 100 million were fitted with pretensioners), 127 million side airbags (including curtain airbags and front center airbags), 63 million frontal airbags, 6 million other airbags and 22 million steering wheels.

Autoliv's "just-in-time" delivery system is designed to accommodate the specific requirements of each customer for low levels of inventory and rapid stock delivery service. "Just-in-time" deliveries require final assembly or, at least, distribution centers in geographic areas close to customers to facilitate rapid delivery. The fact that the major automobile manufacturers are continually expanding their production activities into more countries and require the same or similar safety systems as those produced in Europe, Japan, or the U.S. increases the importance for suppliers to have assembly capacity in several countries. Consolidation among the Company's customers also supports this trend.

Autoliv's assembly operations generally are not constrained by capacity considerations unless there is a disruption in the supply of raw materials and components. When dramatic shifts in LVP occur, Autoliv can generally adjust capacity in response to any changes in demand within a few days by adding or removing work shifts and within a few months by adding or removing standardized production and assembly lines. Most of Autoliv's assembly factories can make sufficient space available to accommodate additional production lines to satisfy foreseeable increases in capacity. As a result, Autoliv can usually adjust its manufacturing capacity faster than its customers can adjust their capacity as a result of fluctuations in the general demand for vehicles or in the demand for a specific vehicle model, provided that customers promptly notify Autoliv when they become aware of such changes in demand. However, these types of adjustments can be costly and can impact Autoliv's operating margin.

When significant volatility in LVP occur, as we have seen in 2022 and 2023 due to supply disruptions, or when there is a shift in regional LVP, the capacity adjustments can take more time and be more costly. Currently, the volatility of LVP and orders from the Company, while more stable, continue to be more volatile than prior to the Covid-19 pandemic. Additionally, when there is significant demand for a given product due to a major recall of a competitor's product, like certain of the Company's customers have experienced, capacity adjustments may take time.

The Company could experience disruption in its supply or delivery chain, which could cause one or more of its customers to halt or delay production. For more information, see Item 1A – "Risk Factors" in this Annual Report.

Quality Management

Autoliv believes that superior quality is a prerequisite to being considered a leading global supplier of automotive safety systems and is key to the Company's financial performance, because quality excellence is critical for winning new orders, preventing recalls, and maintaining low scrap rates. Autoliv has for many years emphasized a "zero-defect" proactive quality policy and continues to strive to improve its working methods. Autoliv's products are expected to always meet performance expectations and be delivered to its customers at the right times and in the right amounts. The Company believes its continued quality improvements further enhance the Company's reputation among its customers, employees, and governmental authorities.

Although quality has always been paramount in the automotive industry, especially for safety products, automobile manufacturers have become increasingly focused on quality with even less tolerance for any deviations. This intensified focus on quality is partially due to an increase in the number of vehicle recalls for a variety of reasons (not just safety), including a few high-profile vehicle recalls. This trend is likely to continue as automobile manufacturers introduce even stricter quality requirements and regulating agencies and other authorities increase the level of scrutiny given to vehicle safety issues. The Company has not been immune to the recalls that have been impacting the automotive industry.

The Company continues to drive its quality initiative called "Q5," which was initiated in the summer of 2010. It is an integral part of the Company's strategy of shaping a proactive quality culture of zero defects. It is called "Q5" because it addresses quality in five dimensions: products, customers, growth, behavior, and suppliers. The goal of Q5 is to firmly tie together quality with value within all of the Company's processes and for all of its employees, thereby leading to the best value for its customers. Since 2010, the Company has continually focused on this quality initiative to provide additional skills training to more employees and suppliers. These activities have significantly improved the Company's quality performance.

In the Company's pursuit of quality excellence, the Company developed a chain of four "defense lines" to deal with potential quality issues. The defense lines are: 1) robust product designs, 2) flawless components from suppliers and the Company's own in-house component companies, 3) manufacturing flawless products with a system for verifying that the Company's products conform with specifications, and 4) an advanced traceability system in the event of a recall.

The Company's pursuit of quality excellence extends from the earliest phases of product development to the proper disposal of a product following many years of use in a vehicle. Autoliv's comprehensive Autoliv Product Development System ("APS") includes several key check points during the process of developing new products that are designed to ensure that such products are well-built and have no hidden defects. Through this process, the Company works closely with its suppliers and customers to set clear standards that help to ensure robust component design and lowest cost for function in order to proactively prevent problems and ensure the Company delivers only the best designs to the market.

The APS, based on the goals of improving quality and efficiency, is at the core of Autoliv's manufacturing philosophy. APS integrates essential quality elements, such as mistake proofing, statistical process control and operator involvement, into the manufacturing processes so all Autoliv associates are aware of and understand the critical connection between themselves and the Company's lifesaving products. This "zero-defect" principle extends beyond Autoliv to the entire supplier base. All of the Company's suppliers must accept the strict quality standards in the global Autoliv Supplier Manual, which defines the Company's quality requirements and focuses on preventing bad parts from being produced by its suppliers and helps eliminate defective intermediate products in the Company's assembly lines as early as possible. In addition, Autoliv's One Product One Process ("1P1P") initiative is its strategy for developing and managing standardization of both core products and customer-specific features, leading not only to improved quality, but also greater cost efficiency and more efficient supply chain management.

IATF 16949:2016 is one of the automotive industry's most widely used international standards for quality management. All Autoliv facilities that ship products to OEMs are regularly certified according to the International Automotive Task Force (IATF) standards.

Environmental and Safety Regulations

For information on how environmental and safety regulations impact the Company's business, see "Risk Factors – 'Our business may be adversely affected by laws or regulations, including environmental, occupational health and safety, and other governmental regulations', "Global climate change could negatively affect our business", "Our goals, targets, and ambitions related to sustainability and emissions reduction, and our public statements and disclosures regarding them, expose us to numerous risks" and "Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market"" in Item 1A and "Risks and Risk Management" in Item 7 of this Annual Report.

Climate change

The Company is committed to operating its business in an environmentally sustainable manner, meaning developing and producing products in a resource efficient way while limiting the Company's environmental impact in the most material areas of greenhouse gas emissions, energy use, waste, and water. With particular emphasis on climate action, the Company actively engages with its customers, suppliers, and others to drive sustainable mobility.

In June 2021, the Company launched an updated climate strategy including new long-term climate ambitions:

- Carbon neutrality in own operations by 2030, and
- Net-zero emissions across our supply chain by 2040

These industry-leading climate ambitions are aligned with a 1.5°C trajectory and should position the Company as the supplier of choice for the most climate-focused customers, helping to ensure the Company's competitiveness now and in the future. In addition to these ambitions, the Company adopted Science Based Targets (SBTs) for 2030 covering its own operations as well as the supply chain. The targets were approved in January 2022 and are available at the SBTi website.

For more information about how climate change impacts the Company's business, see "Risk factors – Global climate change could negatively affect our business" in Item 1A of this Annual Report.

Raw Materials

Direct material purchased from external suppliers represents approximately 55% of the Company's net sales in 2023. The Company mainly purchases manufactured components and raw materials for its operations. The Company takes several actions to manage the raw material fluctuations, such as competitive sourcing and looking for alternative materials. The Company is also taking necessary actions to gradually implement raw materials with a lower carbon emission footprint.

For information on the sources and availability of raw materials, see "Operational Risks - Component costs" in Item 7 and "Risk Factors – Changes in the source, cost, availability of, and regulations pertaining to raw materials and components may adversely affect our profit margins" in Item 1A of this Annual Report.

Intellectual Property

The Company has developed a considerable amount of proprietary technology related to automotive safety systems and relies on many patents to protect such technology. The Company's intellectual property plays an important role in maintaining its competitive position in a number of the markets the Company serves. For information on the Company's use of intellectual property and its importance to the Company, see "Risk Factors – If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired" in Item 1A of this Annual Report.

Backlog

The Company has frame contracts with automobile manufacturers and such contracts are typically entered into up to three years before the start of production of the relevant car model or platform and provide for a term covering the life of such car model or platform including service parts after a vehicle model is no longer produced. These contracts, however, do not typically provide minimum quantities, firm prices, or exclusivity but instead permit the automobile manufacturer to resource the relevant products at given intervals (or at any time) from other suppliers. We sometimes refer to this backlog as our order intake or order book. For more information about order intake see "Risk Factors – The cyclical nature of automotive sales and production can adversely affect our business. Our business is directly related to LVP in the global market and by our customers, and automotive sales and LVP are the most important drivers for our sales" in Item 1A of this Annual Report.

Dependence on Customers

In 2023, the Company's top five customers represented around 48% of its consolidated sales and the Company's top ten customers represented around 78% of its consolidated sales. This reflects the concentration of manufacturers in the automotive industry. The five largest OEMs in 2023 accounted for around 46% of global LVP, and the ten largest OEMs accounted for around 66% of global LVP. A delivery contract is typically for the lifetime of a vehicle model, which is normally between five and seven years depending on customer platform sourcing preferences and strategies.

For information on the Company's dependence on customers, see "Risk Factors – Our business could be materially and adversely affected if we lost any of our largest customers or if they were unable to pay their invoices" in Item 1A of this Annual Report, and "Dependence on Customers" under the section "Strategic Risks" in Item 7 of this Annual Report, and Note 19 "Segment Information" to the Consolidated Financial Statements

Customer sales trends

Asian vehicle producers have steadily become increasingly important, mainly driven by growth with Japanese and Chinese OEMs. As a group they represented around 44% of global sales in 2023, of which Japanese OEMs accounts for more than two thirds. This is a result of the Company's stronger market position based on its local presence in Japan. The Chinese OEMs as a group accounted for around 6% of the Company's global sales in 2023, with Great Wall representing more than 1% of the Company's global sales. European based brands accounted for 29% of the Company's global sales in 2023. The U.S. based OEMs (including Chrysler and new EV manufactures) accounted for 23% of the Company's global sales in 2023. Globally one of the Company's strongest growing customers from 2022 to 2023 was Honda, closely followed by Toyota.

Research, Development and Engineering, net (R,D&E)

No single customer project accounted for more than 4% of Autoliv's total R,D&E, net spending during 2023. To support Autoliv's product portfolio, additional expertise is brought in-house via technology partnerships and licensing agreements.

During 2023, gross expenditures for R,D&E amounted to $618 million compared to $595 million in 2022. Of these amounts, $193 million in 2023 and $205 million in 2022 were related to customer-funded engineering projects and crash tests reimbursed by the customers. Net of this income, R,D&E expenditures in 2023 was $425 million compared to $390 million in 2022. Of the R,D&E, net expense in 2023, 85% was for projects and programs where the Company has customer orders, typically related to vehicle models in development. The remaining 15% was mainly for new innovations, products and standardizations that will yield benefits over time.

Regulatory Costs

The fitting of seatbelts in most types of motor vehicles is mandatory in almost all countries and many countries have strict laws regarding the use of seatbelts while in vehicles. In addition, most developed countries require that seats in intercity buses and commercial vehicles be fitted with seatbelts. In the U.S., federal legislation requires frontal airbags on the driver-side and the passenger-side of all new passenger cars, sport utility vehicles, pickup trucks, and vans.

For information concerning the material effects on the Company's business relating to its compliance with government safety regulations, see "Risk Factors – 'Our business may be adversely affected by laws or regulations, including environmental, occupational health and safety, and other governmental regulations' and 'Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market'" in Item 1A of this Annual Report and in Item 7 under the section "Risks and Risk Management" of this Annual Report.

Human Capital Management

The Company's drive for excellence is what makes Autoliv the world's leading supplier of automotive safety systems. From the earliest stages of product development to sales and design to the final delivery of the finished product, Autoliv's employees are driven by the Company's mission to Save More Lives.

The successful execution of the Company's strategies relies on its ability to shape a quality and performance-oriented culture, and to adapt quickly to sudden shifts in its circumstances, such as supply chain disruptions and geopolitical instability. As the Company moves forward its workforce (employees plus temporary personnel) strives to respond with agility to new possibilities to grow and improve the Company's business whilst delivering with excellence to its customers. The Company builds a winning team by focusing on creating a work environment that attracts, retains, and engages its employees.

The table below shows the Company's total workforce as of December 31, 2023, and 2022.

	2023	2022
Total workforce	70,300	69,100
Whereof:		
Direct workforce in manufacturing	52,500	50,600
Indirect workforce	17,800	18,500
Temporary workforce	11%	11%

Diversity and Inclusion

When attracting, developing and retaining talent, the Company seeks individuals who hold varied experiences and viewpoints to create an inclusive and diverse workplace that allows each employee to do their best work and drive the Company's collective success. The Company's workforce reflects the diversity of the countries and cultures in which it operates. At the end of 2023, 49% of the Company's workforce and 20% of the Company's senior management positions were held by women.

The Company has operations in 25 countries, with 18% of its workforce located in Asia (excluding China), 31% in the Americas, 14% in China, and 37% in Europe (including South Africa, Tunisia and Turkey).

The table below show the Company's workforce by age group and gender in % at the end of 2023.

% of Men	Age group	% of Women
1%	>60	1%
5%	51-60	5%
10%	41-50	11%
18%	31-40	16%
15%	21-30	14%
2%	<20	2%

Talent Attraction, Development, and Retention

The Company believes that attraction, development, and retention of talent is essential to its success, especially in today's environment. The Company offers an inclusive work environment where its employees are challenged and achieve great things together. Supporting the development of the employees is essential in a highly competitive and rapidly changing environment. An important cornerstone of each employee's growth is the ongoing dialogue between the team member and manager, which is summarized during an annual Performance and Development Dialogue (PDD). During the year, 99% of targeted employees conducted a PDD with their managers. To provide opportunities for professional and personal growth of the employees, the Company has a multitude of development channels, including technical and specialist career paths, international assignments, and other such programs.

The Company provides market-based competitive compensation through its salary, annual incentive, and long-term incentive programs and benefits packages that promote employee well-being across all aspects of their lives.

Health and Safety

The Company is committed to providing a zero accident work environment that promotes the health, safety, and welfare of its employees. Autoliv's production facilities implement the Company's health and safety management system, which is supported by leadership teams. Implementation of the system as well as the ISO 45001 health and safety management system is monitored through internal and external audits. At the end of 2023, 61% of production facilities were certified according to ISO 45001.

The Company further supports employees' health and well-being by providing the means necessary to allow many of its employees to work remotely.

Labor Relations

The Company offers fair terms and conditions of employment. The Company's overall purpose, Code of Conduct, talent development strategies, and employment policies support the principles in the United Nations Universal Declaration of Human Rights, and the International Labor Organization’s Fundamental Principles and Labor Standards.

The Company considers its relationship with its employees to be good. While there have been a small number of minor labor disputes historically, such disputes have not had a significant or lasting impact on the Company's relationship with its employees, and customer perception of its employee practices or its business results.

Major unions in Europe to which some of the Company's employees belong include: IG Metall in Germany; Unite the union in the United Kingdom; Confédération Générale des Travailleurs (CGT), Confédération Française Démocratique du Travail (CFDT), Confédération Française de l’Encadrement Confédération Générale des cadres (CFE-CGC), Force Ouvrière (FO), Confédération Française des Travailleurs Chrétiens (CFTC), Solidaires, Unitaires, Démocratiques (SUD) and Conféderation Autonome du Travail (CAT) in France; Union General de Trabajadores (UGT), Union Sindical Obrera (USO), Comisiones Obereras (CCOO) and Confederacion General de Trabajadores (CGT) in Spain; IF Metall, Unionen, Sveriges Ingenjörer and Ledarna in Sweden; Industriaal- ja Metallitöötajate Ametiühingute Liit (IMTAL) in Estonia; Vasas Szakszervezeti Szövetség (Hungarian Metallworkers‘ Federation) in Hungary; Samorzadny NiezalezĪny Zwiazek Zawodowy Pracownikow and Zakladowa Organizacja Związkowa NSZZ Solidarnosc in Poland; National Union of Metal Workers South Africa (NUMSA) in South Africa; Union Générale des Travailleurs Tunisiens (UGTT) and Union des travailleurs Tunisiens (UTT) in Tunisia, and Türk Metal Sendikasi in Turkey.

In addition, the Company’s employees in other regions are represented by the following unions: Unifor in Canada; Sindicato de Jornaleros y Obreros Industriales y de la Industria Maquiladora de H.Matamoros, Tamaulipas (CTM); Sindicato Nacional de Trabajadores de la Industria Metalúrgica y Similares, Federación Valle de Toluca (CTM); Sindicato Nacional “Nueva Cultura Laboral” de trabajadores de la fabricación, manufactura, ensamble de autopartes mecánicas y eléctricas y componentes de la Industria Automotriz, C.R.O.C.; Sindicato Nacional de Trabajadores de la Industria Arnesera, Eléctrica, Automotriz y Aeronáutica de la República Mexicana; “Nueva Cultura Laboral” “de trabajadores de la fabricación, manufactura, ensamble de autopartes mecánicas y eléctricas y componentes de la industria Automotriz (CROC); Sindicato Nacional de Trabajadores de la Industria de Autopartes en General y/o Similares, Conexos y sus Servicios de la República Mexicana, in Mexico; Sindicato Industrial de Trabajadores de la Transformación, Construcción, Automotriz, Agropecuaria, Plásticos y de la Industria en General, del Comercio y Servicios, Similares, anexos y conexos del Estado de Querétaro “Ángel Castillo Resendiz”; Sindicato dos Metalúrgicos de Taubaté e Região in Brazil; Autoliv India Employees Association, Bangalore & Mysore in India; Korean Metal Workers Union (FKTU) in South Korea; Autoliv Japan Roudou Kumiai in Japan, and All-China Federation of Trade Unions in China.

In many European countries, Canada, Mexico, Brazil and South Korea, wages, salaries and general working conditions are negotiated with local unions and/or are subject to centrally negotiated collective bargaining agreements. The terms of the Company's various agreements with unions typically range between one to three years. Some of the Company's subsidiaries in Europe, Canada, Mexico, Brazil and South Korea must negotiate with the applicable local unions with respect to important changes in operations, working and employment conditions. Twice a year, members of the Company’s management conduct a meeting with the European Works Council (EWC) to provide employee representatives with important information about the Company and a forum for the exchange of ideas and opinions. In many Asia Pacific countries, the central or regional governments provide guidance each year for salary adjustments or statutory minimum wage for workers. The Company's employees may join associations in accordance with local legislation and rules, although the level of unionization varies significantly throughout its operations.

Available Information

The Company files or furnishes with the United States Securities and Exchange Commission (the “SEC”) periodic reports and amendments thereto, which include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other information. Such reports, amendments, proxy statements, and other information are made available free of charge on the Company's corporate website at www.autoliv.com and are available as soon as reasonably practicable after they are electronically filed with the SEC. The Company's Corporate Governance Guidelines, committee charters, code of conduct, and other documents governing the Company are also available on its corporate website at www.autoliv.com. The SEC maintains an internet site that contains reports, proxy statements and other information at www.sec.gov. Hard copies of the above-mentioned documents can be obtained free of charge by contacting the Company at: Autoliv, Inc., P.O. Box 70381, SE-107 24, Stockholm, Sweden.

Item 1A. Risk Factors

Our business, financial condition, operating results and cash flows may be impacted by a number of factors. A discussion of the risks associated with these material risk factors is included below.

RISKS RELATED TO GEOPOLITICAL DEVELOPMENTS

Although we have minimal operations in Russia no operations in the Middle East, we face risks related to the war in Ukraine and the Red Sea Conflict, which has had, and is expected to continue to have, an adverse impact on our business and financial performance

The macro-economic uncertainty has been exacerbated by the war in Ukraine, the war in Israel/Gaza and the Red Sea Conflict. Although the length and impact of the ongoing war/conflicts is highly unpredictable, it exacerbated volatility in commodity prices, energy prices, inflationary pressures, credit markets, foreign exchange rates and supply chain disruptions. Furthermore, governments in the United States, United Kingdom, Canada, and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Existing or additional sanctions could further adversely affect the global economy and further disrupt the global supply chain. Inflation is also currently high world-wide and may continue for an unforeseen time.

Due in part to the negative impact of the war in Ukraine, we have experienced exacerbated increases in raw materials and increased costs for transportation, energy, and commodities. Although have negotiated and continue to negotiate with our customers with respect to these additional costs, commercial negotiations with our customers may not be successful or may not offset all of the adverse impact of higher transportation, energy and commodity costs. Additionally, even if we are successful with respect to negotiations with customers relating to cost increases, there may be delay before we recover any increased costs. These may have a material negative impact on our business and results of operations.

RISKS RELATED TO OUR INDUSTRY

The cyclical nature of automotive sales and production can adversely affect our business. Our business is directly related to LVP in the global market and by our customers, and automotive sales and LVP are the most important drivers for our sales

Automotive sales and production are highly cyclical and can be affected by general or regional economic or industry conditions, the level of consumer demand, recalls and other safety issues, labor relations issues, technological changes, fuel prices and availability, vehicle safety regulations and other regulatory requirements, governmental initiatives, trade agreements, political volatility (especially in energy producing countries and growth markets), changes in interest rate levels and credit availability, and other factors. Some regions around the world may at various times be more particularly impacted by these factors than other regions. Economic declines that result in a significant reduction in automotive sales and production by our customers have in the past had, and may in the future have, a material adverse effect on our business, results of operations, and financial condition. Our sales are also affected by inventory levels of our customers. We cannot predict when our customers will decide to either increase or reduce inventory levels or whether new inventory levels will approximate historical inventory levels. This may exacerbate variability in our production schedules and order intake and, as a result, our revenues and financial condition. Uncertainty regarding inventory levels may be exacerbated by consumer financing programs initiated or terminated by our customers or governments as such changes may affect the timing of their sales. Changes in automotive sales and LVP and/or customers' inventory levels will have an impact on our financial targets, earnings guidance, and estimates. In addition, we base our growth projections in part on business awards, or order intake, made by our customers. However, actual production orders from our customers may not approximate the awarded business or our estimated order intake. Any significant reduction in automotive sales and/or LVP by our customers, whether due to general economic conditions or any other factors relevant to sales or LVP, could have a material adverse effect on our business, results of operations, and financial condition.

Growth rates in safety content per vehicle, which can be impacted by changes in consumer trends, political decisions, crash test ratings and safety regulations could affect our results in the future

The Company estimates that the average global content of passive safety systems per light vehicle increased in 2023 to around $261. Vehicles produced in different markets may have various passive safety content values. For example, in high-income markets, the premium vehicle segment has an average passive safety content values of over $350 per vehicle, whereas in growth markets such as China and India the average passive safety content per vehicle is approximately $209 and $104, respectively. Due to the majority of the growth in global LVP over time being concentrated in growth markets, our operating results may be impacted if the passive safety content per vehicle remains low and if the penetration of automotive safety systems does not increase in these regions. As passive safety content per vehicle is also an indicator of our sales development, should these trends continue, the average value of passive safety systems per vehicle could decline.

We operate in a highly competitive market

The market for passive safety systems is highly competitive. We compete with a number of other companies that produce and sell similar products. Among other factors, our products compete on the basis of price, quality, manufacturing and distribution capability, design and performance, technological innovation, delivery, and service. Some of our competitors are subsidiaries (or divisions, units or similar) of companies that are larger and have greater financial and other resources than us. Some of our competitors may also have a "preferred status" as a result of special relationships or ownership interests with certain customers. Our ability to compete successfully depends, in large part, on our success in continuing to innovate and manufacture products that have commercial success with our customer and end-consumers, differentiating our products from those of our competitors, continuing to deliver quality products in the time frames required by our customers, and maintaining best-cost production. We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to maintain and improve existing products, while successfully developing and introducing distinctive new and enhanced products that anticipate changing customer and consumer preferences and capitalize upon emerging technologies will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in predicting the course of market development, developing innovative products, processes, and/or use of materials or adapting to new technologies or evolving regulatory, industry or customer requirements, we may be placed at a competitive disadvantage. For example, our customers are increasingly focused on developing electric vehicles. If we fail to be awarded business on electric vehicle models, or these electric vehicles are not successful commercially, it will harm our future business prospects. Our competitive environment continues to change, including increased competition from entrants outside the traditional automotive industry, creating uncertainty about the future competitive landscape. Given the competitive nature of our business, the amount of awards we are awarded relative to our peers may decrease over time and our past order intake is not an indicator of future levels or order intake. Additionally, OEMs rigorously evaluate our performance and products against those of our competitors on the basis of product quality, reliability and cost-effectiveness. If one or more of our OEM customers determine that they could achieve overall better financial results by incorporating a competitor's new or existing product, it could affect our ability to be competitive and may decrease our current market share. The inability to compete successfully could have a material adverse effect on our business, results of operations, and financial condition.

The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model for which we are a significant supplier could reduce our sales and harm our business

A number of our customer contracts generally require us to supply a customer's annual requirements for a particular vehicle model and assembly facilities, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally four to seven years. These contracts are often subject to renegotiation, sometimes as frequently as annually, which may affect product pricing, and generally may be terminated by our customers at any time. Therefore, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or brand for which we are a significant supplier could reduce our sales and harm our business prospects, operating results, cash flows, or financial condition.

We are working to expand our product offerings beyond light passenger vehicles to include other mobility safety solutions. If we are not successful in expanding our product offerings or if it takes longer or costs are more than expected, it could harm our business

The Company is working to expand its product offerings to focus on mobility safety solutions. Because mobility safety product offerings are currently in the development stages, it is difficult for us to anticipate the level of sales they may generate. The expansion of our product offering will require us to invest time and resources to develop innovative products, such as wearables and helmets, that keep pace with continuing changes in industry standards and to reach new customers who have rapidly changing preferences. Our product offerings might not receive customer acceptance if customer preferences shift to other products, and our future success depends in part on our ability to anticipate and respond to these changes. If we are not successful in expanding our product offerings or if it takes longer or costs are more than expected, it could negatively impact our financial results, competitive position, and future business prospects.

RISKS RELATED TO OUR BUSINESS

We may incur material losses and costs as a result of product liability, warranty, and recall claims that may be brought against us or our customers

We face risks related to product liability claims, warranty claims, and recalls in the event that any of our products actually or allegedly are defective, fail to perform as expected, or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We may not be able to anticipate all of the possible performance or reliability problems that could arise with our products after they are released to the market. Additionally, increasing regulation and reporting requirements regarding potentially defective products, particularly in the U.S., may increase the possibility that we become involved in additional product liability or recall investigations or claims. See – "Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market". Although we currently carry product liability and product recall insurance in excess of our self-insured amounts, no assurance can be made that such insurance will provide adequate coverage against potential claims, such insurance is available or will continue to be available in the appropriate markets, or that we will be able to obtain such insurance on acceptable terms in the future. The cost of such insurance has risen in recent years and our self-insured amounts have risen as well. Although we have invested and will continue to invest in our engineering, design, and quality infrastructure, we cannot give any assurance that our products will not suffer from defects or other deficiencies or that we will not experience material warranty claims or product recalls. In the future, we could experience material warranty or product liability losses and incur significant costs to process and defend these claims. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our operating results, cash flows, or financial condition. Future recalls could result in costs not covered by insurance in excess of our self-insurance, further government inquiries, litigation, reputational harm, and could divert management's attention away from other matters. The main variables affecting the costs of a recall are the number of vehicles ultimately determined to be affected by the issue, the cost per vehicle associated with a recall, the determination of proportionate responsibility among the customer, the Company, and any relevant sub-suppliers, and actual insurance recoveries. Every vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers, and the performance and remedial requirements vary between jurisdictions. Due to recall activity in the automotive industry over the past decade, some vehicle manufactures have become even more sensitive to product recall risks. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Product recalls in our industry, even when they do not involve our products, can harm the reputations of our customers, competitors, and us, particularly if those recalls cause consumers to question the safety or reliability of products similar to those we produce. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis; any one or more quality, warranty or other recall issue(s) (including issues affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures which may have a severe impact on our operations, such as a global, temporary or prolonged suspension of new orders. In addition, as our products more frequently use

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global designs and are based on or utilize the same or similar parts, components or solutions, there is a risk that the number of vehicles affected globally by a failure or defect will increase significantly with a corresponding increase in our costs. A warranty, recall or product liability claim brought against us in excess of our available insurance may have a material adverse effect on our business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold us responsible for some or the entire repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by our customers may be material. However, the final amounts determined to be due related to these matters could differ materially from our recorded warranty estimates and our business prospects, operating results, cash flows or financial condition may be materially impacted as a result. In addition, as we adopt new technology, we face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights. We cannot assure that we will not experience any material warranty, product liability or intellectual property claim losses in the future or that we will not incur significant costs to defend such claims. See "If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired".

Escalating pricing pressures from our customers may adversely affect our business

The automotive industry continues to experience aggressive pricing pressure from customers. This trend is partly attributable to the major automobile manufacturers' strong purchasing power. As with other automotive component manufacturers, we are often expected to quote fixed prices or are forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for engineering work. Price reductions have impacted our sales and profit margins and are expected to continue to do so in the future. Our future profitability will depend upon, among other things, our ability to continuously reduce our cost per unit and maintain our cost structure, enabling us to remain cost-competitive. Our profitability is also influenced by our success in designing and marketing technological improvements in automotive safety systems, which helps us offset price reductions by our customers. If we are unable to offset continued price reductions through improved operating efficiencies and reduced expenditures, these price reductions may have a material adverse effect on our business prospects, operating results, cash flows or financial condition.

We could experience disruption in our supply or delivery chain, which could cause one or more of our customers to halt or delay production

We, as with other component manufactures in the automotive industry, ship our products to customer vehicle assembly facilities throughout the world on a "just-in-time" basis for our customers to maintain low inventory levels. Our suppliers (external suppliers as well as our own production sites) use a similar method in providing raw materials to us. However, this "just-in-time" method makes the logistics supply chain in our industry very complex and vulnerable to disruption. Disruptions in our supply chain may result for many reasons, including closures of one of our own or one of our suppliers' facilities or critical manufacturing lines due to strikes or other labor disputes, mechanical failures, electrical outages, fires, explosions, critical pollution levels, critical health and safety and other working conditions issues (including epidemics and pandemics), natural disasters, war, political upheaval, as well as logistical complications due to labor disruptions, weather or natural disasters, acts of terrorism or violence (such as the conflict in the Red Sea), mechanical failures, and legislation or regulation regarding the transport of hazardous goods. Additionally, we may experience disruptions if there are newly imposed trade restrictions or delays in customs processing, including if we are unable to obtain government authorization to export or import certain materials, including materials that may be viewed as dangerous such as the propellant used for our inflators. As we continue to expand in growth markets, the risk of such disruptions is heightened. The unavailability of even a single small subcomponent necessary to manufacture one of our products, for whatever reason, could force us to cease production of that product, possibly for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate the products. Even when products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. Also, similar difficulties for other suppliers may force our customers to halt production, which may in turn impact our sales shipments to such customers. When we fail to timely deliver, we may have to absorb our own costs for identifying and resolving the ultimate problem as well as expeditiously producing and shipping replacement components or products. Generally, we must also carry the costs associated with "catching up," such as overtime and premium freight. If we are the cause of a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be very significant and may include consequential losses such as lost profits. Where a customer halts production because of another supplier failing to deliver on time, we may not be fully compensated, if at all. Thus, any such supply chain disruptions could severely impact our operations and/or those of our customers and force us to halt production for prolonged periods of time which could expose us to material claims for compensation and have a material adverse effect on our business prospects, operating results, or financial condition.

Adverse developments affecting our suppliers could harm our profitability

Any significant disruption in our supplier relationships, particularly relationships with single-source suppliers, could harm our profitability. Furthermore, some of our suppliers may not be able to sufficiently manage the currency commodity cost volatility and/or sharply changing volumes while still performing as we expect. For example, recalls or field actions from our customers can stress the capacity of our supply chain and may inhibit our ability to timely deliver order volumes. We may incur costs as we try to make contingency plans to manage the risks for delivery delays, production delays, production issues or delivery of non-conforming products by our suppliers.

Changes in the source, cost, availability of and regulations pertaining to raw materials and components may adversely affect our profit margins

Our business uses a broad range of raw materials and components in the manufacture of our products, nearly all of which are generally available from a number of qualified suppliers. Our industry may be affected from time to time by limited supplies or price fluctuations of certain key components and materials. Strong worldwide demand for certain raw materials has had a significant impact on prices and short-term availability in recent years. Such price increases have and could materially increase our operating costs and materially and adversely affect our profit margin, as direct material costs amounted to approximately 55% of our net sales in 2023, of which approximately half is the raw material cost portion. Inflation is currently high world-wide and may continue for some time. Commercial negotiations with our customers and suppliers may not always offset all of the adverse impact of higher raw material, energy, labor, logistics, and commodity costs. Even where we are able to pass price increases along to our customer, there may be (i) a lapse of time before we are able to do so such that we must absorb the cost increase, and (ii) a negative impact on our relationships with such customers and suppliers which may limit our success in securing future awards from customers and securing acceptable supplies from suppliers. In addition, no assurances can be given that the magnitude and duration of such cost increases or any future cost increases could not have a larger adverse impact on our profitability and consolidated financial position than currently anticipated. Furthermore, if costs for raw materials go down, the price for our products may decrease as well as the price is indexed to the cost of raw materials. Additionally, various government regulators require companies that manufacture products containing certain minerals and their derivatives that are known as "conflict minerals", originating from the Democratic Republic of Congo or adjoining countries to perform due diligence and report the source of such materials. There are significant resources associated with complying with these requirements, including diligence efforts to determine the sources of conflict minerals used in our products and potential changes to our processes or supplies as a consequence of such diligence efforts. As there may be only a limited number of suppliers able to offer certified "conflict free" conflict minerals, there can be no assurance that we will be able to obtain necessary conflict free minerals from such suppliers in sufficient quantities or at competitive prices. We may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all minerals used in our products through the procedures we may implement. Furthermore, our customers are also increasingly requiring us to track sustainable sources of certain raw materials, which also requires additional diligence efforts and there can be no assurance that we will be able to obtain these materials in a cost-efficient and sustainable manner. Accordingly, these rules and customer requirements may adversely affect our business prospects, operating results, cash flows, or financial condition.

Our business could be materially and adversely affected if we lost any of our largest customers or if they were unable to pay their invoices

We are dependent on a few large customers with strong purchasing power. This is the result of customer consolidation in the last few decades. In 2023, our top five customers represented around 48% of our consolidated sales, and our largest customer contract accounted for around 2.8% of our consolidated sales. Although business with any given customer is typically split into several contracts (either on the basis of one contract per vehicle model or on a broader platform basis), the loss of business from any of our major customers (whether by lower overall demand for vehicles, cancellation of existing contracts or the failure to award us new business) could have a material adverse effect on our business, results of operations, and financial condition. Similarly, further consolidation of our customers in the future could make us more reliant upon a smaller group of customers for a significant portion of our consolidated sales and negatively impact our bargaining power when contracting with such customers. Customers may put us on a "new business hold," which would limit our ability to quote or be awarded all or part of their future vehicle contracts if quality or other issues arise in the vehicles for which we were a supplier. This could have a significant negative impact on our order intake. Such new business holds range in length and scope and are generally accompanied by a certain set of remedial conditions that must be met before we are eligible to bid for new business. Meeting any such conditions within the prescribed timeframe may require additional Company resources. A failure to satisfy any such conditions may have a material adverse impact on our financial results in the long term. There is a risk that one or more of our major customers may be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer would enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against us legally enforcing its obligations, it is likely, absent special relief such as having a "preferred status", that we will be forced to record a substantial loss. Additional information concerning our major customers is included in Note 19, Segment Information, of the Consolidated Financial Statements in this Annual Report.

Our inability to effectively manage the timing, quality and costs of new program launches could adversely affect our financial performance

To compete effectively in the automotive supply industry, we must be able to launch new products to meet our customers' timing, performance, and quality standards. At times, we face an uneven number of launches and some launches, for various reasons, may have shortened launch lead times. We cannot provide assurance that we will be able to install and certify the equipment needed to produce products for new programs in time for the start of production, or that the transitioning of our manufacturing facilities and resources to full production for such new programs will not impact production rates or other operational efficiency measures at our facilities. In addition, we cannot provide assurance that our customers will execute on schedule the launch of their new product programs, for which we might supply products. Additionally, as a Tier 1 supplier, we must effectively coordinate the activities of numerous suppliers in order to launch programs successfully. Given the complexity of new program launches, especially involving new and innovative technologies, we may experience difficulties managing product quality, timeliness and associated costs. In addition, new program launches require a significant ramp up of costs; however, the sales related to these new programs generally are dependent upon the timing and success of the introduction of new vehicles by the Company's customers. Our inability to effectively manage the timing, quality and costs of these new program launches could adversely affect our business prospects, operating results, cash flows, or financial condition.

Changes in our product mix may impact our financial performance

We sell products that have varying profit margins. Our financial performance can be impacted depending on the mix of products we sell during a given period. Our earnings guidance, estimates, and financial targets assume a certain geographic sales mix as well as a product sales mix. If actual results vary significantly from this projected geographic and product mix of sales, our operating results and financial condition could be negatively impacted.

We are involved from time to time in legal proceedings and our business may suffer as a result of adverse outcomes of current or future legal proceedings

We are, from time to time, involved in litigation, regulatory proceedings, and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our suppliers and customers, intellectual property claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, product liability claims, environmental issues, antitrust, customs and VAT disputes, and employment and tax issues. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. The possibility exists that claims may be asserted against us and their magnitude may remain unknown for long periods of time. These types of lawsuits could require a significant amount of management's time and attention and a substantial legal liability or adverse regulatory outcome and the substantial expenses to defend the litigation or regulatory proceedings may have a material adverse effect on our customer relationships, business prospects, reputation, operating results, cash flows, and financial condition. No assurances can be given that such proceedings and claims will not have a material adverse impact on our profitability and consolidated financial position or that our established reserves or our available insurance will mitigate such impact.

We may be subject to civil antitrust litigation that could negatively impact our business

The Company may be subject to civil antitrust lawsuits in the future in countries that permit such civil claims, including lawsuits or other actions by our customers. The Company was previously the subject of an investigation by the European Commission ("EC") regarding possible anti-competitive behavior among certain suppliers to the automotive vehicle industry. The Company paid a fine to resolve these matters in 2019. As a result of the outcome of the EC investigation, we are and we could be, subject to subsequent civil disputes with non-governmental third parties and civil or stockholder litigation stemming from the same facts and circumstances underlying the EC investigation. These types of lawsuits require significant management time and attention and could result in significant expenses as well as unfavorable outcomes that could have a material adverse impact on our customer relationships, business prospects, reputation, operating results, cash flows or financial condition, and our insurance may not mitigate such impact. See Note 17, Contingent Liabilities, to the Consolidated Financial Statements in this Annual Report.

Work stoppages, slow-downs or other labor issues at our customers' facilities or at our facilities could adversely affect our operations

Because the automotive industry relies heavily on "just-in-time" delivery of components during the assembly and manufacture of vehicles, a work stoppage or slow-down at one or more of the Company's facilities could have a material adverse effect on our business. Similarly, if any of our customers were to experience a work stoppage or slow-down, that customer may halt or limit the purchase of our products. Similarly, a work stoppage or slow-down at another supplier could interrupt production at one of our customers' facilities which would have the same effect. While labor contract negotiations at our facilities historically have rarely resulted in work stoppages, no assurances can be given that we will be able to negotiate acceptable contracts with these unions or that our failure to do so will not result in work stoppages. A work stoppage or other labor disruption at one or more of our facilities or our customers' facilities could cause us to shut down production facilities supplying these products, which could have a material adverse effect on our business, results of operations, and financial condition.

Our ability to operate our company effectively could be impaired if we fail to attract and retain executive officers and other key personnel

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract, develop, and retain other qualified personnel, particularly engineers and other employees with software and technical expertise. The loss of the services of any of our executive officers or other key employees or the failure to attract, develop, or retain other qualified personnel could have a material adverse effect on our business.

Restructuring, efficiency, and strategic initiatives and capacity alignments are complex and difficult and at any time additional restructuring steps may be necessary, possibly on short notice and at significant cost

Our restructuring, efficiency, and strategic initiatives and capacity alignments include efforts to adjust our manufacturing capacity, direct and indirect labor workforce, and cost structure to meet current and projected operational and market requirements, including plant closures, transfer of sourcing to best cost countries, consolidation of our supplier base, and standardization of products to reduce our overhead costs and consolidate our operational centers. The successful implementation of our restructuring activities and capacity alignments will involve sourcing, logistics, technology, and employment arrangements. Because these restructuring, efficiency, and strategic initiatives and capacity alignments can be complex, there may be difficulties or delays in the implementation of any such initiatives and capacity alignments or they may not be immediately effective, resulting in an adverse material impact on our performance. In addition, there is a risk that inflation, high-turnover rates, and increased competition may reduce the efficiencies now available in best-cost countries to levels that no longer allow for cost-beneficial restructuring opportunities. Therefore, there can be no assurances that any future restructurings or capacity alignments will be completed as planned or achieve the desired results. See Note 11, Restructuring, to the Consolidated Financial Statements in this Annual Report.

A prolonged recession and/or a downturn in our industry could result in us having insufficient funds to continue our operations and external financing may not be available to us or available only on materially different terms than what has historically been available

Our ability to generate cash from our operations is highly dependent on automotive sales and LVP, the global economy, and the economies of our important markets. If LVP were to remain on low levels for an extended period of time, we would experience a significantly negative cash flow. Similarly, if cash losses for customer defaults rise sharply, we would experience a negative cash flow. Such negative cash flow could result in our having insufficient funds to continue our operations unless we can procure external financing, which may not be possible. Our access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors. Our ability to obtain unsecured funding at a reasonable cost is dependent on our credit ratings or our perceived creditworthiness. Our current credit rating could be lowered as a result of us experiencing significant negative cash flows, increasing our indebtedness and leverage, or a dire financial outlook, which may affect our ability to procure financing. We may also for the same, or other reasons, find it difficult to secure new long-term credit facilities, at reasonable terms, when our principal credit facility expires in 2027. Further, even our existing unutilized credit facilities may not be available to us as agreed, or only at additional cost, if participating banks are unable to raise the necessary funds, where, for instance, financial markets are not functioning as expected or one or more banks in our principal credit facility syndicate were to default. As a result, we cannot assure you that we will continue to have sufficient liquidity to meet our operating needs. In the event that we do not have sufficient external financing, we may be required to seek additional capital, sell assets, reduce or cut back our operating activities or otherwise alter our business strategy. Information concerning our credit facilities and other financings are included in Item 7 in this Annual Report in the section headed "Treasury Activities" and in Note 13, Debt and Credit Agreements, to the Consolidated Financial Statements in this Annual Report.

Our indebtedness may harm our financial condition and results of operations

As of December 31, 2023, we have outstanding debt of $1.9 billion. We may incur additional debt for a variety of reasons. Although our significant credit facilities and debt agreements do not have any financial covenants, our level of indebtedness will have several important effects on our future operations, including, without limitation: a portion of our cash flows from operations will be dedicated to the payment of any interest or could be used for amortization required with respect to outstanding indebtedness; increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, acquisitions, capital expenditures, general corporate and other purposes may be limited; and potential future tightening of the availability of capital both from financial institutions and the debt markets may have an adverse effect on our ability to access additional capital.

Governmental restrictions may impact our business adversely

Some of our customers are (or may be) owned by a governmental entity, receive various forms of governmental aid or support or are subject to governmental influence in other forms, which may impact us as a supplier to these customers. As a result, they may be required to partner with local entities or procure components from local suppliers to achieve a specific local content or be subject to other restrictions regarding localized content or ownership. The nature and form of any such restrictions or protections, whatever their basis, is very difficult to predict as is their potential impact. However, they are likely to be based on political rather than economical or operational considerations and may materially impact our business.

Impairment charges relating to our assets, goodwill and other intangible assets could adversely affect our financial performance

We periodically review the carrying value of our assets, goodwill and other intangible assets for impairment indicators. If one or more of our customers' facilities cease production or decrease their production volumes, the assets we carry related to our facilities serving such customers may decrease in value because we may no longer be able to utilize or realize them as intended. Where such decreases are significant, such impairments may have a material adverse impact on our financial results. We monitor the various factors that impact the valuation of our goodwill and other intangible assets, including expected future cash flow levels, global economic conditions, market price for our stock, and trends with our customers. Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance and especially the cash flow performance of these goodwill assets, adverse market conditions and adverse changes in applicable laws or regulations. If there are changes in these circumstances or the other variables associated with the estimates, judgments and assumptions relating to the valuation of goodwill, when assessing the valuation of our goodwill items, we may determine that it is appropriate to write down a portion of our goodwill or intangible assets and record related non-cash impairment charges. In the event that we determine that we are required to write-down a portion of our goodwill items and other intangible assets and thereby record related non-cash impairment charges, our financial condition and operating results would be adversely affected. For additional information, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Significant Accounting Policies and Critical Accounting Estimates – Goodwill and Intangibles".

We face risks related to our defined benefit pension plans and employee benefit plans, including the need for additional funding as well as higher costs and liabilities

Our defined benefit pension plans and employee benefit plans may require additional funding or give rise to higher related costs and liabilities which, in some circumstances, could reach material amounts and negatively affect our operating results. We are required to make certain year-end assumptions regarding our pension plans. Our pension obligations are dependent on several factors, including factors outside our control such as changes in interest rates, the market performance of the diversified investments underlying the pension plans, actuarial data and adjustments and an increase in the minimum funding requirements or other regulatory changes governing the plans. Adverse equity market conditions and volatility in the credit market may have an unfavorable impact on the value of our pension assets and our future estimated pension liabilities. Internal factors such as an adjustment to the level of benefits provided under the plans may also lead to an increase in our pension liability. If these or other internal and external risks were to occur, alone or in combination, our required contributions to the plans and the costs and net liabilities associated with the plans could increase substantially and have a material effect on our business. Information concerning our benefit plans is included in Note 18, Retirement Plans, of the Consolidated Financial Statements in this Annual Report.

We may not be able to, or we may decide not to, pay dividends or repurchase shares at a level anticipated by our shareholders, which could reduce shareholder returns

The extent to which we pay dividends on our common stock and repurchase our common stock in the future is at the discretion of our Board of Directors and depends upon a number of factors, including our earnings, financial condition, cash and capital needs, indebtedness and leverage, and general economic or business conditions. No assurance can be given that we will be able to or will choose to pay any dividends or repurchase any shares in the foreseeable future.

Cybersecurity incidents or other damage to our technology infrastructure could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and operating results

We rely extensively on information technology ("IT") networks and systems, our global data centers and services provided over the internet to process, transmit and store electronic information, and to manage or support a variety of business processes or activities across our facilities worldwide. In addition, a greater number of our employees are working remotely which may increase cybersecurity vulnerabilities and risk to our IT networks and systems. The secure operation of our IT networks and systems and the proper processing and maintenance of this information are critical to our business operations. We have been, and likely will continue to be, subject to cyber-attacks. Although we seek to deploy comprehensive security measures to prevent, detect, address and mitigate these threats, there has been an increased level of activity, and an associated level of sophistication, in cyber-attacks against large multinational companies. The ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems and processes and overall security environment, as well as those of any companies we acquire. There is no guarantee that these measures will be fully implemented, complied with, or effective in safeguarding against all data security breaches, system compromises or misuses of data. Our security measures may be breached due to human or technological error, employee malfeasance, system malfunctions or attacks from uncoordinated individuals or sophisticated and targeted measures known as advanced persistent threats, directed at the Company, its products, its customers, its third-party service providers, and/or other entities with whom we do business. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Disruptions and attacks on our IT systems or the systems of third parties storing our data or employee malfeasance or human or technological error could result in the misappropriation, loss, destruction or corruption of our critical data and confidential or proprietary information, personal information of our employees, the leakage of our or our customers' confidential information, improper use of our systems and networks, production downtimes and both internal and external supply shortages, which could have a material adverse effect on our results of operations. It may also result in the theft of intellectual property or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and materially disrupt our operations. The potential consequences of a material cybersecurity incident include reputational damage, damaged customer relationships, loss of revenue, lower order intake in the future, theft of intellectual property, litigation with third parties, diminution in the value of our investment in research, development and engineering, diversion of the attention of management away from the operation of our business and increased cybersecurity protection and remediation costs, legal claims and liability, regulatory scrutiny, sanctions, fines or penalties (which may not be covered by our insurance policies), negative publicity, release of sensitive and/or confidential information, increases in operating expenses, or lost revenues which in turn could adversely affect our competitiveness and results of operations. To the extent that any disruption or security breach results in a misappropriation, loss, destruction or corruption of our customer's information, it could affect our relationships with our customers, create significant expense for us to investigate and remediate damage, lead to claims against the Company and ultimately harm our business, strategy, result of operations, or financial condition. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs. Furthermore, our technology systems are vulnerable to damage or interruption from natural disasters, power loss and telecommunication failures. We continuously seek to maintain a robust program of information security and controls, however, any future significant compromise or breach of our data security, whether external or internal, or misuse of customer, associate, supplier or Company data, could result in significant costs, lost sales, fines, lawsuits, and damage to our reputation.

Third parties that maintain certain of our confidential and proprietary information could experience a cybersecurity incident

We rely on third parties to provide or maintain some of our IT systems, data centers and related services and do not exercise direct control over these systems. Despite the implementation of security measures at third party locations, these IT systems, data centers and cloud services are also vulnerable to security breaches or other disruptions. Additionally, we and certain of our third-party vendors, collect and store personal information in connection with human resources operations and other aspects of our business. While we obtain assurances that any third parties we provide data to will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by us or by third parties may be compromised and expose us to liability for such breach.

Global climate change could negatively affect our business

Increased public awareness and concern regarding global climate change will likely result in more regional and/or national requirements to reduce or mitigate the effects of greenhouse gas emissions. In addition, our shareholders and customers also expect us to reduce our greenhouse gas emissions. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Any future regulations aimed at mitigating climate change may negatively impact the prices of raw materials and energy as well as the demand for certain of our customer's products which could in turn impact demand for our products and impact our results of operations. The costs of compliance and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining permits and approvals required by such laws in connection with our manufacturing facilities, which would hinder our operation of these facilities. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations. We also face physical and transition risks from climate change. The manifestations of climate change, such as extreme weather conditions or more frequent extreme weather events, including wildfires, flooding, water stress and extreme heat, could disrupt our operations, damage our facilities, disrupt our supply chain, including our customers or suppliers, impact the availability and cost of materials needed for manufacturing or increase insurance and other operating costs. As a result, severe weather or a natural disaster that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, could have a material adverse effect on our operating results, cash flows or financial condition.

Our goals, targets and ambitions related to sustainability and emissions reduction, and our public statements and disclosures regarding them, expose us to numerous risks

We have developed, and will continue to develop and set, goals, targets, ambitions and other objectives related to sustainability matters, including our net-zero emission targets both for ourselves and our supply chain. Some of these are based on our internal scenario analysis, which may not prove to be accurate and carries inherent uncertainties. Statements related to these goals, targets, ambitions and objectives reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these goals, targets, and objectives expose us to numerous operational, reputational, financial, legal, and other risks. Additionally, greenhouse gas emissions, particular emissions that come from individuals and entities up and down the value chain (otherwise known as Scope 3 emissions), are very difficult to estimate and our estimates may be materially different than actual emissions. Additionally, accepted methodologies or regulatory requirements for estimating emissions, particularly Scope 3 emissions, continue to evolve. The manner in which we estimate and disclose Scope 3 emissions may differ from other companies and may be different than future regulatory requirements, and currently, we do not include downstream Scope 3 emissions in our targets and ambitions. If future governmental regulations require us to modify the basis of our Scope 3 emissions disclosure, our historically disclosed Scope 3 emissions may change materially. Our ability to achieve any stated goal, target, ambition or objective, including with respect to emissions reduction, is subject to numerous factors and conditions, some of which are outside of our control. For example, we have announced that we are collaborating with Polestar to develop a climate neutral car. Such an endeavor requires the innovation and collaboration with a number of partners and is subject to certain inherent risks, including the timetable in which it is achieved. We may also have to purchase carbon offsets in order to meet our targets and objectives, which may not be available or may no longer be considered acceptable to use to meet such targets.

Our business may face increased scrutiny from investors and other stakeholders related to our sustainability activities, including the goals, targets, and objectives that we announce, and our methodologies and timelines for pursuing them. If our sustainability practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, our reputation, our ability to attract or retain employees, and our attractiveness as an investment or business partner could be negatively affected. Similarly, our failure or perceived failure to pursue or fulfill our sustainability-focused goals, targets, ambitions and objectives, to comply with ethical, environmental, or other standards, regulations, or expectations, or to satisfy various reporting standards with respect to these matters, within the timelines we announce, or at all, could adversely affect our business or reputation, as well as expose us to government enforcement actions and private litigation.

RISKS RELATED TO INTERNATIONAL OPERATIONS

Our business is exposed to risks inherent in international operations

We currently conduct operations in various countries and jurisdictions, including locating certain of our manufacturing and distribution facilities internationally, which subjects us to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Some of these countries are considered growth markets and emerging markets. International sales and operations, especially in growth markets, subject us to certain risks inherent in doing business abroad, including: exposure to local economic conditions; unexpected changes in laws, regulations, trade, or monetary or fiscal policy, including interest rates, foreign currency exchange rates, and changes in inflation rates; foreign tax consequences; inability to collect, or delays in collecting, value-added taxes and/or other receivables associated with remittances and other payments by subsidiaries; exposure to local political turmoil and challenging labor conditions; changes in general economic and political conditions in countries where we operate, particularly in emerging markets; expropriation and nationalization; enforcing legal agreements or collecting receivables through foreign legal systems; wage inflation; currency controls, including lack of liquidity in foreign currency due to governmental restrictions, trade protection policies and currency controls, which may create difficulty in repatriating profits or making other remittances; compliance with the requirements of an increasing body of applicable anti-bribery laws; reduced intellectual property protection in various markets; investment restrictions or requirements; and the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws. The Company is subject to taxation in the U.S. and numerous foreign jurisdictions. The Organization for Economic Co-operation and Development ("OECD") continues its base erosion and profit shifting ("BEPS") project begun in 2015 with new proposals for a global minimum tax, further development of a coordinated set of rules for taxation and the allocation of taxing rights between jurisdictions. These proposals, if adopted by countries in which we operate, could result in changes to tax policies, including transfer pricing policies, that could ultimately impact our tax liabilities. On December 12, 2022, the European Union member states agreed to implement the OECD's Pillar 2 global corporate minimum tax at a rate of 15% on companies with revenues of at least $790 million, which went into effect in 2024. The Pillar 2 rules are also in effect in the United Kingdom, Switzerland, and South Korea, among others. Similarly, the United States passed the Inflation Reduction Act of 2022, which also imposes, among other things, a 15% corporate minimum tax for taxable years beginning after December 31, 2022, on certain U.S. based companies that have average revenues over a three-year period of at least $1 billion. Other countries including Canada and Australia are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. The timing or impact of these proposals and recommendations is unclear at this point.

Changes in tax laws or policies by the U.S. or foreign jurisdictions could result in a higher effective tax rate on our worldwide earnings, and any such change could have a material adverse effect on our business prospects, cash flows, operating results and financial condition. Our international operations also depend upon favorable trade relations between the countries where we manufacture and sell products and those foreign countries in which our customers and suppliers have operations. Changes in national policy, other governmental action related to tariffs or international trade agreements, changes in social, political regulatory, and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where the Company currently manufactures and sells products, and any resulting negative sentiments towards the Company as a result of such changes could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our cash flows, operating results and financial condition. Increasing our manufacturing footprint in the growth markets and our business relationships with automotive manufacturers in these markets are particularly important elements of our strategy. As a result, our exposure to the risks described above may be greater in the future, and our exposure to risks associated with developing countries, such as the risk of political upheaval and reliability of local infrastructure, may increase.

Our foreign operations may subject us to risks relating to laws governing international relations

Due to our global operations, we are subject to many laws governing international relations (including, but not limited to, the Foreign Corrupt Practices Act, and other anti-bribery regulations in foreign jurisdictions where we do business), which prohibit improper payments to government officials and restrict where and how we can do business, what information or products we can supply to certain countries and what information we can provide to authorities in governmental authorities. We also export components and products that are subject to certain trade-related U.S. laws, including the U.S. Export Administration Act and various economic sanctions programs administered by the U.S. Treasury's Office of Foreign Assets Control. Although we have procedures and policies in place that should mitigate the risk of violating these laws, there is no guarantee that they will be sufficiently effective. If and when we acquire new businesses, we may not be able to ensure that the pre-existing controls and procedures meant to prevent violations of these laws were effective, and violations may occur if we are unable to timely implement corrective and effective controls and procedures when integrating newly acquired businesses. Any allegations of noncompliance with these laws could harm our reputation, divert management attention and result in significant expenses, and could therefore materially harm our business prospects, operating results and financial condition.

Our business in Asia is subject to aggressive competition and is sensitive to economic, market, and political conditions

We operate in the automotive supply market throughout Asia including the highly competitive markets in China, South Korea, and India. In each of these markets we face competition from both international and smaller domestic manufacturers. Due to the significance of the Asian markets for our profit and growth, we are exposed to risks in China, South Korea, and India. We anticipate that additional competitors, both international and domestic, may seek to enter the Chinese, South Korean, and/or Indian markets resulting in increased competition. Increased competition may result in lower sales volumes, price reductions, reduced margins and our inability to gain or hold market share. There have been periods of increased market volatility and moderation in the levels of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. Our business in Asia is sensitive to economic and market conditions that drive automotive sales volumes in China, South Korea, and India and may be impacted if there are reductions in vehicle demand in those markets. There are also trade and political tensions between China and other countries in the western world. If we are unable to maintain our position in the Asian markets, the pace of growth slows, or vehicle sales in these markets decrease, our business prospects, operating results and financial condition could be materially adversely affected.

Our business in Europe is sensitive to economic and market conditions

We operate in the automotive supply market throughout Europe and are increasingly subject to the risks arising from adverse changes in the European economy. A significant deterioration in economic conditions, increased volatility, further declines in the European credit, equity, and foreign currency markets or geopolitical disruptions, including the war in Ukraine, could have negative impacts on our business operations in Europe and may lead to delays in or cancellations of customer orders. We also face competition from both international and smaller domestic manufacturers who may seek to enter the European markets resulting in increased competition. Increased competition may result in lower sales volumes, price reductions, reduced margins, and our inability to gain or hold market share.

Global integration may result in additional risks

Because of our efforts to manage costs by integrating our operations globally, we face the additional risk that, should any of the other risks discussed herein materialize, the negative effects could be more pronounced. For example, while supply delays of a component have typically only affected a few customer vehicle models, such a delay could now affect several vehicle models of several customers in several geographic areas. Similarly, any recall or warranty issue we face due to a product defect or failure is now more likely to involve a larger number of units in several geographic areas.

Our business faces exchange rate risks

As a result of our global presence, a significant portion of our revenues and expenses are denominated in currencies other than the U.S. dollar. We are therefore subject to foreign currency risks and foreign exchange exposure. Such risks and exposures include: transaction exposure, which arises because the cost of a product originates in one currency and the product is sold in another currency; revaluation effects, which arise from valuation of assets denominated in other currencies than the reporting currency of each unit; translation exposure in the income statement, which arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars; translation exposure in the balance sheet, which arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars; and changes in the reported U.S. dollar amounts of cash flows. We cannot predict exchange rate volatility or the extent of its impact on our future financial results. We typically denominate foreign transactions in foreign currencies to achieve a natural hedge. However, a natural hedge cannot be achieved for all our currency flows; therefore, a net transaction exposure remains within the group. The net exposure can be significant and creates a transaction exposure risk for the Company. The Company does not hedge translation exposure. However, we do engage in foreign exchange rate hedging from time to time related to foreign currency transactions. For additional information, see Part II, Item 7A. Quantitative and Qualitative Disclosures about Market Risk - Currency risks.


RISKS RELATED TO ACQUISITIONS


We face risks in connection with acquisitions, joint ventures, partnerships, and other strategic transactions

Our growth has been enhanced through strategic transactions, including acquisitions of businesses, products and technologies, partnerships, strategic alliances, and joint development agreements that we believe will complement our business. We regularly evaluate acquisition opportunities, frequently engage in acquisition discussions, conduct due diligence activities in connection with possible acquisitions, and, where appropriate, engage in acquisition negotiations. We may not be able to successfully identify suitable acquisition and joint venture candidates or complete transactions on acceptable terms, integrate acquired operations into our existing operations or expand into new markets. Our failure to identify suitable strategic transactions may restrict our ability to grow our business. These strategic transactions also involve numerous additional risks to us and our investors, including: risks related to retaining acquired management and employees; difficulties in integrating acquired technologies, products, operations, services and personnel with our existing businesses; diversion of our management's attention from other business concerns; assumption of contingent liabilities; potential adverse financial impacts, including from the amortization of expenses related to intangible assets and from potential impairment of goodwill; incurrence of indebtedness; and potential damage to existing customer relationships or lack of customer acceptance or inability to attract new customers as a result of these transactions. In the future, we may pursue acquisitions of businesses or products that are complementary to our business but for which we have historically had little or no direct experience. These transactions can involve significant challenges and risks as well as significant time and resources that may divert management's attention from other business activities. If we fail to adequately manage these risks, the acquisitions and other strategic transactions may not result in revenue growth, operational synergies or service or technology enhancements, which could adversely affect our financial condition.

RISKS RELATED TO INTELLECTUAL PROPERTY

If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired

We have developed a considerable amount of proprietary technology related to automotive safety systems and rely on a number of patents to protect such technology. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. At present, we hold more than 6,500 patents and patent applications covering a large number of innovations and product ideas, mainly in the fields of seatbelt and airbag technologies. In addition to our in-house research and development efforts, we seek to acquire rights to new intellectual property through corporate acquisitions, asset acquisitions, licensing and joint venture arrangements. Our patents and licenses expire on various dates during the period from 2024 to 2043. We do not expect the expiration of any single patent or license to have a material adverse effect on our business, operating results and financial condition. Developments or assertions by or against us relating to intellectual property rights could negatively impact our business. We primarily protect our innovations with patents and vigorously protect and defend our patents, trademarks and know-how against infringement and unauthorized use. If we are not able to protect our intellectual property and our proprietary rights and technology, we could lose those rights and incur substantial costs policing and defending those rights. We also generate license revenue from these patents, which we may lose if we do not adequately protect our intellectual property and proprietary rights. Our means of protecting our intellectual property, proprietary rights and technology may not be adequate, and our competitors may independently develop technologies that are similar or superior to our proprietary technologies, duplicate our technologies, or design around the patents we own or license. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the U.S. and we may encounter significant problems in protecting and defending our intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

We may not be able to protect our proprietary technology and intellectual property rights, which could result in the loss of our rights or increased costs

Although we believe that our products and technology do not infringe the proprietary rights of others, third parties may assert infringement claims against us in the future. Additionally, we license proprietary technology, from third parties, that is covered by patents, and we cannot be certain that any such patents will not be challenged, invalidated, or circumvented. Such licenses may also be non-exclusive, meaning our competition may also be able to access such technology. Further, we expect to continue to expand our products and services and expand into new businesses, including through developing new products, acquisitions, joint ventures and joint development agreements, which could increase our exposure to patent and other intellectual property claims from competitors and other parties. If claims alleging patent, copyright or trademark infringement are brought against us and are successfully prosecuted against us, they could result in substantial costs. If a successful claim is made against us and we fail to develop non-infringing technology, our business, operating results and financial condition could be materially adversely affected. In addition, certain of our products utilize components that are developed by third parties and licensed to us. If claims alleging patent, copyright or trademark infringement are brought against such licensors and successfully prosecuted, they could result in substantial costs, and we may not be able to replace the functions provided by these licensors. Alternate sources for the technology currently licensed to us may not be available in a timely manner, may not provide the same functions as currently provided or may be more expensive than products currently used. We may develop proprietary information through our in-house research and development efforts, consulting arrangements or research collaborations with other entities or organizations. We may seek to protect this proprietary information by entering into confidentiality agreements or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, scientific advisors and other third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information.

We may not be able to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products

Changes in legislative, regulatory, or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive to our customers. We currently license certain proprietary technology to third parties and, if such technology becomes obsolete or less attractive, those licensees could terminate our license agreements, which could adversely affect our results of operations. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. We cannot provide assurance that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. As part of our business strategy, we may from time to time seek to acquire businesses or assets that provide us with additional intellectual property. We may experience problems integrating acquired technologies into our existing technologies and products, and such acquired intellectual property may be subject to known or contingent liabilities such as infringement claims.

Some of our products and technologies may use "open source" software, which may restrict how we use or distribute our products or require that we release the source code of certain products subject to those licenses

Some of our products and technologies may incorporate software licensed under so-called "open source" licenses. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software in such ways with open source software, we could be required to release the source code of our proprietary software. We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses; therefore, the way these licenses may be interpreted and enforced is subject to some uncertainty.

RISKS RELATED TO GOVERNMENT REGULATIONS AND TAXES

Our business may be adversely affected by laws or regulations, including environmental, occupational health and safety, and other governmental regulations

We are subject to various federal, state, local and foreign laws and regulations, including those related to the requirements of environmental, occupational health and safety, financial, and other matters. We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations, or the interpretations thereof, could increase the costs of doing business for us or our customers or suppliers or restrict our actions and adversely affect our business prospects, operating results, cash flows or financial condition. Our operations are subject to environmental and safety laws and regulations governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The operation of automotive parts manufacturing facilities entails risks in these areas, and we cannot assure that we will not incur material costs or liabilities as a result. Additionally, environmental laws, regulations, and permits and the enforcement thereof change frequently and have tended to become increasingly stringent over time, which may necessitate substantial capital expenditures or operating costs or may require changes of production processes. Although we have no known pending material environmental issues, there is no assurance that we will not be adversely impacted by any environmental costs, liabilities, or claims in the future either under present laws and regulations or those that may be adopted or imposed in the future. Our costs, liabilities, and obligations relating to environmental matters may have a material adverse effect on our business, operating results, cash flows, or financial condition. Our facilities in the U.S. are subject to regulation by the Occupational Safety and Health Administration ("OSHA"), which regulates the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities and residents. We are also subject to occupational safety regulations in other countries. Our failure to comply with government occupational safety regulations, including OSHA requirements, or general industry standards relating to employee health and safety, keep adequate records or monitor occupational exposure to regulated substances could expose us to liability, enforcement, and fines and penalties, and could have a material adverse effect on our business, operating results, cash flows, or financial condition. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or injury to one of our employees could occur in one of our facilities. Any accident or injury to our employees could result in litigation, manufacturing delays and harm to our reputation, which could negatively affect our business, operating results, and financial condition.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market

Government vehicle safety regulations are a key driver in our business. Historically, these regulations have imposed ever more stringent safety regulations for vehicles. Safety regulations have a positive impact on driver awareness and acceptance of automotive safety products and technology. These more stringent safety regulations often require vehicles to have more safety content per vehicle and more advanced safety products, which has thus been a driver of growth in our business. However, these regulations are subject to change based on a number of factors that are not within our control, including new scientific or medical data, adverse publicity regarding the industry recalls and safety risks of airbags or seatbelts (for instance, to children and small adults), domestic and foreign political developments or considerations, and litigation relating to our products and our competitors' products. Changes in government regulations in response to these and other considerations could have a severe impact on our business. Although we believe that over time safety will continue to be a regulatory priority, if government priorities shift and we are unable to adapt to changing regulations, our business may suffer material adverse effects. The regulatory obligation of complying with safety regulations could increase as federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in our industry. We are subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the "Vehicle Safety Act"), including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act, which requires equipment manufacturers, such as Autoliv, to comply with "Early Warning" requirements by reporting certain information to the National Highway Traffic Safety Administration ("NHTSA") such as: information related to defects or reports of injury related to our products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. Due to the record recall of airbag inflators of one of our competitors, NHTSA has become more active in requesting information from suppliers and vehicle manufactures regarding potential product defects.

Negative or unexpected tax developments could adversely affect our effective tax rate, operating results and financial condition

Changes in, or changes in the application of, U.S. or foreign tax laws, regulations or accounting principles with respect to matters such as tax base, tax rates, transfer pricing, dividends and restrictions on certain forms of tax relief or limitations on favorable tax treatment could affect the calculation of our income taxes and other tax liabilities, our effective tax rate, and the carrying value of our deferred tax assets. Our annual tax rate is based on our income and the tax laws in the jurisdictions in which we operate. Because of our global operations we face uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. Significant judgment and estimation are required in determining our effective tax rate and in evaluating our tax positions, in many cases where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, the final determination of our tax liability may be different from what is reflected in our historical income tax provisions and accruals. We are regularly examined by tax authorities around the world and in a number of jurisdictions, we are currently under examination, which inherently creates uncertainty. Although we periodically assess the likelihood of adverse outcomes, negative or unexpected results from one or more of such reviews and audits, including any related interest or penalties imposed by governmental authorities, could increase our effective tax rate and adversely impact our operating results, cash flows or financial condition. The effective tax rates used for interim reporting are based on our projected full-year geographic earnings mix and take into account projected tax costs on intercompany dividends from lower tier subsidiaries. Changes in currency exchange rates, earnings mix among taxing jurisdictions, or the ability of our subsidiaries to pay dividends could impact our reported effective tax rates, or cause fluctuations in the tax rate from quarter to quarter. Certain anti-trust judgments or settlements may not be tax deductible, which could have a material negative impact to our annual tax rate. A number of other factors may also increase our effective tax rate, which could have an adverse impact on our profitability and operating results. Due to our numerous foreign operations, our tax rate may be impacted by our global mix of earnings if our pre-tax income is lower than anticipated in countries with lower statutory tax rates and/or is higher than anticipated in countries with higher statutory tax rates. Based on U.S. regulatory rules, we do not record current or deferred tax liabilities on permanent investments in our foreign subsidiaries. See Note 5, Income Taxes, to the Consolidated Financial Statements in this Annual Report.

We may not be able to fully realize our deferred tax assets

We currently carry deferred tax assets, net of valuation allowances, resulting from deductible temporary differences and tax loss carry-forwards, both of which will reduce taxable income in the future. However, deferred tax assets may only be realized against taxable income. The amount of our deferred tax assets could be reduced, from time to time, due to adverse changes in our operations or in estimates of future taxable income from operations during the carry-forward period as a result of a deterioration in market conditions or other circumstances. Any such reduction would adversely affect our income in the period of the adjustment. Additional information on our deferred tax assets is included in Note 5, Income Taxes, to the Consolidated Financial Statements in this Annual Report.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Autoliv maintains a cybersecurity program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats as an integrated part of the Company's overall operations. The objective is to provide protection against cybersecurity threats to our employees, operations, data, and products.

Cybersecurity risk management and strategy

Cybersecurity risk management for the Company is undertaken both through dedicated cybersecurity risk management processes and within the Company's overall Enterprise Risk Management program, which is overseen by the Audit and Risk Committee of the Company's Board of Directors.

Autoliv has established an Enterprise Risk Management framework aligned to the ISO 31000:2019 to ensure that the context, principles, and processes for risk management are embedded and integrated with the operations of the company. All risks across the Autoliv risk universe, including cybersecurity, are assessed with bottom-up risk assessments and subsequently are aggregated and reported to the Audit and Risk Committee of the Company's Board of Directors.

Autoliv utilizes the National Institute of Standards and Technology ("NIST") Cybersecurity Framework in combination with other corresponding and partially mandated frameworks to guide cybersecurity risk management. This approach includes the identification, assessment, response, and management of risks arising from cybersecurity threats that may result in material adverse effects on the confidentiality, integrity, and availability of our business, data and information systems. The Company contracts with third parties to assess Autoliv's cybersecurity program relative to its peers, utilizing the NIST framework as a baseline. Furthermore, Autoliv is pursuing, under TISAX (Trusted Information Security Assessment Exchange), an assessment and exchange mechanism for information security in the automotive industry, as well as compliance with road vehicle cybersecurity requirements as applicable to the supply chain under ISO 21434.

Frequent testing/auditing activities, bottom-up cybersecurity risk assessments, vulnerability scanning, monitoring of external threat intelligence and supplier risk sources, and 24/7 incident monitoring are executed by the cybersecurity function to inform our understanding of the cybersecurity risk landscape, including solutions from third-party service providers, and what areas of enhancement to prioritize. Further input is gained from regular maturity assessments executed by third parties as well as TISAX assessments executed by external audit bodies.

Autoliv combines expertise from our internal cybersecurity function with additional specialist capacities from external consultants and partners as may be from time to time. Separately, because we understand the risks associated with engaging third party vendors, such as service providers, consultants and partners, in our cybersecurity risk management processes, we conduct security assessments pre-engagement and monitor their work to mitigate any identified risks.

Autoliv has not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the registrant. Despite our efforts, there can be no assurance that our cybersecurity risk management processes and measures described will be fully implemented, complied with or effective in protecting our systems and information. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect our business strategy, result of operations or financial condition. For a full discussion of these cybersecurity risks, please see our Risk Factors in Item 1A.

Board and management governance

Management's Role

The Chief Information Security Officer (CISO) is responsible for overseeing the Company's cybersecurity practices. Our CISO joined Autoliv in 2015. He has 29 years of information technology experience, including six years as CISO. The CISO reports directly to the CFO but, in line with the corporate governance model, the CISO's activities are formally governed through a management board, the "Digitalization and IT Management Board" ("DITM Board") comprised of the Chief Information Officer (CIO) and certain members of Autoliv's Executive Management Team ("EMT") representing engineering, supply chain management, operations and manufacturing, quality and project management, finance, information technology, and divisional teams. The DITM Board meets at least quarterly with cybersecurity as a standing agenda item.

In addition to the standing DITM Board meetings, the CISO, when needs arise, meets with the full EMT typically at least semi-annually to report on, or discuss, specific cybersecurity-related topics.

The Cybersecurity function in Autoliv reports to the CISO. The cybersecurity function includes team members in all of the Company's divisions including technical security architects and incident response team members. The core team is supported by the broader organization with security coordinators in each plant and tech center and additional functional security experts as deemed relevant, such as in supply chain management and engineering. The function has the responsibility to operate day-to-day activities (e.g., testing, incident monitoring and response, vulnerability scanning and awareness training) as well as to drive prioritized improvements (as identified through the risk management processes), together with other relevant Autoliv functions and stakeholders. The security operations center ("SOC"), part of the Cybersecurity function, monitors Autoliv for cyber incidents 24/7. A documented incident response process and numerous documented playbooks provide the SOC guidance on how to respond for each type of incident, including categorization and principles for escalation. Incidents are escalated in the organization according to defined criteria to engage a level of authority that is deemed appropriate, such as the Corporate Crisis Management Team if necessary.

Board of Directors Oversight

Our Board, in coordination with the Audit and Risk Committee, oversees the Company's Enterprise Risk Management process, including the management of risks arising from cybersecurity threats. Our Board has delegated the primary responsibility to oversee cybersecurity matters to the Audit and Risk Committee. Both the Board and the Audit and Risk Committee periodically review the measures we have implemented to identify and mitigate cybersecurity risks.

The Audit and Risk Committee receives information from the CISO and other members of management on at least a quarterly basis which is supplemented by a more extensive briefing from the CISO and management on at least a semi-annual basis on cybersecurity matters, including updates on cybersecurity training programs and the results of external assessments, as applicable. The CISO provides at least an annual briefing to the Board of Directors on these same topics.

The routine reporting to the Audit and Risk Committee and the Board includes as appropriate the highlights from the full spectrum of work done within the Company's cybersecurity program. The briefings by the CISO to the Audit and Risk Committee and Board also include the review of certifications and cybersecurity maturity assessments by management and third parties.

Item 2. Properties

Autoliv's principal executive offices are located at Klarabergsviadukten 70, Section B7, SE-111 64, Stockholm, Sweden. Autoliv's various businesses operate in a number of production facilities and offices. Autoliv believes that its properties are adequately maintained and suitable for their intended use and that the Company's production facilities have adequate capacity for the Company's current and foreseeable needs. All of Autoliv's production facilities and offices are owned or leased by operating (either subsidiary or joint venture) companies.

AUTOLIV MANUFACTURING FACILITIES

Country/Company	Location of Facility	Items produced at Facility	Owned/Leased
Brazil			
Autoliv do Brasil Ltda.	Taubaté	Seatbelts, airbags, steering wheels and seatbelt webbing	Owned
	Nova Goiana	Seatbelts and steering wheels	Leased
Canada			
Autoliv Canada, Inc.	Tilbury	Airbag cushions	Owned
VOA Canada, Inc.	Collingwood	Seatbelt webbing	Owned
China			
Autoliv (Baoding) Vehicle Safety Systems Co., Ltd	Baoding	Airbags	Leased
Autoliv (Changchun) Vehicle Safety Systems Co., Ltd.	Changchun	Airbags and seatbelts	Owned
Autoliv (China) Steering Wheel Co., Ltd.	Fengxian/Shanghai	Steering wheels	Owned
Autoliv (Guangzhou) Vehicle Safety Systems Co., Ltd.	Guangzhou	Airbags and seatbelts	Owned
Autoliv (Nanjing) Vehicle Safety Systems Co., Ltd.	Nanjing	Seatbelts	Owned
Autoliv Shenda (Nanjing) Automotive Components Co., Ltd.	Nanjing	Seatbelt webbing	Owned
Autoliv (Shanghai) Vehicle Safety Systems Co., Ltd.	Shanghai	Airbags	Owned
Autoliv Shenda (Tai Cang) Automotive Safety Systems Co., Ltd.	Shanghai	Seatbelt webbing	Owned
Autoliv (Jiangsu) Automotive Safety Components Co., Ltd.	Jintan	Propellant, Airbag initiators and Airbag inflators	Owned
Autoliv (China) Automotive Safety Systems Co., Ltd.	Nantong	Airbag cushions	Owned
Mei-An Autoliv Co., Ltd.	Taipei	Seatbelts and airbags	Leased
Estonia			
AS Norma	Tallinn	Seatbelts and belt components	Owned
France			
Autoliv France SNC	Gournay-en-Bray	Airbags	Owned
Autoliv Isodelta SAS	Chiré-en-Montreuil	Steering wheels and covers	Owned
Livbag SAS	Pont-de-Buis	Airbag inflators	Owned
N.C.S. Pyrotechnie et Technologies SAS	Survilliers	Airbag initiators and seatbelt micro gas generators	Owned
Hungary			
Autoliv Kft.	Sopronkövesd	Seatbelts	Owned
India			
Autoliv India Private Ltd.	Bangalore	Seatbelts, airbags	Owned
	Mysore	Seatbelt webbing and Airbag Cushions	Owned
	Badli	Airbags and steering wheels	Leased
	Pune	Airbag and Airbag cushions	Leased
	Chennai	Airbag inflators	Owned
Indonesia			
P.T. Autoliv Indonesia	Jakarta	Seatbelts, airbags and steering wheels	Owned
Japan			
Autoliv Japan Ltd.	Chubu	Airbags and steering wheels	Owned
	Hiroshima	Airbags	Owned
	Taketoyo	Airbag inflators	Leased
	Tsukuba	Airbags, seatbelts and steering wheels	Owned

Malaysia			
Autoliv-Hirotako Sdn Bhd	Kuala Lumpur	Seatbelts, airbags and steering wheels	Owned

Mexico			
Autoliv Mexico East S.A. de C.V.	Matamoros	Steering wheels	Owned
Autoliv Mexico S.A. de C.V.	Lerma	Seatbelts	Owned
Autoliv Safety Technology de Mexico S.A. de C.V.	Tijuana	Seatbelts	Leased
Autoliv Steering Wheels Mexico S. de R.L. de C.V.	Querétaro	Airbag cushions	Leased
Autoliv Steering Wheels Mexico S. de R.L. de C.V.	Querétaro	Airbags	Leased
Autoliv Mexico S.A. de C.V.	Aguascalientes	Steering wheels	Owned

Philippines			
Autoliv Cebu Safety Manufacturing, Inc.	Cebu	Steering wheels	Owned

Poland			
Autoliv Poland Sp. zo.o.	Olawa	Airbag cushions	Owned
	Jelcz-Laskowice	Airbags	Owned

Romania			
Autoliv Romania S.R.L.	Brasov	Seatbelts, seatbelt webbing, seatbelt components, airbag inflators, steering wheels	Owned
	Lugoj	Airbag cushions	Owned
	Resita	Airbag cushions	Owned
	Sfantu Georghe	Steering wheels	Owned
	Onesti	Steering wheels	Leased
	Rovinari	Seatbelts	Owned

South Africa			
Autoliv Southern Africa (Pty) Ltd.	Krügersdorp	Seatbelts and airbags	Owned

South Korea			
Autoliv Corporation	Hwasung	Airbags	Owned

Spain			
Autoliv BKI S.A.U.	Valencia	Airbags	Owned

Sweden			
Autoliv Sverige AB	Vårgårda	Airbag inflators	Owned

Thailand			
Autoliv Thailand Ltd.	Chonburi	Seatbelts, Airbags and Steering wheels	Owned
	Chonburi	Seatbelt components	Leased

Tunisia			
STE ASW3 Nadour	El Fahs	Steering wheels	Owned & Leased
STE ASW3 Nadour	Nadhour	Steering wheels	Owned

Turkey			
Autoliv Cankor Otomotiv Emniyet Sistemleri Sanayi Ve Ticaret A.S.	Gebze-Kocaeli	Seatbelts	Owned
Autoliv Cankor Otomotiv Emniyet Sistemleri Sanayi Ve Ticaret A.S. Gebze-Subesi	Gebze-Kocaeli	Airbags, Steering wheels and Seatbelt components	Leased

United Kingdom			
Airbags International Ltd	Congleton	Airbag cushions	Owned

USA			
Autoliv ASP, Inc.	Brigham City	Airbag inflators	Owned
	Ogden	Airbags	Owned
	Ogden	Airbags and service parts	Leased
	Promontory	Propellant	Owned
	Tremonton	Airbag initiators and seatbelt micro gas generators	Owned

AUTOLIV TECHNICAL CENTERS AND CRASH TEST TRACKS

Country/Company	Location	Product(s) supported
China		
Autoliv (Shanghai) Vehicle Safety System Technical Center Co., Ltd.	Shanghai	Inflators and pyrotechnics customer applications, airbags, steering wheels and seatbelts customer applications and platform development with full-scale test laboratory
France		
Autoliv France SNC	Gournay-en-Bray	Airbags and seatbelts customer applications and platform development with full-scale test laboratory
Livbag SAS	Pont-de-Buis	Inflator and pyrotechnic development
Autoliv Isodelta SAS	Chiré-de-Montreuil	Steering wheels development and customer applications
Germany		
Autoliv B.V. & Co. KG	Dachau	Customer applications and platform development, airbags with full-scale test laboratory
	Elmshorn	Seatbelts with full-scale test laboratory
India		
Autoliv India Private Ltd.	Bangalore	Airbags and seatbelts with sled testing
Japan		
Autoliv Japan Ltd.	Tsukuba	Airbags and seatbelts customer applications and platform development with sled test laboratory
Poland		
Autoliv Poland Sp. zo.o.	Jelcz	Airbags applications and platform development
Romania		
Autoliv Romania S.R.L.	Brasov	Seatbelts with sled test laboratory
South Korea		
Autoliv Corporation	Seoul	Airbags and seatbelts customer applications and platform development with sled test laboratory
Sweden		
Autoliv Development AB	Vårgårda	Research center
Autoliv Sverige AB	Vårgårda	Airbags customer applications, inflator and special safety products development with full-scale test laboratory
USA		
Autoliv ASP, Inc.	Auburn Hills	Airbags, steering wheels, and seatbelts customer applications and platform development with sled test laboratory
	Ogden	Airbags, inflators and pyrotechnics customer applications and platform development

Item 3. Legal Proceedings

In the ordinary course of its business, the Company is subject to legal proceedings brought by or against the Company and its subsidiaries.

See Note 17, Contingent Liabilities, to the Consolidated Financial Statements in this Annual Report for a summary of certain ongoing legal proceedings. Such information is incorporated into this Part I, Item 3 – "Legal Proceedings" by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Shareholder information

The primary exchange market for Autoliv's securities is the New York Stock Exchange (NYSE) where Autoliv's common stock trades under the symbol "ALV". Autoliv's Swedish Depositary Receipts (SDRs) are traded on NASDAQ Stockholm's list for large market cap companies under the symbol "ALIV SDB". Options in SDRs trade on Nasdaq Stockholm under the name "Autoliv SDB". Options in Autoliv shares are traded on NASDAQ OMX PHLX and on NYSE Amex Options under the symbol "ALV".

Stock Performance Graph
The graph and table below show the cumulative total shareholder return for our common stock since December 31, 2018. The graph compares our performance to that of the Standard & Poor's 500 Stock Index (S&P 500) and the Dow Jones US Auto Parts Index.

The comparison assumes $100 was invested at the closing price of our common stock on the NYSE on December 31, 2018. Each of the returns shown assumes that all dividends paid were reinvested.



(USD)	12-31-2018	12-31-2019	12-31-2020	12-31-2021	12-31-2022	12-31-2023
Autoliv, Inc.	$ 100.00	$ 124.38	$ 136.81	$ 156.65	$ 119.99	$ 177.63
SP500TR	100.00	131.49	155.68	200.37	164.08	207.21
Dow Jones US Auto Parts Index	100.00	125.27	145.34	174.14	126.42	124.70

<u>Number of shares</u>

As of December 31, 2023, the number of shares outstanding, net of treasury shares, was 82.6 million, compared to 86.2 million as of December 31, 2022. Approximately 3.7 million shares were retired during 2023.

During 2023, the weighted average number of shares outstanding (excluding dilution and treasury shares) decreased to 85.0 million from 87.1 million in 2022. Assuming dilution, the weighted average number of shares outstanding for the full year 2023 decreased to 85.2 million from 87.2 million in 2022.

Stock options (if exercised) and granted Restricted Stock Units (RSUs) and Performance Shares (PSs) could increase the number of shares outstanding as of December 31, 2023 by 0.3 million shares in the aggregate. Combined, this would add 0.4% to the number of shares outstanding as of December 31, 2023.

On December 31, 2023, the Company had 4.9 million treasury shares. The Company intends to retire treasury shares following repurchases on a regular basis.

<u>Shareholders</u>

Of the shares held by institutional investors, Autoliv estimates that around 33% were held by Sweden-based shareholders, around 43% by US-based shareholders and around 10% by UK-based shareholders.

Dividends

Autoliv has a history of paying quarterly cash dividends. Declared dividends are announced in press releases and published on Autoliv's corporate website. The Board of Directors revisits dividends on a quarterly basis. There can be no assurance that the Board of Directors will declare dividends in the future. See Autoliv's corporate website for additional details regarding historical dividends.

Stock incentive plan

Autoliv employees participate in the Autoliv, Inc. 1997 Stock Incentive Plan, as amended (the "Stock Incentive Plan") and receive Autoliv stock-based awards from time to time. Additional information regarding the securities authorized for issuance under the Stock Incentive Plan is included in Item 12 of this Annual Report.

Autoliv has adopted a Stock Ownership Policy for Executives requiring the Company's Chief Executive Officer (CEO) to accumulate and hold the number of Autoliv shares having a value of twice his annual base salary. For other executives, the minimum requirement is, over time, a holding equal to each executive's annual base salary.

Stock repurchase program

On November 16, 2021, the Company announced that its Board of Directors approved a new stock repurchase program that authorizes the Company to repurchase up to $1.5 billion or up to 17 million shares, whichever comes first, between January 2022 and the end of 2024.

The table in Exhibit 26 provides information with respect to total common stock repurchases made by the Company during the three months period ended December 31, 2023 on NYSE.

Period	New York Stock Exchange (NYSE)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	Aggregate Maximum Number of Shares that Yet May Be Purchased Under the Plans or Programs (3)
	Total Number of Shares Purchased (1)	Average Price Paid per Share (USD) (2)		
October 1-31, 2023	258,925	$ 94.07	3,858,816	13,141,184
November 1-30, 2023	859,965	$ 99.14	4,718,781	12,281,219
December 1-31, 2023	393,043	$ 102.76	5,111,824	11,888,176

(1) The repurchases are being executed from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases or privately negotiated transactions, including through Rule 10b5-1 plans. For accounting purposes, shares repurchased under our stock repurchase programs are recorded based upon the settlement date of the applicable trade.

(2) The average price paid per share in U.S. dollars exclude brokerage commissions and other costs of execution.

(3) On November 16, 2021, the Company announced that its Board of Directors approved a new stock repurchase program that authorizes the Company to repurchase up to $1.5 billion or up to 17 million common shares, whichever comes first, between January 2022 and the end of 2024.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

IMPORTANT TRENDS

The discussions and analysis in this section are focused on the Company's results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. Discussions of the Company's results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Form 10-K for the year ended December 31, 2022, which was filed with the United States Securities and Exchange Commission on February 22, 2022.

Autoliv, Inc. (the "Company") provides automotive safety systems to the automotive industry with a broad range of product offerings, primarily passive safety systems. In the year ended December 31, 2023, a number of factors influenced the Company's results of operations, including:

- Industry supply chain disruptions caused high customer call-off volatility

- Cost inflation, especially for labor, logistics and utilities, and corresponding inflation compensation negotiations with customers

- Continued growth above LVP driven by price, higher content per vehicle, and execution of strong order book

- Order intake adding to an already strong customer base

- Strategic and structural initiatives

- Continued focus on operational excellence and quality

	2023		2022	
YEARS ENDED DEC. 31 (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported[1]	change	Reported[1]	change
Global light vehicle production (in thousands)	87,323	9.4 %	79,818	7.7 %
Consolidated net sales	$ 10,475	18 %	$ 8,842	7.4 %
Operating income	690	4.7 %	659	(2.3) %
Operating margin, %	6.6	(0.9) pp	7.5	(0.7) pp
Net income attributable to controlling interest	488	15 %	423	(2.7) %
Earnings per share[2]	5.72	18 %	4.85	(2.2) %
Net cash provided by operating activities	982	38 %	713	(5.4) %
Return on capital employed, %	17.7	0.2 pp	17.5	(0.8) pp

1) Reported figures impacted by costs for capacity alignments and antitrust related matters. See section Items affecting comparability and Note 11 to the Consolidated Financial Statements included herein.
2) Assuming dilution and net of treasury shares.

SUPPLY CHAIN

2023 saw global LVP growth year-over-year by around 9.4% (according to S&P Global January 2024). We saw an improvement in call-off volatility in 2023 as supply chains were less strained compared to a year earlier. However, customer call-off volatility remained higher than pre-pandemic levels, and low customer demand visibility and changes to customer call-offs with short notice still had a negative impact on our production efficiency and profitability. The unfolding situation in the Red Sea did not have any measurable impact on our operations in 2023. It is too early to estimate what impact this situation will have on our operations, directly or through our customers, going forward.

INFLATION

Cost pressures from labor, logistics, utilities, and other items had a negative impact on our profitability in 2023. Most of the inflationary cost pressure was offset by customer price and other compensations. Changes in raw material costs had a negligible impact on our profitability in 2023. The Company expects the raw material price changes in 2024 to be largely reflected in price changes in our products, albeit with delays of several months. We also expect continued cost pressure from inflation relating mainly to labor, but also to a lesser extent to utilities and other items, especially in Europe and the Americas. The Company continues to execute on productivity and cost reduction activities to offset these cost pressures, and we continue to seek inflation compensation from our customers. The Company believes price adjustments will gradually offset the cost inflation, with limited positive effects in the first quarter and gradual improvement as the year progresses.

GROWTH IMPACTED BY LIGHT VEHICLE PRODUCTION, SAFETY CONTENT PER VEHICLE, AND STRONG ORDER BOOK

The most important driver for Autoliv's sales is the LVP. During the past ten years, LVP has shown year-over-year growth with the exception of the years 2018-2020. Global LVP grew by 9.4% in 2023 - much above the 3.5% expected by S&P Global in the beginning of the year. For Europe, the LVP growth of 5.3% that was expected in the beginning of the year became an increase of 13%, as previous years' production limitations eased and some inventory restocking could take place. LVP in China also grew significantly more than what was expected in the beginning of the year, driven mainly by a multitude of successful launches of new models by domestic Chinese OEMs.

Light Vehicle Production[1]

	2023		2022		Change 2023 vs 2022	
	(000´) units	% global	(000´) units	% global	(000´) units	%
Americas	17,248	20%	15,861	20%	1,387	9%
North America	*14,351*	*16%*	*13,064*	*16%*	*1,287*	*10%*
South America	*2,897*	*3%*	*2,797*	*4%*	*100*	*4%*
Europe	17,667	20%	15,698	20%	1,969	13%
Asia	50,148	57%	46,049	58%	4,099	9%
China	*27,844*	*32%*	*25,513*	*32%*	*2,331*	*9%*
Japan	*8,422*	*10%*	*7,263*	*9%*	*1,159*	*16%*
South Korea	*4,166*	*5%*	*3,695*	*5%*	*471*	*13%*
India	*5,414*	*6%*	*5,105*	*6%*	*309*	*6%*
Other Asia	*4,302*	*5%*	*4,473*	*6%*	*(171)*	*(4)%*
Other	2,260	3%	2,210	3%	50	2%
Global Total	**87,323**		**79,818**		**7,505**	**9%**

[1] Source: S&P Global, January 2024

Chinese LVP, the world's largest automotive market, increased by 2.3 million units or by 9.1% from 2022 to 2023. In Europe, an important market for automotive safety systems, LVP increased by 13% or by approximately 2.0 million light vehicles during the same period. In North America, LVP increased by 1.4 million units, or by 8.7% compared to 2022.

During 2023, both the Americas' and Europe's share of global LVP remained at around 20% each. China's share was also unchanged, at 32%, while Japan's share increased to 10% from 9% and India's share remained at 6%.

Despite macro-economic uncertainties in parts of the world, we expect light vehicle markets to grow both in the medium and long term, driven by pent-up end user demand, rebuilding of new vehicle inventories and a growing GDP/capita.

Due to more stringent crash test rating requirements, by institutes such as Euro NCAP, increased government regulations and increasing consumer demand for more safety in emerging markets, the Company sees vehicle manufacturers installing more airbags and more advanced seatbelt systems in vehicles. This generally takes place when new models are introduced. The safety standards of vehicles are increasing in China, India, and other growth markets such as Brazil, partially due to new government regulations and crash test rating programs. For example, the Indian government has decided on a new traffic regulation that mandates more rigid crash test standards for light vehicles. This is supporting higher installation rates of airbags and more advanced seatbelts, impacting CPV positively. Commercial customer recoveries compensating for increased raw material costs also added to CPV in 2023, partly offset by negative effects from continued productivity related pricing pressure from vehicle manufacturers. The overall increase in global CPV in 2023 was around 3% which together with the execution of the Company's strong order book, supported an organic growth (see section Non-U.S. GAAP Performance Measures) of around 9 percentage points above growth in global LVP. The average global safety CPV (airbags, pedestrian safety, seatbelts, and steering wheels) amounted to around $261 million in 2023.

The Company believes that the more stringent crash rating requirements and consumer demand for more safety should enable the global automotive safety market to grow around 1-2 percentage points per year faster than the global LVP in the medium and long term. This excludes the impact from cost inflation related price increases.

The past years' high order intake share has resulted in the Company's sales development outperforming the underlying LVP significantly. In the past 5 years, the Company's organic sales development outpaced global LVP between 5 and 9 percentage points every year . During 2023, growth was positively affected through recent launches of several new models, including Subaru Impreza/Crosstrek, Mercedes E-Class, BMW 5 Series, and several Zeekr models.

The Company estimates that the sales to Electric Vehicles (not including PHEVs) amounted to around $1.4 billion in 2023.

WELL BALANCED GLOBAL FOOTPRINT

The Company's regional sales mix continues to be balanced with 27% of sales in Europe, 34% in the Americas and 39% in Asia in 2023, compared to 27%, 33% and 40%, respectively, in 2022. In Asia, the Company's sales in the important Chinese market was 20% of total sales in 2023 compared to 21% in 2022.

The balanced regional sales mix has been achieved through timely investments and strengthening of technical and support capabilities in growth markets.

ORDER INTAKE ADDING TO AN ALREADY STRONG CUSTOMER BASE

The Company's order intake in 2023, with high win rates for new EV platforms with both new and traditional OEMs as well as for ICE platforms, added to the Company's already strong base, which includes supplying products to more than 1,300 vehicle models and around 100 car brands. The order intake in 2023 supports the Company's ability to defend its around 45% sales market share in the near and medium term. The Company estimates that its market share increased from around 43% in 2022 to around 45% in 2023. The lead time from order intake to start of production is typically 1-3 years. During this period the products are engineered into the vehicle to provide the expected protection for occupants in case of a crash and to meet legal and regulatory requirements, as well as other requirements from the vehicle manufacturer. This investment in new products is the main factor of RD&E expenses, net. Additionally, the Company has to build up production capacity, in the form of new lines, to meet future product launches.

The Company's order intake share for 2023 continued on a high level. The estimated life-time sales for all orders booked in 2023 is around $11.8 billion, an increase compared to around $10.7 billion in 2022. The 2023 order intake included high win rates with relatively new automakers and for new EV platforms as well as ICE platforms with traditional OEMs. The Company estimates that around 45% of total order intake in 2023 was for EV platforms, while order intake from new automakers accounted for around 25% of all order intake. In China, the Company estimates that around 50% of order intake in 2023 was with domestic Chinese OEMs, which supports our expectation that domestic OEMS in China will account for close to 40% of the Company's sales in China in 2024. This is an increase from 28% in 2023. New order intake is defined as the sales value of awards for future business, received within that year. The life time value is calculated using detailed assumptions of price and volumes over the years of production and the exchange rates prevailing at the time of receiving the order.

STRATEGIC INITIATIVES AND STRUCTURAL IMPROVEMENTS

2023 light vehicle market was impacted by a distressed global automotive supply chain with continued high customer call-off volatility and inflationary pressure on costs for labor, logistics and utilities. In response, Autoliv management continued to implement strict cost control measures, as well as initiating significant structural cost reduction measures. In June 2023, the Company communicated a cost reduction framework which included the intent to reduce our indirect headcount by up to 2,000, and to improve direct labor productivity equivalent to up to a 6,000 direct workforce reduction. More details on these initiatives were communicated on July 13, 2023, October 5, 2023, and on October 30, 2023. Based on the intended indirect workforce reductions in these three announcements, the Company estimates that the annual cost reductions will amount to around $130 million in total annual savings when fully implemented, with around $50 million in savings in 2024, which is expected to increase to around $100 million in 2025.

We do not expect to announce further major reduction initiative details within this framework. Further reduction of global headcount as part of the structural initiative is expected to be through minor actions and natural attrition with limited accruals. At the end of 2023, around 75% of the planned indirect reductions were detailed and announced. We also saw positive results on direct labor efficiency towards the end of 2023.

The provision, net of reversals, for restructuring activities in 2023 amounted to $210 million compared to $13 million in 2022. As of December 31, 2023, the Company had $213 million reserved in its balance sheet related to restructuring compared to $32 million last year. For more information, see Note 11, Restructuring, to the Consolidated Financial Statements included herein.

In addition to the structural improvements outlined above, the Company continues to implement the strategic initiatives to improve the efficiency of its value chain from end to end, not least through the Autoliv Production System and increased digitalization and automation. With several hundred projects in implementation or undergoing development, the Company has a high pace in the planning and implementation of the strategic initiatives and structural improvements. These initiatives are key drivers to the Company's targets and building the foundation to continue to create shareholder value.

IMPROVED EFFICIENCIES THROUGH OPERATIONAL EXCELLENCE

Pricing pressure is an inherent part of the automotive supplier business. Price reductions are generally higher on newer products with strong volume growth compared to older products, where both the possibilities to re-design the product to reduce costs and market growth are less. Price reductions can also depend on the business cycle and raw material price development. For the five-year period 2017-2021, the Company estimates the average reduction of product prices on existing programs to have been in the range of around 2-4% annually. In 2022, the pricing environment changed to some extent due to high raw material price and cost increases, which led to renegotiations with customers regarding commercial terms. These discussions resulted in a net positive price development, gradually implemented throughout the year. This was also the case in 2023, and is expected for 2024 as well.

A key strategy for Autoliv to be and to remain cost competitive is to reduce labor costs, through continuously implementing productivity improvement programs, optimizing the Company's production footprint, and instituting restructuring and capacity alignment activities as well as other actions to address the Company's cost structure.

The Company's productivity improvement target is to achieve at least 5% savings per year. To meet this target, Autoliv has developed a set of strategies to reduce costs in manufacturing:

- Autoliv production system (APS) is based on lean manufacturing methodology which aims to continuously increase output with less resources. APS provides the target conditions and tools to achieve the delivery of goods and services at the right time, in the right amount, at the required quality and at the lowest cost possible to all the Company's customers.

- Autoliv One Product One Process (1P1P) strategy focuses on product and process standardization and reducing cost and complexity. The 1P1P strategy, combined with initiatives to reduce costs for components from external suppliers, ensures that the Company continuously optimize its supply base footprint, consolidate purchase volumes to fewer suppliers, improve productivity in the Company's supply chain, standardize components and redesign its products.

- Strategic Initiatives, including Automation, Digitalization, Supply Chain Management Effectiveness and RD&E Effectiveness.

The Company's historic experience is that the continuous improvement strategies have enabled productivity improvement at or above its target of 5%. However, the Company has not achieved its 5% productivity target since the COVID-19 pandemic in 2020, due to the related decline in LVP in 2020 and the high volatility in customer call-offs in 2021, 2022 and 2023 driven by the industry wide supply chain instability, especially for semiconductors.

The Company foresees opportunities for further productivity on organic sales growth and increased call-off stability when global supply chains have stabilized at pre-pandemic levels, but also from increasing use of automation in its assembly for lean manufacturing processes. Additionally, automated cells typically perform the manufacturing process with reduced variability. This results in greater control and consistency of product quality.

FOCUS ON QUALITY

The number of vehicle recalls in the automotive industry continues on a relatively high level. The Company expects overall recall numbers to remain high for years to come and, although the Company strives for the highest quality in its processes, it cannot be ruled out that the Company may also be adversely impacted by a future recall.

Quality has been and always will be the Company's number one priority, and the Company continues to sharpen its focus in this area. The Company now holds a global market share in passive safety of around 45%, while the Company has been involved in around 2% of recalls in the industry in the past ten years. This indicates that the Company is delivering on its quality strategy. For more information see product warranty and recalls in Note 12, Product Related Liabilities, to the Consolidated Financial Statements in this Annual Report.

CHANGES IN COMPETITIVE LANDSCAPE

During the past eight years, Autoliv experienced significant changes in its competitive landscape. In 2015, TRW, a key competitor in passive safety, was acquired by German group ZF Friedrichshafen. In 2016, Key Safety Systems ("KSS") was acquired by Ningbo Joyson Electronic Corp. Beginning in 2014, Takata, Autoliv's largest competitor at the time, experienced severe issues and recalls related to malfunctioning airbag inflators, leading the company to file for bankruptcy protection in the U.S. and Japan. In 2018, KSS substantially acquired all of Takata's global assets and operations and combined it with KSS, forming the new company Joyson Safety Systems (JSS).

CAPITAL STRUCTURE

The Company's net debt stood at $1,367 million on December 31, 2023. This was an increase of $184 million compared to December 31, 2022. Total interest-bearing debt at December 31, 2023 amounted to $1,862 million, an increase of $96 million compared to December 31, 2022.

Cash flow from operations was $982 million in 2023 and $713 million in 2022. Capital expenditures, net amounted to $569 million in 2023 and $485 million in 2022. During 2023 and 2022 the Company paid dividends of $225 million and $224 million, respectively.

It is the Company's policy to maintain a financial leverage commensurate with a "strong investment grade credit rating". The long-term target is to have a leverage ratio (see section Non-U.S. GAAP Performance Measures) of around 1.0x and to be within the range of 0.5x to 1.5x. At December 31, 2023, the current leverage ratio is 1.2x. The Company monitors its capital structure and the financial markets closely and intends to maintain a high level of financial flexibility while being shareholder friendly.

As part of the adjustment of the capital structure, the Company historically has repurchased shares of its common stock. During 2023 and 2022, the Company repurchased and retired 3.67 million and 1.44 million shares, respectively, under the stock repurchase program authorized by the Board of Directors in November 2021. This stock repurchase program authorizes the Company to repurchase up to $1.5 billion or up to 17 million shares (whichever comes first) between January 2022 and the end of 2024. In addition, in 2022, the Company retired 10 million shares of common stock that has been held in treasury. These shares were acquired between 2008 and 2014 under the prior stock repurchase program. After the retirement, the Company continues to hold around 4.9 million shares of common stock in treasury.

OUTLOOK FOR 2024

The Company's guidance for 2024 is mainly based on our customer call-offs, a full year 2024 global LVP decline of around 1%, our achievement of our targeted cost compensation effects and a reduction in customer call-off volatility.

Financial measure	Full year indication
Organic sales growth	Around 5%
Foreign currency impact on net sales	Around 0%
Adjusted operating margin [1]	Around 10.5%
Tax rate [2]	Around 28%
Operating cash flow [3]	Around $1.2 billion
Capital expenditures, net % of sales	Around 5.5%

[1] Excluding effects from capacity alignments, antitrust related matters and other discrete items.
[2] Excluding unusual tax items.
[3] Excluding unusual items.

The forward-looking non-U.S. GAAP financial measures above are provided on a non-U.S. GAAP basis. Autoliv has not provided a U.S. GAAP reconciliation of these measures because items that impact these measures, such as costs related to capacity alignments and antitrust matters, cannot be reasonably predicted or determined. As a result, such reconciliation is not available without unreasonable efforts and Autoliv is unable to determine the probable significance of the unavailable information.

SIGNIFICANT LEGAL MATTERS

See Item 3. Legal Proceedings and Note 17 Contingent Liabilities to the Consolidated Financial Statements in this Annual Report.

RESULTS OF OPERATIONS

Consolidated net sales in 2023 increased by 18.5% compared to 2022. Excluding positive currency translation effects of 0.3%, the organic sales increased (Non-U.S. GAAP measure, see reconciliation table below) by 18.2%.

Sales by Product

| | Years ended December 31, | | | Components of change in net sales | |
	2023	2022	Reported change	Currency effects [1]	Organic [3]
Airbags, Steering Wheels and Other[2]	$ 7,055	$ 5,807	21 %	0.1 %	21 %
Seatbelt products and Other[2]	3,420	3,035	13 %	0.7 %	12 %
Total	**$ 10,475**	**$ 8,842**	**18 %**	**0.3 %**	**18 %**

1) Effects from currency translations.
2) Including Corporate and Other sales.

Airbags, Steering Wheels and Other

Sales for all major product categories increased organically (Non-U.S. GAAP measure, see reconciliation table above) during the year. The largest contributor to the increase was steering wheels and inflatable curtains, followed by side airbags and passenger airbags.

Seatbelt Products and Other

Sales for seatbelt products and other increased organically (Non-U.S. GAAP measure, see reconciliation table above) in all major regions during the year. The main contributor to the increase was Europe, followed by Asia excluding China, the Americas and China.

Sales by Region

| | Years ended December 31, | | | Components of change in net sales | |
	2023	2022	Reported change	Currency effects [1]	Organic [3]
Asia	$ 4,072	$ 3,521	16 %	(4.3)%	20 %
Whereof: China	*2,105*	*1,883*	*12 %*	*(4.8)%*	*17 %*
Asia excl. China	*1,968*	*1,638*	*20 %*	*(3.8)%*	*24 %*
Americas	3,526	2,967	19 %	3.5 %	15 %
Europe	2,877	2,355	22 %	3.1 %	19 %
Total	**$ 10,475**	**$ 8,842**	**18 %**	**0.3 %**	**18 %**

1) Effects from currency translations.

Autoliv's global sales increased organically (Non-U.S. GAAP measure, see reconciliation table above) by 18.2% compared to 2022, which was around 9 percentage points better than global LVP (according to S&P Global, January 2024).

Sales increased organically in all regions. The around 9pp outperformance was driven by new product launches and price increases. Autoliv outperformed LVP by around 15pp in Asia excluding China, by around 8pp in China, by around 7pp in Europe and by around 7pp in the Americas.

2023 Organic Growth[1]

	Americas	Europe	China	Asia excl. China	Global
Autoliv	15%	19%	17%	24%	18%
Main growth drivers	Honda, Nissan, Mercedes	Stellantis, VW, Mercedes	Honda, Great Wall, Mercedes	Toyota, Hyundai, Subaru	Honda, Toyota, Mercedes
Main decline drivers	Ford, BMW, Renault	Mitsubishi	Nissan, Renault, BMW	Renault	Ford

Condensed Statement of Income

		Years ended December 31,		
(Dollars in millions, except per share data)		2023	2022	Change
Net Sales	$	10,475	$ 8,842	18 %
Gross profit		1,822	1,396	30 %
% of sales		*17.4 %*	*15.8 %*	*1.6 pp*
S, G&A		(498)	(437)	14 %
% of sales		*(4.8)%*	*(4.9)%*	*0.2 pp*
R, D&E, net		(425)	(390)	8.8 %
% of sales		*(4.1)%*	*(4.4)%*	*0.4 pp*
Amortization of Intangibles		(2)	(3)	(24)%
Other income (expense), net		(207)	93	n/a
Operating income		690	659	4.7 %
% of sales		*6.6 %*	*7.5 %*	*(0.9)pp*
Adjusted operating income[1]		920	598	54 %
% of sales		*8.8 %*	*6.8 %*	*2.0 pp*
Financial and non-operating items, net		(77)	(56)	39 %
Income before taxes		612	603	1.5 %
Income taxes		(123)	(178)	(31)%
Tax rate		20.1%	29.5%	(9.4)pp
Net income		489	425	15 %
Earnings per share, diluted[2]		5.72	4.85	18 %
Adjusted earnings per share, diluted[1,2]		8.19	4.40	86 %

[1] Assuming dilution and net of treasury shares.
[2] Non-U.S. GAAP Measure.

Gross Profit

In 2023, gross profit increased by $425 million and the gross margin increased by 1.6 pp compared to 2022. The gross profit increase was primarily driven by price increases, volume growth and lower costs for premium freight. This was partly offset by increased costs for personnel related to higher volumes and wage inflation as well as higher costs for energy

Operating Income

Operating income increased in 2023 by $31 million, mainly due to higher gross profit, partly offset by the changes in Other income (expense), net and the higher costs for S,G&A and R,D&E, net.

Selling, General and Administrative (S,G&A) expenses increased in 2023 by $61 million, mainly due to increased costs for personnel and projects. S,G&A costs in relation to sales decreased from 4.9 % to 4.8%.

Research, Development & Engineering (R,D&E) expenses, net increased in 2023 by $35 million, mainly due to higher costs for personnel and lower engineering income. R,D&E, net, in relation to sales decreased from 4.4% to 4.1%.

Other income (expense), net decreased by $300 million in 2023 compared to the previous year, mainly due to that the prior year was positively impacted by around an $80 million gain from the sale of a property in Japan and around $20 million from a patent litigation settlement, partly offset by around $10 million in capacity alignment provisions for the closure of a plant in South Korea while 2023 was negatively impacted by around $218 million in accrual for capacity alignment.

Financial and Non-operating Items, net

Financial and non-operating items, net, costs decreased by $22 million in 2023 compared to previous year, mainly due to increased interest expense as an effect of higher debt and higher interest rates.

Income Taxes

The tax rate for 2023 was 20.1%, compared to 29.5% in 2022. Discrete tax items, net, decreased the tax rate in 2023 by 17.3pp. The decrease is mainly related to a net deferred tax asset recognized in the fourth quarter due to the transfer of certain assets and operations as part of restructuring activities. Discrete tax items, net decreased the tax rate in 2022 by 2.5pp.

Net Income and Earnings Per Share

Net income in 2023 increased by $64 million compared to 2022. Earnings per share, diluted increased by $0.87 compared to a year earlier, where the main drivers was $0.35 from higher operating income and $0.63 from lower income tax, partly mitigated by $0.27 from financial items.

The weighted average number of shares outstanding assuming dilution in 2023 was 85.2 million compared to 87.2 million in 2022.

NON-U.S. GAAP PERFORMANCE MEASURES

In this annual report, the Company sometimes refers to non-U.S. GAAP measures that the Company and securities analysts use in measuring Autoliv's performance.

The Company believes that these measures assist management and investors in analyzing trends in the Company's business for the reasons given below. Investors should not consider these non-U.S. GAAP measures as substitutes for, but rather as additions to, financial reporting measures prepared in accordance with U.S. GAAP.

These non-U.S. GAAP measures have been identified, as applicable, in each section of this annual report with tabular presentations provided below, reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales

The Company analyzes its sales trends and performance as changes in "organic sales growth" or "organic sales decline", because the Company currently generates approximately three quarters of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be rather volatile. Organic sales present the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

See tabular reconciliations above, that present changes in "organic sales growth" as reconciled to the change in total U.S. GAAP net sales.

Trade working capital

Due to the need to optimize cash generation to create value for the Company's shareholders, management focuses on operationally derived trade working capital as defined in the table below.

The reconciling items used to derive this measure are, by contrast, managed as part of the Company's overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations management.

Reconciliation of U.S. GAAP measure to "Trade working capital" (dollars in millions)

DECEMBER 31	2023	2022
Receivables, net	$ 2,198	$ 1,907
Inventories, net	1,012	969
Accounts payable	(1,978)	(1,693)
Trade working capital	**$ 1,232**	**$ 1,183**

Net debt

As part of efficiently managing the Company's overall cost of funds, the Company routinely enter into "debt-related derivatives" (DRD) as part of its debt management.

Creditors and credit rating agencies use net debt adjusted for DRD in their analyses of the Company's debt and therefore the Company provides this non-U.S. GAAP measure. See reconciliation table below. DRD are fair value adjustments to the carrying value of the underlying debt. Also included in the DRD is the unamortized fair value adjustment related to discontinued fair value hedges, which will be amortized over the remaining life of the debt. By adjusting for DRD, the total financial liability of net debt is disclosed without grossing debt up with currency or interest fair values.

Reconciliation of U.S. GAAP measure to "Net debt" (dollars in millions)

DECEMBER 31	2023	2022
Short-term debt	$ 538	$ 711
Long-term debt	1,324	1,054
Total debt	**1,862**	**1,766**
Cash and cash equivalents	(498)	(594)
Debt issuance cost/Debt-related derivatives, net	3	12
Net debt	**$ 1,367**	**$ 1,184**

Adjusted operating income, adjusted operating margin and adjusted EPS

Adjusted operating margin and adjusted EPS are non-U.S. GAAP measures the Company uses to evaluate its business, because the Company believes it assists investors and analysts in comparing the Company's performance across reporting periods on a consistent basis by excluding items that are non-operational or non-recurring in nature (such as costs related to capacity alignments, costs related to antitrust matters and for EPS unusual tax items) and that the Company does not believe are indicative of its core operating performance and underlying business trends. Adjusted operating margin and adjusted EPS, as shown in the table below, should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with U.S. GAAP, including operating margin and EPS.

Items affecting comparability

(DOLLARS IN MILLIONS, EXCEPT EPS)	2023 Reported	2023 Adjust- ments[1]	2023 Non- U.S. GAAP	2022 Reported	2022 Adjust- ments[1]	2022 Non- U.S. GAAP
Operating income	$ 690	$ 230	$ 920	$ 659	$ (61)	$ 598
Operating margin, %	6.6%	2.2%	8.8%	7.5%	(0.7)%	6.8%
Income before income taxes	612	230	842	603	(61)	542
Net income attributable to controlling interest	488	210	697	423	(39)	384
Capital employed	3,937	210	4,147	3,810	(39)	3,771
Return on capital employed, % [2]	17.7%	5.3%	23.1%	17.5%	(1.5)%	16.0%
Return on total equity, % [3]	19.0%	7.2%	26.2%	16.3%	(1.3)%	15.0%
Earnings per share, diluted [4]	$ 5.72	$ 2.46	$ 8.19	$ 4.85	$ (0.45)	$ 4.40

1) Represents costs for capacity alignments, antitrust related matters and the Andrews litigation settlement. See table below for a disaggregation of these costs.
2) Operating income and income from equity method investments, relative to average capital employed.
3) Net Income relative to average total equity for the year.
4) Assuming dilution and net of treasury shares.

Items included in Non-U.S. GAAP adjustments

(DOLLARS IN MILLIONS, EXCEPT EPS)	2023 Adjustment Millions	2023 Adjustment Per share	2022 Adjustment Millions	2022 Adjustment Per share
Capacity alignment	$ 218	$ 2.56	$ (61)	$ (0.70)
The Andrews litigation settlement	8	0.09	—	—
Antitrust related matters	4	0.05	—	—
Total adjustments to Operating income	**230**	**2.70**	**(61)**	**(0.70)**
Tax on Non-U.S. GAAP adjustments[1]	(20)	(0.24)	22	0.25
Total adjustments to Net Income	**$ 210**	**$ 2.46**	**$ (39)**	**$ (0.45)**
Weighted average number of shares outstanding - diluted[2]		85.2		87.2
Adjustment Return on capital employed	$ 230		$ (61)	
Adjustment Return on capital employed, %	5.3 %		(1.5)%	
Adjustment Return on total equity	$ 210		$ (39)	
Adjustment Return on total equity, %	7.2 %		(1.3)%	

1) The tax is calculated based on the tax laws in the respective jurisdiction(s) of the adjustment(s).
2) Annualized average number of outstanding shares.

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL POSITION

(DOLLARS IN MILLIONS)	Years ended December 31	
	2023	2022
Net cash provided by operating activities	$ 982	$ 713
Net cash used in investing activities	(569)	(485)
Net cash used in financing activities	(490)	(531)
Effect of exchange rate changes on cash and cash equivalents	(20)	(73)
Decrease in cash and cash equivalents	**(96)**	**(375)**
Cash and cash equivalents at beginning of year	594	969
Cash and cash equivalents at end of year	**$ 498**	**$ 594**

NET CASH PROVIDED BY OPERATING ACTIVITIES

Cash flow from operations, together with available financial resources and credit facilities, are expected to be sufficient to fund the Company's anticipated working capital requirements, capital expenditures and future dividend payments.

Net cash provided by operating activities was $982 million in 2023 compared to $713 million in 2022. The increase of $269 million was mainly due to more positive working capital effects.

At December 31, 2023, trade working capital (see section Non-U.S. GAAP Performance Measures above) amounted to $1,232 million corresponding to 11% of net sales compared to $1,183 million and 13% at December 31, 2022.

Receivables outstanding in relation to sales (see Glossary and Definitions for definition) were 20% at December 31, 2023, compared to 20% at December 31, 2022. Factoring agreements did not have any material impact on receivables outstanding for 2023 or 2022.

Inventory outstanding in relation to sales (see Glossary and Definitions for definition) was 9% at December 31, 2023, compared to 10% at December 31, 2022.

Payables outstanding in relation to sales (see Glossary and Definitions for definition) were 18% at December 31, 2023 compared to 18% at December 31, 2022.

NET CASH USED IN INVESTING ACTIVITIES

In 2023 and 2022, net cash used in investing activities amounted to $569 million and $485 million, respectively. The Company's investing activities primarily consist of investments in property, plant and equipment. Net cash generated by operating activities continued to sufficiently cover capital expenditures for property, plant and equipment.

The net increase of $84 million compared to previous year was mainly due to the impact on the prior year by $95 million in proceeds from the sale of property in Japan. In relation to net sales, capital expenditures, net was 5.4% compared to 5.5% in previous year.

Depreciation and amortization totaled $378 million in 2023 compared to $363 million in 2022.

During the years 2023 and 2022, a majority of the Company's investments were for production capacity to support new product launches and automation projects for improved efficiency.

NET CASH USED IN FINANCING ACTIVITIES

Net cash used in financing activities amounted to $490 million and $531 million for the years 2023 and 2022, respectively.

In 2023, the Company paid dividends of $225 million. In 2022, the Company paid dividends of $224 million.

INCOME TAXES

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits covering multiple years in several tax jurisdictions. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company's cash flows. See discussions of income taxes under Significant Accounting Policies in this section, Note 2, Summary of Significant Accounting Policies, and Note 5, Income Taxes, to the Consolidated Financial Statements included herein.

PENSION ARRANGEMENTS

The Company has defined benefit pension plans covering nearly half of the U.S. employees. As of December 31, 2021, the main U.S defined benefit plan was frozen for further benefits. Many of the Company's non-U.S. employees are also covered by pension arrangements.

At December 31, 2023, the Company's net pension liability (i.e. the actual funded status) for its U.S. and non-U.S. plans was $159 million compared to $154 million at December 31, 2022.

The plans had a total net unamortized actuarial loss before tax of $39 million recorded in Accumulated Other Comprehensive (Loss) Income in the Consolidated Balance Sheets at December 31, 2023, compared to $44 million at December 31, 2022. The amortization of the loss is expected to be $2 million in 2024.

Total pension expense associated with the defined benefit plans was $21 million in 2023 and $11 million in 2022, and is expected to be $18 million in 2024. The $10 million increase in 2023 pension expense was mainly due to the higher interest cost for the non-U.S plans in 2023 as well as 2022 was positively impacted by gains from curtailments and settlements.

The Company contributed $11 million to its defined benefit plans in 2023 and $22 million in 2022. The Company expects to contribute $16 million to these plans in 2024 and is currently projecting a yearly funding at approximately the same level in the subsequent years.

For further information about retirement plans see Note 18, Retirement Plans, to the Consolidated Financial Statements included herein.

SHAREHOLDER RETURNS

In 2023 and 2022, the Company paid cash dividends of $225 million and $224 million in dividends, respectively.

The Company repurchased shares to an amount of $352 million and $115 million in 2023 and 2022, respectively.

EQUITY

During 2023, total equity decreased by $56 million to $2,570 million as of December 31, 2023. The change was mainly due to dividends paid to shareholders of $226 million, share repurchases of $356 million, partly offset by $489 million from net income and positive foreign exchange effects of $20 million.

TREASURY ACTIVITES

DEBT AND CREDIT ARRANGEMENTS

The Company's total debt as of December 31, 2023 and 2022 was $1,862 million and $1,766 million, respectively. The Company had a net debt position (see section Non-U.S. GAAP Performance Measures) at December 31, 2023 and 2022 of $1,367 million and $1,184 million, respectively.

In February 2024, the Company issued 5.5-year notes for a total of €500 million in the Eurobond market. The notes carry a coupon of 3.625% and matures in August 2029.

In March 2023, the Company issued 5-year notes for a total of €500 million in the Eurobond market. The notes carry a coupon of 4.25% and matures in March 2028.

In May 2022, the Company refinanced its existing revolving credit facility (RCF) of $1,100 million. The facility, syndicated among 11 banks, matures in May 2028 and has an extension option for an additional year. The Company pays a commitment fee on the undrawn amount of 0.15%, representing 35% of the applicable margin, which is 0.425% (given the Company's rating of "BBB" from S&P Global Ratings). Borrowings under the facility are unsecured. At December 31, 2023, the Company's unutilized long-term credit facilities were $1,100 million, represented by the RCF. This facility is not subject to any financial covenants nor is any other substantial financing of Autoliv.

In June 2020, the Company utilized its SEK 3,000 million facility with Swedish Export Credit Corporation which was signed in May 2020. The SEK 3,000 million loan mature in 2025 carrying a floating interest rate of 3M STIBOR +1.85%.

In 2014, the Company issued and sold long-term debt securities in a U.S. Private Placement pursuant to a Note Purchase and Guaranty Agreement dated April 23, 2014, by and among Autoliv ASP Inc., the Company and the purchasers listed therein. As of December 31, 2023, $767 million remains outstanding from the 2014 issuance.

The Company has a €3,000 million Euro Medium Term Note Program in place for being able to issue notes to be traded on the Global Exchange Market of Euronext Dublin. At December 31, 2023, €500 million had been issued under this program.

At December 31, 2023, Autoliv's long-term credit rating from S&P Global Ratings was BBB with stable outlook. The Company aims to maintain a strong investment grade credit rating.

For additional information about the Company's debt and credit arrangements, see Note 13, Debt and Credit Agreements, to the Consolidated Financial Statements included herein.

FACTORING

During 2023 and 2022, the Company sold receivables and discounted notes related to selected customers. These factoring arrangements increase cash while reducing accounts receivable and customer risks. At December 31, 2023, the Company had received $209 million for sold receivables without recourse and discounted notes with a discount cost of $3 million during the year, compared to $174 million at December 31, 2022 with a discount cost of $2 million recorded in Other non-operating items, net.

NUMBER OF SHARES

At December 31, 2023, 82.6 million shares were outstanding (net of 4.9 million treasury shares), a 4.1% decrease from 86.2 million one year earlier.

The number of shares outstanding is expected to increase by 0.3 million when all Restricted Stock Units (RSU) and Performance Shares (PSs) vest and if all stock options (SOs) to key employees are exercised, see Note 16, Stock Incentive Plans, to the Consolidated Financial Statements included herein.

In 2023, the Company repurchased and retired 3.67 million shares equal to $352 million. During 2022, Autoliv repurchased and retired 1.44 million shares, equal to $115 million. In 2022, the Company also retired 10 million shares of common stock that had been repurchased under a prior stock repurchase program and since held in treasury. Under the current stock repurchase program authorized by the Board to repurchase up to $1.5 billion, or 17 million common shares (whichever comes first), between January 2022 and the end of 2024.

Contractual Obligations and Commitments

Contractual obligations include debt, sponsored defined benefit plans, lease and purchase obligations that are enforceable and legally binding on the Company.

For material contractual debt obligations as of December 31, 2023, see Note 13, Debt and Credit Agreements, to the Consolidated Financial Statements included herein.

Operating lease obligations represent the payment obligations (undiscounted cash flows) under leases classified as operating leases. Capital lease obligations are not material. See Note 3, Leases, to the Consolidated Financial Statements included herein.

There are no unconditional purchase obligations other than short-term obligations related to inventory, services, tooling, and property, plant and equipment purchased in the ordinary course of business. Purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in "call off plans" accessible electronically for all customers and suppliers involved. Communicated "call off plans" for production material from suppliers are normally reflected in equivalent commitments from Autoliv customers.

The Company sponsors defined benefit plans that cover a significant portion of the Company's U.S. employees and certain non-U.S. employees. The pension plans in the U.S. are funded in conformity with the minimum funding requirements of the Pension Protection Act of 2006. Funding for the Company's pension plans in other countries is based upon plan provisions, actuarial recommendations and/or statutory requirements. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements. The Company may elect to make contributions in excess of the minimum funding requirements for the U.S. plans in response to investment performance and changes in interest rates, or when the Company believes that it is financially advantageous to do so and based on other capital requirements. See Note 18, Retirement Plans, to the Consolidated Financial Statements included herein.

Risks and Risk Management

The Company is exposed to several categories of risks. They can broadly be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks that could have a material effect on the Company's results and financial position, and the description below is not complete but should be read in conjunction with the discussion of risks described in Item 1A above, which contains a description of the Company's material risks.

As described below, the Company has taken several mitigating actions, applied numerous strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks. In addition, the Company from time to time identifies and evaluates emerging or changing risks to the Company in order to ensure that identified risks and related risk management are updated in this fast-moving environment.

Operational Risks

LIGHT VEHICLE PRODUCTION

Around 30% of Autoliv's costs are fixed; therefore, short-term earnings are dependent on sales volumes and highly dependent on capacity utilization in the Company's plants.

Global LVP is an indicator of the Company's sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company's sales are split over several hundred contracts covering more than 1,300 vehicle models. This moderates the effect of changes in vehicle demand of individual countries and regions as well as production issues. The risk of fluctuating sales has also been mitigated by Autoliv's rapid expansion in Asia and other growth markets, which has reduced the Company's former high dependence on sales in Europe to a diversified mix with Europe, the Americas and Asia each accounting for approximately 27%, 34% and 39%, respectively, of the Company's 2023 total sales.

It is the Company's strategy to reduce the risks associated with fluctuating LVP by using temporary personnel in direct production, when appropriate. During 2023 and 2022, the level of temporary personnel in relation to total personnel in direct production remained flat at

13%. To reduce the potential impact of unusual fluctuations in the production of vehicle models supplied by the Company such as during the financial crisis in 2008-2009 and the COVID-19 pandemic in 2020-2021 – it is also necessary for the Company to be prepared to quickly adapt the level of permanent employees as well as fixed cost production capacity.

PRICING PRESSURE

Pricing pressure from customers is an inherent part of the automotive components business. The historical extent of price reductions varies from year to year and takes the form of one time give backs, reductions in direct sales prices and/or discounted reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs and to provide customers added value by developing new products. Generally, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company. The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of costs on any single program, therefore, the Company monitors key measures such as costs in relation to sales and productivity.

In 2023, due to cost pressures from labor, logistics, utilities, and other items the Company engaged in extensive negotiations with its customers regarding compensations.

COMPONENT COSTS AND RAW MATERIAL PRICES

The cost of direct materials was approximately 55% of sales in 2023.

The main raw materials being used as input material for the Company's operations are steel, textiles, plastic and non-ferrous metals.

The Company still sees effects coming from import tariffs and trade barriers across borders. These barriers are impacting the raw material market and creating pricing and availability uncertainties. There is also volatility in the sea freight rates driven by geopolitical events.

Inflation was significant across raw materials and services in 2023. The Company took actions, including pricing discussions with customers and suppliers, competitive sourcing and exploring alternative materials.

LEGAL

The Company is involved from time to time in regulatory, commercial, and contractual legal proceedings that may be significant, and the Company's business may suffer as a result of adverse outcomes of current or future legal proceedings. These claims may include, without limitation, commercial or contractual disputes, including disputes with the Company's suppliers and customers, intellectual property matters, alleged violations of laws, rules or regulations, governmental investigations, personal injury claims, product liability claims, environmental issues, tax and customs matters, and employment matters.

A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on the Company's business, operating results, financial condition, cash flows and reputation.

No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company's profitability and consolidated financial position, or that reserves or insurance will mitigate such impact. See Note 17, Contingent Liabilities, to the Consolidated Financial Statements included herein and Item 3 – Legal Proceedings.

PRODUCT WARRANTY AND RECALLS

If our products are alleged to fail to perform as expected or are defective, the Company may be exposed to various claims for damages and compensation. Such claims may result in costs and other losses to the Company even where the relevant product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected or is defective, we may face warranty and recall claims. If such actual or alleged failure or defect results, or is alleged to result, in bodily injury and/or property damage, we may also face product liability and other claims. The Company may experience material warranty, recall, product or other liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. Government safety regulators also have policies and practices with respect to recalls. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis. Any one or more quality, warranty or other recall issue(s), including the ones affecting few units and/or having a small financial impact, may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company's operations, such as a temporary or prolonged suspension of new orders or the Company's ability to bid for new business.

In addition, over time, there is a risk that the number of vehicles affected by a failure or defect will increase significantly (as would the Company's costs), since our products often use global designs and are increasingly based on or utilize the same or similar parts, components, or solutions.

Although quality has always been a central focus in the automotive industry, especially for safety products, our customers and regulators have become increasingly attentive to quality with even less tolerance for any deviations, which has resulted in an increase in the number of automotive recalls. This trend is likely to continue as automobile manufacturers introduce even stricter quality requirements and regulating agencies and other authorities increase the level of scrutiny given to vehicle safety issues. A warranty recall or a product liability claim brought against the Company in excess of the Company's insurance may have a material adverse effect on its business and/or financial results. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. Additionally, a customer may not allow us to bid for expiring or new business until certain remedial steps have been taken. Accordingly, the future costs of warranty claims by the Company's customers may be material.

The Company's warranty reserves are based upon management's best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves and adjusts them when we believe it is appropriate to do so. However, the final amounts determined to be due could differ materially from the Company's recorded estimates. We believe our established reserves are adequate to cover potential warranty settlements typically seen in our business.

The Company's strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive "zero-defect" quality policy (see section Quality Management). In addition, the Company maintains a program of insurance, which includes commercial insurance, self-insurance, or a combination of both approaches, for potential recall and product liability claims in amounts and on terms that it believes are reasonable and prudent based on our prior claims experience. However, such insurance may not be sufficient to cover every possible claim that can arise in the Company's businesses, now or in the future, or may not always will be available should the Company, now or in the future, wish to extend, renew, increase or otherwise adjust such insurance. In recent years, the cost of recall and product liability insurance as well as the Company's level of self-insurance and deductibles has increased. Management's decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

ENVIRONMENTAL

Most of the Company's manufacturing processes consist of the assembly of components. As a result, the environmental impact from the Company's plants is generally modest. While the Company's businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. Therefore, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. To reduce environmental risk, the Company has implemented an environmental management system in all plants globally and has adopted an environmental policy (see corporate website www.autoliv.com).

Autoliv is subject to a number of environmental and occupational health and safety laws and regulations. Such requirements are complex and are generally becoming more stringent over time. There can be no assurance that these requirements will not change in the future, or that the Company will at all times be in compliance with all such requirements and regulations, despite its intention to be. The Company may also find itself subject, possibly due to changes in legislation or other regulation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired. Such liability could be based on activities which are not related to the Company's current activities.

TRADE

Autoliv is subject to various international trade regulations and regimes and changes in these regimes could lead to increased compliance costs and costs of raw materials and other components. In addition, political conditions leading to trade conflicts and the imposition of tariffs or other trade barriers between countries in which the Company does business could increase its costs of doing business.

Strategic Risks

REGULATIONS

In addition to vehicle production, the Company's market is driven by the safety content per vehicle, which is affected by new regulations and new vehicle rating programs, in addition to consumer demand for new safety technologies.

The most important regulations are the seatbelt installation laws that exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. Another significant vehicle safety regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S.

In 2007, the U.S. adopted new regulations for head impact and enhanced thorax protection in side impact crashes, which now have been fully phased-in. China introduced a vehicle rating program in 2006 and during the past 16 years this China NCAP, together with the additional Chinese rating program, CIASI, from 2017, drive Chinese vehicle safety performance and safety content with regards to crashworthiness and occupant protection. Latin America introduced a basic rating program in 2010 followed by ASEAN NCAP in Southeast Asia in 2011, and Global NCAP is rating vehicles sold in significant emerging markets. Several countries, e.g., Malaysia and Thailand, are increasingly adopting the UN Regulations regarding vehicle safety under the UN 1958 agreement, and Malaysia started a world first motorcycle safety rating program in 2021.

The United States upgraded its vehicle rating program, US NCAP, in 2010, which now is in the process of being updated by the U.S. National Highway Traffic Safety Administration. Europe upgraded the Euro NCAP rating system during 2018, and is now completing a new upgrade, intended to be fully implemented by 2025. Japan and South Korea are continuously upgrading their respective vehicle rating programs, JNCAP and KNCAP respectively. India requires frontal airbags for the driver from July 2019, and passenger airbags from 2021 for all new passenger vehicles (M1), moreover has announced that side airbags shall become mandatory in 2023. In addition, India has announced that its Bharat NCAP shall start in 2023.

Vehicles with automated driving systems (ADS) are expected to provide additional opportunities through integration of protective safety systems with ADAS technologies, as well as new vehicle interior layouts and seating configurations. This development is likely to become subject to legal requirements.

There are also other plans for improved automotive safety through new or changed regulations, both in these countries and others that could affect the Company's market. However, there can be no assurance that changes in regulations will not adversely affect the demand for the Company's products or, at least, result in a slower increase in the demand for them.

DEPENDENCE ON CUSTOMERS

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power. In 2023, the five largest vehicle manufacturers accounted for around 46% of global LVP and the ten largest manufacturers accounted for around 66% of global LVP. In 2023, the Company's five largest customers accounted for around 48% of consolidated sales and the ten largest customers accounted for around 78% of consolidated sales. The Company's largest customer contract accounted for around 3% of consolidated sales in 2023.

Customer	% of Autoliv sales	% of Global LVP[1]
Renault/Nissan/Mitsubishi	10%	8%
Stellantis	10%	7%
VW	9%	10%
Honda	9%	5%
Toyota	9%	13%
Hyundai	7%	8%
Ford	7%	4%
General Motors	6%	5%
Major EV maker	5%	2%
Mercedes	4%	3%

1) Source: S&P Global

Although business with every major customer is split into at least several contracts (usually one contract per vehicle platform) and although the customer base has become more balanced and diversified as a result of the Company's significant expansion in China and other rapidly-growing markets, the loss of all business from a major customer (whether by a cancellation of existing contracts or not awarding Autoliv new business), the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on the Company. In addition, a quality issue, shortcomings in the Company's service to a customer or uncompetitive prices or products could result in the customer not awarding the Company new business, which will gradually have a negative impact on the Company's sales when current contracts start to expire.

See also Note 19, Segment Information, to the Consolidated Financial Statements included herein.

CUSTOMER PAYMENT RISK

Another risk related to the Company's customers is the risk that one or more of its customers will be unable to pay their invoices that become due. The Company seeks to limit this customer payment risk by invoicing its major customers through their local subsidiaries in each country, even for global contracts. By invoicing this way, the Company attempts to avoid having the receivables with a multinational customer group exposed to the risk that a bankruptcy or similar event in one country would put all receivables with such customer group at risk. In each country, the Company also monitors invoices becoming overdue.

Even so, if a major customer is unable to fulfill its payment obligations, it is likely that the Company would be forced to record a substantial loss on such receivables.

DEPENDENCE ON SUPPLIERS

The Company relies on internal and/or external suppliers in order to meet its delivery commitments to the customers. In some cases, suppliers are dictated by the customers. The Company's supply chain organization continually reviews sourcing risks and actively works on mitigating related supply chain risks.

The Company's ambition is to maintain an optimal number of suppliers in all significant component technologies.

NEW COMPETITION

Increased competition may result in price reductions, reduced margins and the Company's inability to gain or hold market share. OEMs rigorously evaluate suppliers on the basis of product quality, price, reliability and delivery as well as engineering capabilities, technical expertise, product innovation, financial viability, application of lean principles, operational flexibility, customer service, and overall management. To maintain the Company's competitiveness and position as a market leader, it is important to focus on all these aspects of supplier evaluation and selection.

Although the market for occupant restraint systems has undergone a significant consolidation during the past ten years, the passive safety market remains very competitive. It cannot be excluded that additional competitors, both global and local, will seek to enter the market or grow beyond their current Keiretsu group or traditional customer base. Particularly in China, South Korea, and Japan there are numerous small domestic competitors often supplying just one OEM group.

PATENTS AND PROPRIETARY TECHNOLOGY

The Company's strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks, and know-how against infringement and unauthorized use. At the end of 2023, the Company held more than 6,500 patents and patents applications. These patents expire on various dates during the period from 2024 to 2043 The expiration of any single patent is not expected to have a material adverse effect on the Company's financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. Also, there can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology. As the Company continues to expand its products and expand into new businesses, it will increase its exposure to intellectual property claims.

Financial Risks

The Company is exposed to financial risks through its operations. To reduce the financial risks and to take advantage of economies of scale, the Company has a central treasury department supporting operations and management. The treasury department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

The Board of Directors monitors compliance with the financial risk policy on an on-going basis. For information about specific financial risks, see Item 7A – Quantitative and Qualitative Disclosures about Market Risk.

Significant Accounting Policies and Critical Accounting Estimates

NEW ACCOUNTING STANDARDS

The Company has considered all applicable recently issued accounting standards. The Company has summarized in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements each of the recently issued accounting standards and stated the impact or whether management is continuing to assess the impact.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements included herein. Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a Company's management. Actual results could differ from these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on the Company's historical experience, terms of existing contracts, and management's evaluation of trends in the industry, information provided by the Company's customers and information available from other outside sources, as appropriate. The Company considers an accounting estimate to be critical if:

- It requires management to make assumptions about matters that were uncertain at the time of the estimate, and

- Changes in the estimate or different estimates that could have been selected would have had a material impact on the Company's financial condition or results of operations. The accounting estimates that require management's most significant judgments include the estimation of variable considerations, assessment of recoverability of goodwill and intangible assets, estimation of pension benefit obligations based on actuarial assumptions, estimation of accruals for warranty and recalls, restructuring charges, uncertain tax positions, valuation allowances and legal proceedings.

The Company has summarized its critical accounting policies requiring judgment below. These might change over time based on the current facts and circumstances.

REVENUE RECOGNITION

In accordance with ASC 606, *Revenue from Contracts with Customers*, revenue is measured based on consideration specified in a contract with a customer, adjusted for any variable consideration (i.e., price concessions) and estimated at contract inception. The estimated amount of variable consideration that will be received by the Company are based on historical experience and trends, management´s understanding of the status of negotiations with customers and anticipated future pricing strategies. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer.

In addition, from time to time, the Company may make payments to customers in connection with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments unless the payment concession can be clearly linked to the future business award. If the payments are capitalized, the amounts are amortized to revenue as the related goods are transferred.

INVENTORY RESERVES

Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period.

There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

GOODWILL

The Company performs an annual impairment test of goodwill in the fourth quarter of each year following the Company's annual forecasting process. As of October 2023, the Company concluded that there were no impairments of goodwill. For further information, see Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements.

RECALL PROVISIONS AND WARRANTY OBLIGATIONS

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs are estimated based on the expected cost of replacing the product and the customer´s cost of carrying out the recall, which is affected by the number of vehicles subject to recall and the cost of labor and materials to remove and replace the defective product. The Company maintains a program of insurance, which may include commercial insurance, self-insurance, or a combination of both approaches, for potential recall and product liability claims in amounts and on terms that it believes are reasonable and prudent based on our prior claims experience. The Company's insurance policies generally include coverage of the costs of a recall, although costs related to replacement parts are generally not covered. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. It is possible that changes in our assumptions or future product recall issues could materially affect our financial position, results of operations or cash flows.

Estimating warranty obligations requires the Company to forecast the resolution of existing claims and expected future claims on products sold. The Company bases the estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers. These estimates are re-evaluated on an ongoing basis. Actual warranty obligations could differ from the amounts estimated requiring adjustments to existing reserves in future periods. Due to the uncertainty and potential volatility of the factors contributing to developing these estimates, changes in our assumptions could materially affect our results of operations.

RESTRUCTURING PROVISIONS

The Company defines restructuring expense to include costs directly associated with capacity alignment programs, plus exit or disposal activities. Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a time frame such that significant changes to the exit plan are not likely.

Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated.

DEFINED BENEFIT PENSION PLANS

The Company has defined benefit pension plans in thirteen countries. The most significant plans exist in the U.S. These U.S. plans represent approximately 51% of the Company's total pension benefit obligation. See Note 18, Retirement Plans to the Consolidated Financial Statements included herein.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2023 pension expense were a discount rate of 5.41% and an expected long-term rate of return on plan assets of 5.05%.

The assumptions used in calculating the U.S. benefit obligations disclosed, as of December 31, 2023 were a discount rate of 5.13%. The discount rate for the U.S. plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid. The expected rate of long-term return on plan assets are determined based on several factors and must consider long-term expectations and reflect the financial environment in the respective local markets. At December 31, 2023, 31% of the U.S. plan assets were invested in equities, which is close to the target of 32%.

The table below illustrates the sensitivity of the U.S. net periodic benefit cost and projected U.S. benefit obligation to a 1pp change in the discount rate and decrease in return on plan assets for the U.S. plans (in millions). The use of actuarial assumptions is an area of management's estimate.

Assumption (in millions)	Change	2023 net periodic benefit cost increase (decrease)	2023 projected benefit obligation increase (decrease)
Discount rate	1pp increase	$ 1	$ (17)
Discount rate	1pp decrease	(1)	20
Return on plan assets	1pp decrease	2	n/a

INCOME TAXES

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise because of intercompany transactions.

Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. See also the discussion of reserves for uncertain tax positions, and the determinations of valuation allowances on the Company's deferred tax assets in Note 5, Income Taxes, to the Consolidated Financial Statements.

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters.

The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks.

The Company records liabilities for claims, lawsuits and proceedings when they are probable and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

A loss contingency is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to several markets risks in the ordinary course of business including risks related to currencies, interest rates, financing, capital structure and credit ratings and impairment. See also Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements included with this Annual Report for information about how these risks are quantified.

CURRENCY RISKS

1. Transaction Exposure and Revaluation effects

Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency. Revaluation effects come from valuation of assets and liabilities denominated in other currencies than the reporting currency of each unit.

The Company's net transaction exposure in 2023 was approximately $1.8 billion. The four largest net exposures are U.S. dollars (sell) against the Mexican Peso, Romanian Lei (buy) against the Euro, U.S. dollars (buy) against Korean Won and U.S. dollars (buy) against Japanese Yen. Together these currencies accounted for approximately 50% of the Company's net currency transaction exposure.

Since the Company can only effectively hedge these currency flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to only around one quarter of net sales and is made up of around 50 different currency pairs with exposures of more than $1 million each. The Company generally does not hedge these flows.

2. Translation Exposure in the Income Statement and Balance Sheet

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company's most significant currency is the Euro. The Company estimates that 28% of its consolidated net sales will be denominated in Euro or other European currencies during 2024, while 19% of its consolidated net sales are estimated to be denominated in U.S. dollars.

The Company estimates that a 1% increase in the value of the U.S. dollar versus European currencies will decrease reported U.S. dollar annual net sales in 2024 by $31 million, while operating income for 2024 will decline by $3 million, assuming reported corporate average margin.

The Company's policy is not to hedge this type of translation exposure.

A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country's local currency and to minimize the amounts held by subsidiaries in foreign currency accounts.

Consequently, changes in currency rates relating to funding and foreign currency accounts normally have a small impact on the Company's income. In 2023 and 2022, the impact from the Company's currency exposure were not material.

INTEREST RATE RISK

Interest rate risk refers to the risk that interest rate changes will affect the Company's borrowing costs. The Company's interest rate risk policy states that the average interest rate fixing period should be minimum 1 year and maximum 5 years.

At December 31, 2023, the average interest rate fixing period for the Company's outstanding debt was 2.1 years, and at December 31, 2022, the average interest rate fixing period for the Company's outstanding debt was 1.6 years.

Given the Company's current capital structure, we estimate that a one-percentage point interest rate increase would decrease net interest expense by approximately $0.4 million on an annual basis. This is based on the capital structure at the end of 2023 when the gross fixed-rate debt was $1,024 million while the Company had a net debt position of $1,367 million (see section Non-U.S. GAAP Performance Measures). Thus, a change in the interest rate environment would not have a notable impact on the Company's interest expense. As of December 31, 2023, the Company had $498 million in cash and cash equivalents of which the majority were subject to a floating interest rate. Taking the cash and cash equivalents of $498 million (which is primarily subject to floating interest rates) minus the portion of debt carrying floating interest rates, we estimated that a one-percentage point interest rate increase would decrease net interest expense by approximately $0.4 million on an annual basis.

Fixed interest rate debt can be achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is the €500 million bond issued in 2023, see Note 13 to the Consolidated Financial Statements included herein.

FINANCING RISK

Financing risk refers to the risk that it will be difficult and/or expensive to finance new or existing debt to meet the financing needs of the Autoliv Group.

The management of the financing risk ensures access to funding in a cost-efficient way by diversification of funding sources and debt maturities.

Autoliv has diversified its long-term funding sources by issuing notes in the USPP and Eurobond markets, and by signing a long-term credit agreement with 11 banks. The Company also has a lending facility with the Swedish Export Credit Corporation.

The Company has a Medium Term Note Program in place for being able to issue notes to be traded on the Global Exchange Market of Euronext Dublin. The Company also has established programs for short-term issuance of commercial papers in the Swedish and US markets and short-term credit agreements, e.g., bank overdrafts and money market loans.

To ensure diversification of debt maturities no more than 20% of the Autoliv Group's total debt may mature the next 12 months, unless such maturities (in excess of 20%) are covered by unutilized committed credit facilities with maturity in excess of 12 months. Per December 31, 2023, 29% corresponding to $538 million of the Autoliv Group's total debt had maturity less than 12 months. This amount was fully covered by unutilized committed credit facilities with maturity in excess of 12 months.

CAPITAL STRUCTURE AND CREDIT RATING

The overall objective relating to Autoliv's target capital structure and credit rating is to provide the Company with sufficient flexibility to manage the inherent risks and cyclicality in Autoliv's business and allow the Company to realize strategic opportunities and fund growth initiatives while creating shareholder value.

Autoliv is committed to maintain a "strong investment grade credit rating." As of December 31, 2023, the Company had a long-term credit rating from S&P Global Ratings ("S&P") of BBB.

The amount of interest-bearing debt held impacts the future financial flexibility as well as the credit rating. Management uses the non-U.S. GAAP measure "Leverage Ratio" to analyze the amount of debt the Company can incur under its debt policy. Management believes that this policy also provides guidance to credit and equity investors regarding the extent to which the Company would be prepared to leverage its operations. Autoliv's long-term target for the leverage ratio (sum of net debt plus pension liabilities divided by EBITDA) is 1.0x with the aim to operate within the range of 0.5x to 1.5x. At December 31, 2023, the leverage ratio (non-U.S. GAAP measure, see calculation table below) was 1.2x. For details and calculation of leverage ratio, refer to the table below.

CALCULATION OF LEVERAGE RATIO (DOLLARS IN MILLIONS)

	December 31,	
	2023	2022
Net debt[1]	$ 1,367	$ 1,184
Pension liabilities	159	154
Debt per the Policy	**1,527**	**1,338**
Net income[2]	489	425
Income taxes[2]	123	178
Interest expense, net[2,3]	80	54
Other non-operating items, net[2]	3	5
Income from equity method investments[2]	(5)	(3)
Depreciation and amortization of intangibles[2]	378	363
Capacity alignments costs and antitrust related matters[2]	230	(61)
EBITDA per the Policy (Adjusted EBITDA)	**$ 1,297**	**$ 961**
Leverage ratio	**1.2**	**1.4**

1) Net debt is short- and long-term debt and debt-related derivatives less cash and cash equivalents (non-U.S. GAAP measure).
2) Latest 12 months.
3) Interest expense, net is interest expense including cost for extinguishment of debt, if any, less interest income.

CREDIT RISK IN FINANCIAL MARKETS

Credit risk refers to the risk of a financial counterparty being unable to fulfill an agreed-upon obligation.

In the Company's financial operations, credit risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in Autoliv's financing.

To further reduce credit risk, deposits and financial instruments can only be entered into with core banks up to a calculated risk amount of $200 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA rated money market funds, as approved by the Company's Board of Directors. At December 31, 2023, the Company held $290 million in AAA rated money market funds.

IMPAIRMENT RISK

Impairment risk refers to the risk that the Company will write down a material amount of its goodwill of close to $1.4 billion as of December 31, 2023. This risk is assessed at least annually in the fourth quarter each year when the Company performs its impairment testing.

In 2023, the Company performed a quantitative impairment testing by calculating the fair value of its goodwill. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. Estimating the fair value requires the Company to make judgments about appropriate discount rates, growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows.

It has been concluded that presently the Company's goodwill is not "at risk". However, there can be no assurance that goodwill will not be impaired due to future significant declines in LVP, due to the Company's technologies or products becoming obsolete or for any other reason. The Company could also acquire companies where goodwill could turn out to be less resilient to deteriorations in external conditions. See also discussion under Goodwill and Intangible Assets in Note 2, Summary of Significant Accounting Policies, and Note 10, Goodwill and Intangible Assets, to the Consolidated Financial Statements included herein.

Item 8. Financial Statements and Supplementary Data

The Consolidated Balance Sheets of Autoliv as of December 31, 2023 and 2022 and the Consolidated Statements of Income, Comprehensive Income, Cash Flows and Total Equity for each of the three years in the period ended December 31, 2023, the Notes to the Consolidated Financial Statements, and the Reports of the Independent Registered Public Accounting Firm are included below.

All of the schedules specified under Regulation S-X to be provided by Autoliv have been omitted either because they are not applicable, are not required or the information required is included in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autoliv, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – Variable consideration related to price concessions

Description of the Matter	As discussed in Note 2 to the consolidated financial statements, the Company measures revenue based on consideration specified in a contract with a customer, adjusted for any variable consideration. Variability in consideration typically results from price concessions. The estimated variable consideration that will be received by the Company related to price concessions is based on assumptions that include historical experience and trends, management's assessment of the probable outcome of its negotiations with customers and anticipated future pricing strategies. Estimating variable consideration to be received related to price concessions requires significant judgments by management that affect the amount of revenue recorded in the financial statements. Auditing the amount of variable consideration expected to be received related to price concessions was complex because of the uncertainty inherent in the factors discussed above that management uses in its assumptions and calculations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls related to variable consideration. To test the estimated variable consideration expected to be received related to price concessions, our audit procedures included, among others, evaluating the Company's estimation methodology and testing the significant factors used in the calculations, as discussed above. These procedures included obtaining information from management and sales department representatives who were responsible for negotiations with customers to assess the reasonableness of assumptions related to variable considerations relative to current negotiations. We also performed journal entry testing focused on unusual and manual entries affecting revenue.

Product recall liabilities

Description of the Matter	As discussed in Notes 2 and 12 to the consolidated financial statements, the Company is exposed to product liability claims in the event its products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. Provisions for product recalls are estimated based on the expected cost of replacing the product and the customer's cost of carrying out the recall, which is affected by the number of vehicles subject to recall and the cost of labor and materials to remove and replace the defective product.
	Auditing the product recall liabilities was complex due to the uncertainty inherent in the assumptions and estimates management uses to calculate these liability balances. These significant assumptions and estimates include the nature, likelihood, timing, and anticipated cost of known and potential claims.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's product recall liabilities process.
	To test product recall liabilities, our audit procedures included, among others, evaluating the Company's estimation methodology and testing the significant assumptions. We obtained information from Company personnel who are responsible for monitoring the status of product recalls with customers to assess the reasonableness of assumptions used. We evaluated the Company's ability to estimate by comparing actual results to previous estimates and judgments made by management. We also obtained letters from the Company's external legal counsel addressing material claims against the Company, if any, and examined relevant third-party automotive safety regulatory information to identify potential unrecorded product recall liabilities.

/s/ Ernst & Young AB

We have served as the Company´s auditor since 1984.

Stockholm, Sweden
February 20, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autoliv, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Autoliv, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Autoliv, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AB

Stockholm, Sweden
February 20, 2024

Consolidated Statements of Income

(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		Years ended December 31					
		2023		2022		2021	
Net sales	Note 19	$	**10,475**	$	**8,842**	$	**8,230**
Cost of sales			(8,654)		(7,446)		(6,719)
Gross profit			**1,822**		**1,396**		**1,511**
Selling, general and administrative expenses			(498)		(437)		(432)
Research, development and engineering expenses, net			(425)		(390)		(391)
Amortization of intangibles	Note 10		(2)		(3)		(10)
Other income (expense), net	Notes 11, 17		(207)		93		(3)
Operating income			**690**		**659**		**675**
Income from equity method investment	Note 8		5		3		3
Interest income			13		6		4
Interest expense	Note 13		(93)		(60)		(60)
Other non-operating items, net			(3)		(5)		(7)
Income before income taxes			**612**		**603**		**614**
Income tax expense	Note 5		(123)		(178)		(177)
Net income			**489**		**425**		**437**
Less: Net income attributable to non-controlling interest			1		2		2
Net income attributable to controlling interest		$	**488**	$	**423**	$	**435**
Earnings per share - basic		$	5.74	$	4.86	$	4.97
Earnings per share - diluted		$	5.72	$	4.85	$	4.96
Weighted average number of shares outstanding, net of treasury shares (in millions)			**85.0**		**87.1**		**87.5**
Weighted average number of shares outstanding, assuming dilution and net of treasury shares (in millions)			**85.2**		**87.2**		**87.7**
Cash dividend per share - declared		$	**2.66**	$	**2.58**	$	**1.88**
Cash dividend per share - paid		$	**2.66**	$	**2.58**	$	**1.88**

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(DOLLARS IN MILLIONS)	Years ended December 31					
		2023		2022		2021
Net income	$	**489**	$	**425**	$	**437**
Other comprehensive income (loss)before tax:						
Change in cumulative translation adjustments		20		(136)		(86)
Net change in unrealized components of defined benefit plans		7		29		37
Other comprehensive income (loss), before tax		**27**		**(107)**		**(49)**
Tax effect allocated to other comprehensive income (loss)		(1)		(9)		(11)
Other comprehensive income (loss), net of tax		**25**		**(116)**		**(60)**
Comprehensive income		**514**		**309**		**377**
Less: Comprehensive income attributable to non-controlling interest		1		0		2
Comprehensive income attributable to controlling interest	$	**513**	$	**309**	$	**375**

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(DOLLARS AND SHARES IN MILLIONS)		At December 31	
		2023	2022
Assets			
Cash and cash equivalents		$ 498	$ 594
Receivables, net	Note 6	2,198	1,907
Inventories, net	Note 7	1,012	969
Income tax receivable		60	55
Prepaid expenses and accrued income		173	160
Other current assets	Note 12, 17	33	29
Total current assets		**3,974**	**3,714**
Property, plant and equipment, net	Note 9	2,192	1,960
Operating lease right-of-use assets	Note 3	176	160
Goodwill and intangible assets, net	Note 10	1,385	1,382
Other non-current assets	Note 8, 17	606	502
Total non-current assets		**4,358**	**4,003**
Total assets		**8,332**	**7,717**
Liabilities and equity			
Short-term debt	Note 13	538	711
Accounts payable		1,978	1,693
Accrued expenses	Notes 11, 12	1,135	915
Income tax payable		122	75
Operating lease liabilities, current	Note 3	39	39
Other current liabilities		223	207
Total current liabilities		**4,035**	**3,642**
Long-term debt	Note 13	1,324	1,054
Pension liability	Note 18	159	154
Operating lease liabilities, non-current	Note 3	135	119
Other non-current liabilities		109	121
Total non-current liabilities		**1,728**	**1,450**
Commitments and contingencies	Note 17		
Common stock[1]		88	91
Additional paid-in capital		1,044	1,113
Retained earnings		2,289	2,310
Accumulated other comprehensive loss	Note 14	(496)	(522)
Treasury stock (4.9 and 5.0 million shares, respectively)		(368)	(379)
Total controlling interest's equity		**2,557**	**2,613**
Non-controlling interest		13	13
Total equity		**2,570**	**2,626**
Total liabilities and equity		**$ 8,332**	**$ 7,717**

1) Number of shares: 350 million authorized for both years, 87.5 and 91.2 million issued, and 82.6 and 86.2 million outstanding, net of treasury shares, for 2023 and 2022, respectively.

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(DOLLARS IN MILLIONS)	Years ended December 31 2023	2022	2021
Operating activities			
Net income	$ 489	$ 425	$ 437
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	378	363	394
Gain on divestiture of property	—	(80)	—
Deferred income taxes	(109)	(40)	(20)
Undistributed earnings from equity method investments, net of dividends	(1)	(1)	(3)
Other, net	(10)	(13)	8
Net change in operating working capital:			
Receivables and other assets, gross	(213)	(297)	283
Inventories, gross	(22)	(243)	(19)
Accounts payable and accrued expenses	426	596	(314)
Income taxes	43	2	(12)
Net cash provided by operating activities	**982**	**713**	**754**
Investing activities			
Expenditures for property, plant and equipment	(573)	(585)	(458)
Proceeds from sale of property, plant and equipment	4	101	4
Net cash used in investing activities	**(569)**	**(485)**	**(454)**
Financing activities			
Net increase (decrease) in other short-term debt	61	167	(11)
Proceeds from long-term debt	559	—	—
Repayment of long-term debt	(533)	(357)	(295)
Dividends paid	(225)	(224)	(165)
Stock repurchases	(352)	(115)	—
Common stock options exercised	1	0	3
Dividends paid to non-controlling interest	(1)	(2)	(1)
Net cash used in financing activities	**(490)**	**(531)**	**(469)**
Effect of exchange rate changes on cash and cash equivalents	(20)	(73)	(39)
Decrease in cash and cash equivalents	**(96)**	**(375)**	**(209)**
Cash and cash equivalents at beginning of year	594	969	1,178
Cash and cash equivalents at end of year	**$ 498**	**$ 594**	**$ 969**

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive (loss) income[1]	Treasury stock	Total parent shareholders' equity	Non-controlling interest	Total equity
Balance at December 31, 2020	103	$ 103	$ 1,329	$ 2,471	$ (347)	$ (1,147)	$ 2,409	$ 14	$ 2,423
Comprehensive Income:									
Net income				435			435	2	437
Foreign currency translation					(87)		(87)	0	(86)
Pension liability					26		26		26
Total Comprehensive Income							*375*	*2*	*377*
Stock-based compensation						15	15		15
Cash dividends declared				(165)			(165)		(165)
Dividends paid to non-controlling interest on subsidiary shares								(1)	(1)
Balance at December 31, 2021	103	$ 103	$ 1,329	$ 2,742	$ (408)	$ (1,133)	$ 2,633	$ 15	$ 2,648
Comprehensive Income:									
Net income				423			423	2	425
Foreign currency translation					(134)		(134)	(1)	(136)
Pension liability					20		20		20
Total Comprehensive Income							*309*	*0*	*309*
Retired and repurchased shares	(11)	(11)	(216)	(631)		744	(115)		(115)
Stock-based compensation						10	10		10
Cash dividends declared				(224)			(224)		(224)
Dividends paid to non-controlling interest on subsidiary shares								(2)	(2)
Balance at December 31, 2022	91	$ 91	$ 1,113	$ 2,310	$ (522)	$ (379)	$ 2,613	$ 13	$ 2,626
Comprehensive Income:									
Net income				488			488	1	489
Foreign currency translation					20		20	(0)	20
Pension liability					6		6		6
Total Comprehensive Income							*513*	*1*	*514*
Retired and repurchased shares	(4)	(4)	(70)	(282)			(356)		(356)
Stock-based compensation						11	11		11
Cash dividends declared				(225)			(225)		(225)
Dividends paid to non-controlling interest on subsidiary shares								(1)	(1)
Balance at December 31, 2023	88	$ 88	$ 1,044	$ 2,289	$ (496)	$ (368)	$ 2,557	$ 13	$ 2,570

1) See Note 14 for further details – includes tax effects where applicable.

See Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

1. Basis of Presentation

NATURE OF OPERATIONS

Through its operating subsidiaries, the Company is a leading developer, manufacturer and supplier of passive safety systems to the automotive industry with a broad range of product offerings.

Passive safety systems are primarily meant to improve safety for occupants in a vehicle. Passive safety systems include modules and components for frontal-impact airbag protection systems, side-impact airbag protection systems, seatbelts, steering wheels and inflator technologies.

The Company also develops and manufactures mobility safety solutions such as pedestrian protection, battery cut-off switches, connected safety services, and safety solutions for riders of powered two wheelers.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with United States (U.S.) Generally Accepted Accounting Principles (GAAP) and include Autoliv, Inc. and all companies over which Autoliv, Inc. directly or indirectly exercises control, which as a general rule means that the Company owns more than 50% of the voting rights.

Consolidation is also required when the Company has both the power to direct the activities of a variable interest entity (VIE) and the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported using the equity method of accounting. Generally, the Company owns between 20-50% of such investments.

SEGMENT REPORTING

In accordance with ASC 280, *Segment Reporting*, the operating segments are determined based on the information provided to the Chief Operating Decision Maker (CODM) on a regular basis and used for the purpose of assessing performance and allocating resources within the Company. The CEO is deemed to be the CODM of Autoliv since he is the person who makes all major decisions on how to allocate the resources and assess the performance of the Company for both strategic and operational initiatives.

ASC 280 indicates that a component is an operating segment if it meets the following criteria:

- It engages in business activities from which it may earn revenues and incur expenses.
- Its operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance.
- Its discrete financial information is available.

The Company as a whole has met the definition of an operating segment as it engages in business activities from which it may earn revenues and incur expenses, the consolidated operating results are regularly reviewed by the CEO/CODM to allocate resources and assess performance, and discrete financial information is available. Additionally, as Autoliv supplies customers on a global basis it also manages the business on a global basis. Therefore, based on the above analysis, the Company has concluded that the Company is the single operating and reportable segment under ASC 280, *Segment Reporting*. For more information on the Company's segment, see Note 19.

RECLASSIFICATIONS AND ROUNDINGS

Certain prior-year amounts have been reclassified to conform to current year presentation.

Certain amounts in the consolidated financial statements and associated notes may not reconcile due to rounding. All percentages have been calculated using unrounded amounts.

2. Summary of Significant Accounting Policies

EQUITY METHOD INVESTMENT

Investments accounted for under the equity method, means that a proportional share of the equity method investment's net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the Consolidated Statements of Income, the proportional share of the net income (loss) is reported as Income from equity method investment.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. The accounting estimates that require management's most significant judgments include the estimation of variable consideration for the Company's contracts with customers, valuation of stock-based compensation payments, assessment of recoverability of goodwill and intangible assets, estimation of pension benefit obligations based on actuarial assumptions, estimation of accruals for warranty and recalls, restructuring charges, uncertain tax positions, valuation allowances and legal proceedings. Actual results could differ from those estimates.

REVENUE RECOGNITION

In accordance with ASC 606, *Revenue from Contracts with Customers*, revenue is measured based on consideration specified in a contract with a customer, adjusted for any variable consideration (i.e., price concessions) and estimated at contract inception. The estimated amount of variable consideration that will be received by the Company is based on historical experience and trends, management´s understanding of the status of negotiations with customers and anticipated future pricing strategies. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer.

In addition, from time to time, the Company may make payments to or receive additional consideration from customers in connection with ongoing and future business. These payments to or cash receipts from customers are generally recognized to revenue at the time of the commitment unless the payments to customers can be clearly linked to the future business. If the payments to customers are capitalized, the amounts are amortized to revenue as the related goods are transferred.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight before control of a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales.

Nature of goods and services

The Company generates revenue from the sale of parts, which includes airbag and seatbelt products and components, to original equipment manufacturers ("OEMs").

The Company accounts for individual products separately if they are distinct (i.e., if a product is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer). The consideration for each of the products, including any price concessions, is based on their stand-alone selling prices. The stand-alone selling prices are determined based on the cost-plus margin approach.

The Company recognizes revenue for parts primarily at a point in time. For parts with revenue recognized at a point in time, the Company recognizes revenue upon shipment to the customers and transfer of title and risk of loss under standard commercial terms (typically FOB shipping point).

There are certain contracts where the criteria to recognize revenue over time have been met (e.g., there is no alternative use to the Company and the Company has an enforceable right to payment). In such cases, at period end, the Company recognizes revenue and a related asset and associated cost of goods sold and reduction in inventory. However, the financial impact of these contracts is immaterial considering the very short production cycles and limited inventory days on hand. The contract balances with customers, included in other current assets, amounted to $20 million as of December 31, 2023 and 2022.

The amount of revenue recognized is based on the purchase order price and adjusted for variable consideration (i.e., price concessions). Customers typically pay for the parts based on customary business practices.

GOVERNMENT ASSISTANCE

The Company's operations are impacted by various government incentives, grants, programs, rebates, and other arrangements. Government assistance received is recorded in our consolidated financial statements in accordance with their purpose, either as a reduction of expense or an offset to the related capital asset. The benefit is recorded when all performance obligations attached to the assistance have been met or are expected to be met and there is reasonable assurance of their receipt. Government assistance received by the Company is immaterial for all periods presented since the adoption of ASU 2021-10.

RESEARCH, DEVELOPMENT AND ENGINEERING, NET (R,D & E)

Research and development and most engineering expenses are expensed as incurred. These expenses are reported net of expense reimbursements from contracts to perform engineering design and product development fulfillment activities related to the production of parts. For the years 2023, 2022 and 2021 total reimbursements from customers were $192 million, $204 million and $205 million, respectively.

Certain engineering expenses related to long-term supply arrangements are capitalized when defined criteria, such as the existence of a contractual guarantee for reimbursement, are met. The aggregate amount of such assets is not significant in any period presented.

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the specific criteria for capitalization of customer funded tooling is met or the criteria for capitalization as Property, Plant & Equipment (P,P&E) for tools owned by the Company are fulfilled. Depreciation on the Company's own tooling is recognized in the Consolidated Statements of Income as Cost of sales.

STOCK-BASED COMPENSATION

The compensation costs for all of the Company's stock-based compensation awards are determined based on the fair value method as defined in ASC 718, *Compensation –Stock Compensation*. The Company records the compensation expense for awards under the Stock Incentive Plan, including Restricted Stock Units (RSUs), Performance Shares (PSUs) and stock options (SOs), over the respective vesting period. For further details, see Note 16.

INCOME TAXES

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. In certain circumstances, payments or refunds may extend beyond twelve months, in such cases amounts would be classified as non-current taxes payable or receivable. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. A valuation allowance is recognized if, based on the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. Evaluation of the realizability of deferred tax assets is subject to significant judgment requiring careful consideration of all facts and circumstances. The Company classifies deferred tax assets and liabilities as non-current in the Consolidated Balance Sheet. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and, as it relates to payables and receivables, expected to take place in the same period.

Tax benefits associated with tax positions taken in the Company's income tax returns are initially recognized when it is more likely than not that those tax positions will be sustained upon examination by the relevant taxing authorities. The Company's evaluation of its tax benefits is based on the probability of the tax position being upheld if challenged by the taxing authorities (including through negotiation, appeals, settlement and litigation). Whenever a tax position does not meet the initial recognition criteria, the tax benefit is subsequently recognized if there is a substantive change in the facts and circumstances that cause a change in judgment concerning the sustainability of the tax position upon examination by the relevant taxing authorities. In cases where tax benefits meet the initial recognition criterion, the Company continues, in subsequent periods, to assess its ability to sustain those positions. A previously recognized tax benefit is derecognized when it is no longer more likely than not that the tax position would be sustained upon examination. Liabilities for unrecognized tax benefits are classified as non-current unless the payment of the liability is expected to be made within the next 12 months.

EARNINGS PER SHARE

The Company calculates basic earnings per share (EPS) by dividing net income attributable to controlling interest by the weighted-average number of shares of common stock outstanding for the period (net of treasury shares). The Company's unvested RSUs and PSUs, of which some include the right to receive non-forfeitable dividend equivalents, are considered participating securities. The diluted EPS reflects the potential dilution that could occur if common stock was issued for awards under the Stock Incentive Plan and is calculated using the treasury stock method. The treasury stock method assumes that the Company uses the proceeds from the exercise of stock option awards to repurchase ordinary shares at the average market price during the period. For unvested restricted stock, assumed proceeds under the treasury stock method will include unamortized compensation cost and windfall tax benefits or shortfalls. For further details, see Notes 16 and 20.

CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

RECEIVABLES AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

In addition to individually assess overdue customer balances for expected credit losses, the Company also calculates an allowance that reflects the expected credit losses on receivables considering both historical experience as well as forward looking assumptions. The method calculates the expected credit loss for a group of customers by using the customer groups' average short-term default rates based on officially published credit ratings and the Company's historical experience. These default rates are considered the Company's best estimate of the customer's ability to pay. The Company regularly reassess the customer groups and the applied customer group's default rates by using its best judgment when considering changes in customer's credit ratings, customer's historical payments and loss experience, current market and economic conditions and the Company's expectations of future market and economic conditions.

There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the allowance for expected credit losses.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

All derivatives are recognized at fair value.

Hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

For further details on the Company's financial instruments, see Note 4.

INVENTORIES

The cost of inventories is computed according to the first-in first-out method (FIFO). Cost includes the cost of materials, direct labor and the applicable share of manufacturing overhead. Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company calculates provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment is recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets' estimated useful lives, or in the case of leasehold improvements over the shorter of the useful life or the lease term. Amortization on finance leases is recognized with depreciation expense in the Consolidated Statements of Income over the shorter of the assets' expected life or the lease contract term. Repairs and maintenance are expensed as incurred.

LEASES

In accordance with ASC 842, *Leases*, the Company recognizes contracts that is, or contains, a lease when the contract conveys the right to control the use of a physically identified asset for a period of time in exchange for consideration in the balance sheet as a right-of-use asset and lease liability. The Company recognizes a right-of-use asset and a lease liability at lease commencement. The lease liability for both finance and operating leases is measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate (if the implicit interest rate in the lease contract is not readily determinable). The right-of-use asset (ROU) for finance and operating leases is initially measured at the sum of the initial lease liability plus initial direct costs plus prepaid lease payments minus lease incentives received. Lease payments include undiscounted fixed payments plus optional payments that are reasonably certain to be owed. Lease payments do not include variable lease payments other than those that depend on an index or rate. Variable lease payments that depend on an index or a rate are included in the calculation of lease payments and in the measurement of the lease liability.

If the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate as the discount rate. The Company uses its best judgement when determining the incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term to the lease payments in a similar currency.

The Company has elected the practical expedient of not separating lease components from non-lease components for all its classes of underlying assets. The Company has also elected to recognize the lease payments for short-term leases in its consolidated statement of income on a straight-line basis over the lease term and recognize the variable lease payments in the period in which the obligation for those payments is incurred.

Finance lease right-of-use assets are presented together with other property, plant and equipment assets and finance lease liabilities are presented together with other current and non-current liabilities in the Consolidated Balance Sheets. Finance leases were not material as of December 31, 2023.

For further details on the Company's leases, see Note 3.

LONG-LIVED ASSET IMPAIRMENT

The Company evaluates the carrying value and useful lives of long-lived assets, other than goodwill and intangible assets, when indications of impairment are evident or it is likely that the useful lives have decreased, in which case the Company depreciates the assets over the remaining useful lives. Impairment testing is primarily done by using the cash flow method based on undiscounted future cash flows. Estimated undiscounted cash flows for a long-lived asset being evaluated for recoverability are compared with the respective carrying amount of that asset. If the estimated undiscounted cash flows exceed the carrying amount of the assets, the carrying amounts of the long-lived asset are considered recoverable and an impairment cannot be recorded. However, if the carrying amount of a group of assets exceeds the undiscounted cash flows, an entity must then measure the long-lived assets' fair value to determine whether an impairment loss should be recognized, generally using a discounted cash flow model. Generally, the lowest level of cash flows for impairment assessment is customer platform level.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the fair value of consideration transferred over the fair value of net assets of businesses acquired. Goodwill is not amortized but subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 3 to 25 years.

The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The Company uses either a qualitative assessment or a quantitative calculation for its impairment testing. The qualitative assessment permits the Company to assess whether it is more than likely than not (i.e., a likelihood of greater than 50%) that goodwill or an indefinite-lived intangible asset is impaired. If the Company concludes based on the qualitative assessment that it is not more likely than not that the fair value of goodwill or an indefinite-lived intangible asset is less than its carrying amount, it would not have to quantitatively determine the asset's fair value. The Company also consider external factors that could affect the significant inputs used to determine fair value.

In 2023, the Company performed a quantitative impairment test by calculating the fair value of its goodwill. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. Estimating the fair value requires the Company to make judgments about appropriate discount rates, growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of a reporting unit exceeds its estimated fair value, an impairment loss is recognized for the excess of carrying amount over the fair value of the respective reporting unit. To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity.

There were no impairments of goodwill from 2021 through 2023.

WARRANTIES AND RECALLS

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs are estimated based on the expected cost of replacing the product and the customer´s cost of carrying out the recall, which is affected by the number of vehicles subject to recall and the cost of labor and materials to remove and replace the defective product. Insurance receivables, related to recall issues covered by the insurance, are included within other current and non-current assets in the Consolidated Balance Sheets. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

RESTRUCTURING PROVISIONS

The Company defines restructuring expense to include costs directly associated with rightsizing, exit or disposal activities. Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a timeframe such that significant changes to the exit plan are not likely. Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated.

PENSION OBLIGATIONS

The Company provides for both defined contribution plans and defined benefit plans. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period. A defined benefit pension plan is one that contains pension benefit formulas, which generally determine the amount of pension benefits that each employee will receive for services performed during a specified period of employment.

The amount recognized as a defined benefit liability is the net total of projected benefit obligation (PBO) minus the fair value of plan assets (if any) (see Note 18).

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters (see Note 12). The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks. The Company records liabilities for claims, lawsuits and proceedings, when they are probable and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

The Company believes, based on currently available information, that the resolution of outstanding matters, other than any antitrust related matters described in Note 17 after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company's financial position or results of operations. However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

TRANSLATION OF NON-U.S. SUBSIDIARIES

The assets and liabilities of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments are included in accumulated other comprehensive loss. The assets and liabilities of foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to U.S. dollars. Revenues and expenses are translated into U.S. dollars using the average exchange rates prevailing for each period presented.

RECEIVABLES AND LIABILITIES IN NON-FUNCTIONAL CURRENCIES

Receivables and liabilities not denominated in functional currencies are converted at year-end exchange rates. Net transaction losses, reflected in the Consolidated Statements of Income, amounted to $(30) million in 2023, $(25) million in 2022 and $(29) million in 2021, and are recorded in operating income if they relate to operational receivables and liabilities or are recorded in other non-operating items, net if they relate to financial receivables and liabilities.

NEW ACCOUNTING STANDARDS

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification (ASC). The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on the Company's consolidated financial statements.

Adoption of New Accounting Standards

In September 2022, the FASB issued ASU 2022-04, *Liabilities-Supplier Finance Programs (Subtopic 405-50), Disclosure of Supplier Finance Program Obligations*, which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period and potential magnitude. During the fiscal year of adoption, the information on the key terms of the programs and the balance sheet presentation of the program obligations, which are annual disclosure requirements, should be disclosed in each interim period. The amendments in this update should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on roll-forward information, which should be applied prospectively.

The Company adopted ASU 2022-04 as of January 1, 2023. The Company has an agreement with an external payment service provider to facilitate the payments to certain suppliers. The outstanding obligations confirmed towards the external payment service provider are recorded in Accounts Payable in the Condensed Consolidated Balance Sheet until payment has been effected. The Company has undertaken to make sure the payment is effected on the original invoice maturity date. The average payment terms during 2023 was 115 days.

The roll-forward of the Company's outstanding obligations confirmed as valid under its supplier finance program for the year ended December 31, 2023 is as follows (dollars in millions):

	As of	
	December 31, 2023	**December 31, 2022**
Confirmed obligations outstanding at beginning of the period	$ 314	n/a
Invoices confirmed during the period	1,436	n/a
Confirmed invoices paid during the period	(1,405)	n/a
Confirmed obligations outstanding at end of the period[1]	$ 345	$ 314

[1] Amount of obligations confirmed under the program that remains unpaid by the Company is reported as Accounts Payable in the Consolidated Balance Sheet.

Accounting Standards Issued But Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*, which improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require that a public entity make additional disclosures related to segments if it has them. A public entity that has a single reportable segment would be required to provide all the disclosures required by the amendments in this update and all existing segment disclosures in Topic 280.

The amendments in this update are affective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact that ASU 2023-07 will have on its financial statements and will adopt the amendments in this update upon the effective date.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*, to enhance the transparency and decision usefulness of income tax disclosures as well as improve the effectiveness of income tax disclosures. The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. The amendments in this update also require that all entities disclose on an annual basis certain detailed information about income taxes paid. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity's worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows.

The amendments in this update are affective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently assessing the impact that ASU 2023-09 will have on its financial statements and will adopt the amendments in this update prospectively upon the effective date.

3. Leases

The Company has operating leases for offices, manufacturing and research buildings, machinery, cars, data processing and other equipment. The Company's leases have remaining lease terms of 1-44 years, some of which include options to extend the leases for up to 25 years, and some of which include options to terminate the leases within one year.

As of December 31, 2023, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company's operating leases. The Company has not identified any material finance leases as of December 31, 2023; therefore, the finance lease components have not been disclosed in the tables below.

Lease cost
(Dollars in millions)

	2023	2022	2021
Operating lease cost	$ 54	$ 50	$ 44
Short-term lease cost	8	9	10
Variable lease cost	5	4	4
Sublease income	(1)	(1)	(2)
Total lease cost	**$ 66**	**$ 62**	**$ 56**

Other information
(Dollars in millions)

	Year ended or as of December 31,	
	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 47	$ 42
Right-of-use assets obtained in exchange for new operating lease liabilities	70	74
Weighted-average remaining lease term - operating leases	9.4 years	9.7 years
Weighted-average discount rate - operating leases	3.2%	2.8%

Maturities of operating lease liabilities (undiscounted cash flows) are as follows:

(Dollars in millions)

	Maturities
2024	$ 40
2025	33
2026	24
2027	19
2028	13
Thereafter	77
Total operating lease payments	**206**
Less imputed interest	(31)
Total operating lease liabilities	**$ 175**

4. Fair Value Measurements

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short-term maturity of these instruments.

The Company uses derivative financial instruments, "derivatives", as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The Company's use of derivatives is in accordance with the strategies contained in the Company's overall financial policy. All derivatives are recognized in the consolidated financial statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by several factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Instruments with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under U.S. GAAP, there is a disclosure framework hierarchy associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's derivatives are all classified as Level 2 of the fair value hierarchy.

The tables below present information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022. The carrying value is the same as the fair value as these instruments are recognized in the consolidated financial statements at fair value. Although the Company is party to close-out netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2023 and December 31, 2022 have been presented on a gross basis. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted. The amounts subject to netting agreements that the Company choose not to offset are presented below.

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS

There were no derivatives designated as hedging instruments as of December 31, 2023 and December 31, 2022.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

Derivatives not designated as hedging instruments, relate to economic hedges and are marked to market with all amounts recognized in the Consolidated Statements of Income. The derivatives not designated as hedging instruments outstanding at December 31, 2023 and December 31, 2022 were foreign exchange swaps.

For 2023, the Company recognized a gain of $2 million in other non-operating items, net for derivative instruments not designated as hedging instruments. For 2022, the Company recognized a gain of $2 million. For 2021, the Company recognized a loss of $33 million. The realized part of the losses referred to above are reported under financing activities in the statement of cash flows. For 2023, 2022 and 2021, the gains and losses recognized as interest expense were immaterial.

(Dollars in millions)	DECEMBER 31, 2023			DECEMBER 31, 2022		
		Fair Value Measurements			Fair Value Measurements	
	Nominal volume	Derivative asset (Other current assets)	Derivative liability (Other current liabilities)	Nominal volume	Derivative asset (Other current assets)	Derivative liability (Other current liabilities)
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS						
Foreign exchange swaps, less than 6 months	$ 1,895 1)	$ 22 2)	$ 12 3)	$ 2,616 4)	$ 22 5)	$ 15 6)
TOTAL DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS	$ 1,895	$ 22	$ 12	$ 2,616	$ 22	$ 15

1) Net nominal amount after deducting for offsetting swaps under ISDA agreements is $1,895 million.
2) Net amount after deducting for offsetting swaps under ISDA agreements is $22 million.
3) Net amount after deducting for offsetting swaps under ISDA agreements is $12 million.
4) Net nominal amount after deducting for offsetting swaps under ISDA agreements is $2,616 million.
5) Net amount after deducting for offsetting swaps under ISDA agreements is $22 million.
6) Net amount after deducting for offsetting swaps under ISDA agreements is $15 million.

FAIR VALUE OF DEBT

The fair value of long-term debt is determined either from quoted market prices as provided by participants in the secondary market or for long-term debt without quoted market prices, estimated using a discounted cash flow method based on the Company's current borrowing rates for similar types of financing. The Company has determined that each of these fair value measurements of debt reside within Level 2 of the fair value hierarchy.

During the first quarter of 2023, the Company issued a five year €500 million Eurobond. These notes were issued as green bonds.

The fair value and carrying value of debt are summarized in the table below (dollars in millions).

	DECEMBER 31, 2023		DECEMBER 31, 2022	
	CARRYING VALUE[1]	FAIR VALUE	CARRYING VALUE[1]	FAIR VALUE
LONG-TERM DEBT				
Bonds	$ 1,023	$ 1,022	$ 767	$ 735
Loans	301	306	287	292
TOTAL	$ 1,324	$ 1,328	$ 1,054	$ 1,027
SHORT-TERM DEBT				
Short-term portion of long-term debt	$ 297	$ 297	$ 533	$ 527
Overdrafts and other short-term debt	241	241	178	178
TOTAL	$ 538	$ 538	$ 711	$ 705

1) Debt as reported in balance sheet.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a nonrecurring basis including certain long-lived assets, including equity method investments, goodwill and other intangible assets, typically as it relates to impairment.

The Company has determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and the Company's assumptions about the use of the assets and settlements of liabilities, as observable inputs are not available. The Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy. To determine the fair value of long-lived assets as of the reporting date, the Company utilizes the projected cash flows expected to be generated by the long-lived assets, then discounts the future cash flows over the expected life of the long-lived assets.

For the period 2021-2023, the Company did not record any material impairment charges on its long-lived assets for its continuing operations.

5. Income Taxes

INCOME BEFORE INCOME TAXES (Dollars in millions)	2023		2022		2021	
U.S.	$	29	$	(3)	$	(38)
Non-U.S.		583		606		652
Total	**$**	**612**	**$**	**603**	**$**	**614**

PROVISION FOR INCOME TAXES (Dollars in millions)	2023		2022		2021	
Current						
U.S. federal	$	19	$	32	$	8
Non-U.S.		210		181		191
U.S. state and local		3		5		(2)
Deferred						
U.S. federal		(7)		(20)		(8)
Non-U.S.		(101)		(17)		(10)
U.S. state and local		(1)		(3)		(2)
Total income tax expense	**$**	**123**	**$**	**178**	**$**	**177**

EFFECTIVE INCOME TAX RATE (%)	2023	2022	2021
U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
Non-Deductible Expenses	1.8	0.5	(0.1)
Foreign tax rate variances	4.6	3.6	3.1
Tax credits	(3.9)	(3.5)	(2.2)
Change in Valuation Allowances	11.6	(1.7)	(0.1)
Changes in tax reserves	2.7	(0.2)	0.6
Provision to Return	(0.2)	0.6	(0.2)
Earnings of equity investments	(0.2)	(0.1)	(0.1)
Withholding taxes	5.2	4.0	4.5
State taxes, net of federal benefit	0.3	0.4	(0.5)
Tax Audits	0.0	1.0	0.6
Other Deferred Tax Asset Recognized[1]	(26.7)	0.0	0.0
U.S. FDII Deduction	(0.4)	0.0	0.0
U.S. GILTI Tax	3.4	3.4	1.1
Impact of Translation Rates	1.1	0.2	—
Other, net	(0.2)	0.3	1.2
Effective income tax rate	**20.1 %**	**29.5 %**	**28.9 %**

1) Deferred tax asset recognized in 2023 due to the transfer of certain assets and operations as part of the Company's restructuring activities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2023, the Company had net operating loss carryforwards (NOL's) of approximately $513 million, of which approximately $419 million have no expiration date. The remaining losses expire on various dates through 2037. The Company also has $25 million of U.S. Foreign Tax Credit carry forwards, which begin to expire in 2026.

Valuation allowances have been established which partially offset the related deferred assets. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability. The Company assesses all available evidence, both positive and negative, to determine the amount of any required valuation allowance. During 2023, the Company recorded valuation allowances against deferred tax assets of tax losses in certain companies and a partial valuation allowance against the deferred tax asset recognized due to the transfer of certain assets and operations as part of the Company's restructuring activities, on the basis of management's assessment of the amount of the related deferred tax assets that are not more likely than not to be realized.

The foreign tax rate variance reflects the fact that approximately two-thirds of the Company's non-U.S. pre-tax income is generated by business operations located in tax jurisdictions where the tax rate is between 20-30%. The tax rate from quarter to quarter and from year to year is also impacted by the mix of earnings and tax rates in various jurisdictions compared to the same periods or prior years.

The Company has reserves for income taxes that may become payable in future periods as a result of tax audits. These reserves represent the Company's best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. The Company files income tax returns in the United States federal jurisdiction, and various states and non-U.S. jurisdictions.

At any given time, the Company is undergoing tax audits in several tax jurisdictions, covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2015. With few exceptions, the Company is no longer subject to income tax examination by U.S. state or local tax authorities or by non-U.S. tax authorities for years before 2011. The Company is undergoing tax audits in several non-U.S. jurisdictions and several U.S. state jurisdictions, covering multiple years. As of December 31, 2023, as a result of those tax examinations, the Company is not aware of any proposed income tax adjustments that would have a material impact on the Company's financial statements, however, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods. The Company believes that some of these audits will conclude within the next 12 months and that it is reasonably possible the amount of uncertain income tax positions, including interest, may decrease by $10-$15 million due to settlement of audits and expiration of statues of limitations.

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of December 31, 2022, the Company recorded $46 million for unrecognized tax benefits, including $11 million of accrued interest and penalties. During 2023, the Company recorded a net increase of $8 million to income tax reserves for unrecognized tax benefits related to tax positions taken in prior years. Also, during 2023, the Company recorded a net increase of $7 million to income tax reserves for unrecognized tax benefits based on tax positions taken in the current year.

The Company had $14 million accrued for the payment of interest and penalties as of December 31, 2023. Of the total unrecognized tax benefits of $64 million recorded at December 31, 2023, $33 million is classified as current income tax payable, and $31 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Consolidated Balance Sheets. Substantially all of these reserves would impact the effective tax rate if released into income.

The following table summarizes the activity related to the Company's unrecognized tax benefits (dollars in millions):

UNRECOGNIZED TAX BENEFITS	2023	2022	2021
Unrecognized tax benefits at beginning of year	$ 67	$ 65	$ 63
Increases as a result of tax positions taken during a prior period	8	0	3
Increases as a result of tax positions taken during the current period	7	7	5
Decreases as a result of tax positions taken during a prior period	0	0	0
Decreases relating to settlements with taxing authorities	0	(4)	(4)
Decreases resulting from the lapse of the applicable statute of limitations	0	0	(1)
Translation Difference	1	(1)	(1)
Total unrecognized tax benefits at end of year	$ 83	$ 67	$ 65

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities were as follows (dollars in millions).

DEFERRED TAXES	December 31,		
	2023	2022	2021
Assets			
Provisions	$ 126	$ 99	$ 136
Costs capitalized for tax	57	43	29
Other Deferred Tax Asset[1]	160	0	0
Property, plant and equipment	11	12	0
Retirement Plans	40	42	46
Tax receivables, principally NOL's	133	123	109
Deferred tax assets before allowances	**527**	**319**	**320**
Valuation allowances	(129)	(46)	(59)
Total	**398**	**273**	**261**
Liabilities			
Statutory tax allowances	0	0	(6)
Distribution taxes	(3)	(3)	(6)
Other	(1)	(2)	(3)
Total	**(4)**	**(5)**	**(15)**
Net deferred tax asset	**$ 394**	**$ 268**	**$ 246**

1) Deferred tax asset recognized in 2023 due to the transfer of certain assets and operations as part of the Company's restructuring activities, and is partially offset by the increased valuation allowances.

The following table summarizes the activity related to the Company's valuation allowances (dollars in millions):

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS	December 31,		
	2023	2022	2021
Allowances at beginning of year	$ 46	$ 59	$ 68
Benefits reserved current year	81	14	5
Benefits recognized current year[1]	(2)	(27)	(9)
Translation difference	4	0	(5)
Allowances at end of year	**$ 129**	**$ 46**	**$ 59**

1) Benefits reserved in the current year include the partial reserve against deferred tax assets recognized in 2023 due to the transfer of certain assets and operations as part of the Company's restructuring activities.

6. Receivables

(Dollars in millions)	December 31,		
	2023	2022	2021
Receivables	$ 2,206	$ 1,916	$ 1,707
Allowance for credit loss at beginning of year	(10)	(8)	(12)
addition to allowance	(2)	(4)	(0)
Write-off against allowance	3	2	4
Translation difference	(0)	0	1
Allowance for credit loss at end of year	(8)	(10)	(8)
Total receivables, net of allowance	$ 2,198	$ 1,907	$ 1,699

7. Inventories

(Dollars in millions)	December 31,		
	2023	2022	2021
Raw material	$ 457	$ 445	$ 395
Work in progress	347	350	283
Finished products	296	265	190
Inventories	1,100	1,060	867
Inventory reserve at beginning of year	(91)	(91)	(93)
Reversal of (addition to) reserve	3	(6)	(3)
Translation difference	(0)	5	5
Inventory reserve at end of year	(89)	(91)	(91)
Total inventories, net of reserve	$ 1,012	$ 969	$ 777

8. Other Non-Current Assets

(Dollars in millions)	December 31,	
	2023	2022
Equity method investments	$ 11	$ 12
Deferred tax assets	433	289
Income tax receivables	22	22
Insurance receivables	75	139
Other non-current assets	66	40
Total other non-current assets	$ 606	$ 502

As of December 31, 2023 and 2022, the Company had one equity method investment. The Company owns 49% of Autoliv-Hirotako Safety Sdn, Bhd (parent and subsidiaries) in Malaysia which it currently does not control, but in which it exercises significant influence over operations and financial position.

9. Property, Plant and Equipment

(Dollars in millions)	December 31,		Estimated life
	2023	2022	
Land and land improvements	$ 136	$ 125	n/a to 15
Buildings	1,065	957	20-40
Machinery and equipment	4,545	4,156	3-12
Construction in progress	548	522	n/a
Property, plant and equipment	**6,294**	**5,760**	
Less accumulated depreciation	**(4,102)**	**(3,801)**	
Net of depreciation	**$ 2,192**	**$ 1,960**	

DEPRECIATION INCLUDED IN	2023	2022	2021
Cost of sales	$ 340	$ 329	$ 348
Selling, general and administrative expenses	12	11	13
Research, development and engineering expenses, net	24	20	23
Total	**$ 376**	**$ 360**	**$ 384**

No significant fixed asset impairments related to the Company's operations were recognized during 2023, 2022 or 2021.

The net book value of machinery and equipment and buildings and land under finance lease contracts recorded at December 31, 2023 and December 31, 2022 were immaterial. The amortization expense related to finance leases is included with depreciation expenses disclosed in the table above.

10. Goodwill and Intangible Assets

GOODWILL (Dollars in millions)	2023	2022
Carrying amount at beginning of year	**$ 1,375**	**$ 1,387**
Translation differences	2	(11)
Carrying amount at end of year	**$ 1,378**	**$ 1,375**

Approximately $1.2 billion of the Company's goodwill is associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. No goodwill impairment charges were recognized during 2023, 2022 or 2021.

AMORTIZABLE INTANGIBLES (Dollars in millions)	2023	2022
Gross carrying amount	$ 391	$ 387
Accumulated amortization	(384)	(380)
Carrying value	**$ 7**	**$ 7**

At December 31, 2023, intangible assets subject to amortization mainly relate to acquired technology. No significant impairments of intangible assets were recognized during 2023, 2022 or 2021.

Amortization expense related to intangible assets was $2 million, $3 million and $10 million in 2023, 2022 and 2021, respectively. Estimated future amortization expense is immaterial for all future periods.

11. Restructuring

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with employee reductions and plant consolidations. Restructuring costs other than employee related costs are immaterial for all periods presented and are included in the table below. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under its existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The changes in the employee-related reserves in the table below have been charged against Other income (expense), net in the Consolidated Statements of Income. The restructuring reserve balance is included within Accrued expenses in the Consolidated Balance Sheet.

(Dollars in millions)	2023		2022		2021	
Reserve at beginning of the period	$	32	$	88	$	126
Provision - charge		212		17		39
Provision - reversal		(1)		(4)		(31)
Cash payments		(35)		(64)		(37)
Translation difference		7		(5)		(8)
Reserve at end of the period	$	213	$	32	$	88

The restructuring charges in 2023 of $212 million relate to the global structural cost reduction program activities initiated in 2023, primarily in Europe. Cash payments of $35 million in 2023 mainly relate to restructuring activities in Europe. As of December 31, 2023, the majority of the restructuring reserve balance is attributed to global structural cost reduction program activities initiated in 2023 in Europe.

The restructuring charges in 2022 of $17 million mainly related to footprint optimization activities in Asia and Europe. Cash payments of $64 million in 2022 were related to the structural efficiency program initiated in 2020, footprint optimization activities initiated in Europe in 2020 and in Asia in 2022.

The restructuring charges in 2021 of $39 million mainly related to footprint optimization activities primarily in Asia. Reversals mainly related to the structural efficiency program initiated in 2020. Cash payments in 2021 related to the structural efficiency program initiated in 2020 and other footprint activities.

12. Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company's products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues. For further information, see Note 17.

The Company records liabilities for product related risks when probable claims are identified and when it is possible to reasonably estimate costs. Changes in reserve for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The changes in reserve are recorded on an accrual basis.

In 2023, the changes in reserve and cash payments mainly related to the Andrews litigation settlement with the reserve partly offset by reversal of recall related issues. In 2022, the changes in reserve and cash payments mainly related to warranty related issues. In 2021, the cash payments mainly related to recall related issues, whereof the main part was related to the "Toyota Recall" issue. The reserve for product related liabilities is included in accrued expenses on the Consolidated Balance Sheet.

A majority of the Company's recall related issues as of December 31, 2023 are covered by insurance. Insurance receivables are included within other current and non-current assets on the Consolidated Balance Sheet. As of December 31, 2023, the Company had total insurance receivables related to recall issues of $81 million ($142 million as of December 31, 2022).

The table below summarizes the change in the balance sheet position of the product related liabilities (dollars in millions).

(Dollars in millions)	2023		2022		2021	
Reserve at beginning of the year	$	145	$	144	$	341
Change in reserve		25		20		49
Cash payments		(74)		(17)		(245)
Translation difference		0		(2)		(1)
Reserve at end of the year	$	96	$	145	$	144

13. Debt and Credit Agreements

SHORT-TERM DEBT

As of December 31, 2023 and 2022, total short-term debt was $538 million and $711 million, respectively. As of December 31, 2023, short-term debt consisted mainly of a $297 million U.S. Private Placement and $215 million commercial paper.

The Company's subsidiaries have credit agreements, principally in the form of overdraft facilities with several local banks. Total available short-term facilities as of December 31, 2023, excluding commercial paper facilities as described below, amounted to $393 million, of which approximately $26 million was utilized. The weighted average interest rate on total short-term debt outstanding at December 31, 2023 and 2022, excluding the short-term portion of long-term debt, was 6% and 5%, respectively.

LONG-TERM DEBT

As of December 31, 2023 and 2022, total long-term debt was $1,324 million and $1,054 million, respectively.

In March 2023, the Company priced and issued 5-year notes for a total of €500 million in the Eurobond market. The notes carry a coupon of 4.25% and matures in March 2028.

In June 2020, the Company utilized its SEK 3,000 million facility with Swedish Export Credit Corporation which was signed in May 2020. The SEK 3,000 million facility matures in 2025 and carries a floating interest rate of 3M STIBOR +1.85%.

In 2014, the Company issued long-term debt securities in a U.S. Private Placement. As of December 31, 2023 the total long-term debt outstanding from the 2014 issuance of $767 million consist of $285 million aggregate principal amount of 12-year senior notes with an interest rate of 4.24%; and $185 million aggregate principal amount of 15-year senior notes with an interest rate of 4.44%.

CREDIT FACILITIES

In May 2022, the Company entered a $1,100 million senior unsecured revolving credit facility with 11 banks. The facility matures in May 2028 and has a one-year extension option. The Company pays a commitment fee on the undrawn amount. The commitment fee is 35% of the applicable margin. The applicable margin is related to the Company's credit rating. Given the Company's current rating of BBB from S&P Global Ratings, the applicable margin is 0.425%. As of December 31, 2023, the facility was not utilized.

The Company has a €3,000 million Euro Medium Term Note Program in place for being able to issue notes to be traded on the Global Exchange Market of Euronext Dublin. At December 31, 2023, €500 million had been issued under this program.

The Company has two commercial paper programs: one SEK 7 billion ($701 million) Swedish program and a $1 billion U.S. program. At December 31, 2023, the total amount outstanding was $215 million.

The Company is not subject to any financial covenants, i.e., performance related restrictions, in any of its significant long-term borrowings or commitments.

CREDIT RISK

In the Company's financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $200 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. The policy of the Company is to work with banks that have a strong credit rating and that participate in the Company's financing. In addition to this, deposits of up to an aggregate amount of $2 billion can be placed in U.S. and Swedish government paper and in certain AAA rated money market funds. As of December 31, 2023, the Company had placed $290 million in money market funds compared to $237 million as of December 31, 2022.

The table below shows debt maturity as cash flow. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 2 and Note 4.

DEBT PROFILE

PRINCIPAL AMOUNT BY EXPECTED MATURITY (dollars in millions)	2024	2025	2026	2027	2028	Thereafter	Total long-term	Total
Bonds	$ 297	$ —	$ 285	$ —	$ 554	$ 185	$ 1,024	$ 1,321
Loans	—	301	—	—	—	—	301	301
Commercial papers	215	—	—	—	—	—	—	215
Other short-term debt	26	—	—	—	—	—	—	26
Total principal amount	**$ 538**	**$ 301**	**$ 285**	**$ —**	**$ 554**	**$ 185**	**$ 1,324**	**$ 1,862**

14. Shareholders' Equity

The number of shares outstanding as of December 31, 2023 was 82,642,524. During 2023, the Company has retired 3,671,252 shares.

DIVIDENDS		2023		2022		2021
Cash dividend paid per share	$	2.66	$	2.58	$	1.88
Cash dividend declared per share	$	2.66	$	2.58	$	1.88

OTHER COMPREHENSIVE LOSS / ENDING BALANCE[1] (Dollars in millions)		2023		2022
Cumulative translation adjustments	$	(466)	$	(492)
Net pension liability		(30)		(30)
Total (ending balance)	**$**	**(496)**	**$**	**(522)**
Deferred taxes on the pension liability	$	10	$	9

1) The components of Other Comprehensive Loss are net of any related income tax effects.

Cumulative translation effects of $12 million related to liquidated entities during 2023 have been recycled and reported as part of the net change of cumulative translation adjustment in the Comprehensive income statement and Equity statement.

SHARE REPURCHASE PROGRAM

In November 2021, the Board of Directors approved a new stock repurchase program that authorizes the Company to repurchase up to $1.5 billion or up to 17 million shares (whichever comes first) between January 2022 and the end of 2024.

During 2023 the Company repurchased and retired 3,671,252 shares for approximately $352 million. During 2022 the Company repurchased and retired 1,440,572 shares for approximately $115 million. In total, the Company has repurchased and retired 5,111,824 shares for approximately $467 million under the new stock repurchase program as of December 31, 2023.

15. Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

(Dollars in millions)		2023		2022		2021
Interest	$	80	$	64	$	60
Income taxes		192		215		207

16. Stock Incentive Plan

The Company maintains the Autoliv, Inc. 1997 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), pursuant to which it has granted to eligible employees and non-employee directors stock options (SOs), restricted stock units (RSUs) and performance shares (PSUs).

The fair value of the RSUs and PSUs is calculated as the grant date fair value of the shares expected to be issued. The RSUs and PSUs granted in 2023, 2022 and 2021 entitle the grantee to receive dividend equivalents in the form of additional RSUs and PSUs subject to the same vesting conditions as the underlying RSUs and PSUs. For the grants made during 2023, 2022 and 2021, the fair value of a RSU and a PSU was calculated by using the closing stock price on the grant date and, with respect to a PSU, assumed target performance. The grant date fair value for the RSUs and PSUs granted during 2023 was approximately $7 million and approximately $8 million, respectively.

Pursuant to the Company's non-employee director compensation policy effective May 1, 2023, the Company's non-employee directors receive an annual RSU grant having a grant date value equal to $145,000 and the Chairman of the Board of Directors also receives an additional annual RSU grant having a grant date value equal to $85,000. All RSUs granted to non-employee directors vest in one installment on the earlier of the next AGM or the first anniversary of the grant date, in each case subject to the grantee's continued service as a non-employee director on the vesting date with limited exceptions. The RSUs granted to the Company's non-employee directors entitle the grantee to receive dividend equivalents in the form of additional RSUs subject to the same vesting conditions as the underlying RSUs. The grant date fair value for the RSUs granted in 2023 to the Company's non-employee directors was approximately $2 million.

The source of the shares issued upon vesting of awards is generally from treasury shares. The Stock Incentive Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2023, 7,027,781 of these shares have been issued for awards and 2,557,274 shares remain available for future grants.

In 2015 and earlier, stock awards were granted in the form of SOs and RSUs. All SOs were granted for 10-year terms, had an exercise price equal to the fair market value per share of common stock at the date of grant, and became exercisable after one year of continued employment following the grant date. The average grant date fair values of SOs were calculated using the Black-Scholes valuation model. The Company used historical exercise data for determining the expected life assumption. Expected volatility was based on historical and implied volatility.

The Company recorded approximately $14 million, $4 million and $10 million stock-based compensation expense related to RSUs and PSUs for 2023, 2022 and 2021, respectively. The total compensation cost related to non-vested awards not yet recognized is $15 million for RSUs and PSs and the weighted average period over which this cost is expected to be recognized is approximately 1.9 years. There are no remaining unrecognized compensation costs associated with SOs.

Information on the number of RSUs, PSUs and SOs related to the Stock Incentive Plan during the period of 2021 to 2023 is as follows.

RSUs	2023	2022	2021
Weighted average fair value at grant date	$ 91.81	$ 87.56	$ 94.01
Outstanding at beginning of year	200,764	218,268	244,901
Granted	96,243	85,985	81,866
Shares issued	(94,055)	(84,848)	(99,399)
Cancelled/Forfeited/Expired	(12,986)	(18,641)	(9,100)
Outstanding at end of year	189,966	200,764	218,268

The aggregate intrinsic value for RSUs outstanding at December 31, 2023 was approximately $21 million.

PSUs	2023	2022	2021
Weighted average fair value at grant date	$ 91.80	$ 88.05	$ 93.90
Outstanding at beginning of year	101,828	179,311	158,128
Change in performance conditions	18,211	(69,924)	(44,385)
Granted	93,962	82,914	74,427
Shares issued	(26,331)	(64,397)	—
Cancelled/Forfeited/Expired	(75,789)	(26,076)	(8,859)
Outstanding at end of year	111,881	101,828	179,311

The PSUs granted include assumptions regarding the ultimate number of shares that will be issued based on the probability of achievement of the performance conditions. Changes in those assumptions result in changes in the estimated shares to be issued which is reflected in the "Change in performance conditions" line above.

SOs	Number of options	Weighted average exercise price
Outstanding at December 31, 2020	**90,175**	**$ 68.13**
Exercised	(40,112)	67.49
Cancelled/Forfeited/Expired	(188)	51.74
Outstanding at December 31, 2021	**49,875**	**68.71**
Exercised	(8,614)	59.28
Cancelled/Forfeited/Expired	(10,150)	70.40
Outstanding at December 31, 2022	**31,111**	**70.77**
Exercised	(15,537)	65.12
Cancelled/Forfeited/Expired	(485)	58.63
Outstanding at December 31, 2023	**15,089**	**76.97**
OPTIONS EXERCISABLE		
At December 31, 2021	49,875	$ 68.71
At December 31, 2022	31,111	70.77
At December 31, 2023	15,089	76.97

The following summarizes information about SOs outstanding and exercisable at December 31, 2023:

EXERCISE PRICE	Number outstanding & exercisable	Remaining contract life (in years)	Weighted average exercise price
$67.29	3,945	0.14	$ 67.29
$80.40	11,144	1.13	80.40
	15,089	**0.87**	**76.97**

The total aggregate intrinsic value, which is the difference between the exercise price and $110.19 (closing price per share at December 31, 2023), for all "in the money" SOs, both outstanding and exercisable as of December 31, 2023, was immaterial.

17. Contingent Liabilities

LEGAL PROCEEDINGS

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, and with the exception of losses resulting from the antitrust proceedings described below, it is the opinion of management that the various legal proceedings and investigations to which the Company currently is a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience material litigation, product liability or other losses in the future.

ANTITRUST MATTERS

Authorities in several jurisdictions have conducted broad, and in some cases, long-running investigations of suspected anti-competitive behavior among parts suppliers in the global automotive vehicle industry. These investigations included, but are not limited to, the products that the Company sells. In addition to concluded matters, authorities of other countries with significant light vehicle manufacturing or sales may initiate similar investigations.

PRODUCT WARRANTY, RECALLS AND INTELLECTUAL PROPERTY

Autoliv is exposed to various claims for damages and compensation if its products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected or is defective, the Company may face warranty and recall claims. Where such (actual or alleged) failure or defect results, or is alleged to result, in bodily injury and/or property damage, the Company may also face product liability and other claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Government safety regulators may also play a role in warranty and recall practices. Recall decisions regarding the Company's products may require a significant amount of judgment by us, our customers and safety regulators and are influenced by a variety of factors. Once a recall has been made, the cost of a recall is also subject to a significant amount of judgment and discussions between the Company and its customers. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of products when the product supplied did not perform as represented by us or expected by the customer in either a warranty or a recall situation. Accordingly, the future costs of warranty or recall claims by the customers may be material. However, the Company believes its established reserves are adequate. Autoliv's warranty reserves are based upon the Company's best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the adequacy of these reserves, and adjusts them when appropriate. However, the final amounts actually due related to these matters could differ materially from the Company's recorded estimates.

In addition, as vehicle manufacturers increasingly use global platforms and procedures, quality performance evaluations are also conducted on a global basis. Any one or more quality, warranty or other recall issue(s) (including those affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures such as a temporary or prolonged suspension of new orders, which may have a material impact on the Company's results of operations.

The Company maintains a program of insurance, which may include commercial insurance, self-insurance, or a combination of both approaches, for potential recall and product liability claims in amounts and on terms that it believes are reasonable and prudent based on our prior claims experience. The Company's insurance policies generally include coverage of the costs of a recall, although costs related to replacement parts are generally not covered. In addition, a number of the agreements entered into by the Company, including the Spin-off Agreements, require Autoliv to indemnify the other parties for certain claims. Autoliv cannot assure that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses or with respect to other obligations, now or in the future, or that such coverage always will be available should we, now or in the future, wish to extend, increase or otherwise adjust our insurance.

As noted in Note 12 above, as of December 31, 2023, the Company has accrued $96 million for total product related liabilities. The majority of the total product liability accrual as of December 31, 2023, relates to recalls, which are generally covered by insurance. Insurance receivables for such recall related liabilities total $83 million as of December 31, 2023.

Product Liability:

On September 18, 2014, Jamie Andrews filed a wrongful death products liability suit against several Autoliv entities stemming from a fatal car accident in 2013 where the plaintiff's husband was fatally injured. The lawsuit alleged that Autoliv should be liable for a designed driver seatbelt. On December 31, 2021, the United States District Court for the Northern District of Georgia entered a Final Order and Judgment concluding that Mr. Andrews's seatbelt was defectively designed and Autoliv was strictly liable for the design. Autoliv was ordered to pay approximately $118 million in compensatory and punitive damages and pre-judgment interests. On July 18, 2023, the Company, without admitting any liability, executed settlement agreements and resolved the lawsuit with all interested parties, concluding the matter. The final amount by which the product liability accrual exceeded the product liability insurance receivable is $8 million and includes self-insurance retention costs and deductibles.

Autoliv and several of its subsidiaries have been named in a class action lawsuit that has been consolidated in a multi-district litigation (MDL) Northern District of Georgia. The plaintiffs in the MDL (the "ARC Inflator Class Action") generally allege that the defendants have violated various state competition, warranty, and trade practice laws relating to ARC inflators included in airbag modules that Autoliv or its subsidiaries allegedly supplied after Autoliv acquired certain Delphi assets (the "Delphi Acquisition") in December 2009. The Company denies these allegations. Autoliv is not aware of any performance issues regarding ARC inflators included with its airbags at the directions of its customers that it shipped following the Delphi Acquisition. The proceedings remain ongoing. The Company has determined pursuant to ASC 450 that a loss is reasonably possible with respect to the ARC Inflator Class Action. However, the Company continues to evaluate this matter, no accrual has been made, and no estimated range of potential loss can be determined at this time. The Company cannot predict the ultimate outcome of the ARC Inflator Class Action.

On September 5, 2023, the National Highway Traffic Safety Administration (the "NHTSA") issued an initial decision to recall approximately 52 million frontal driver and passenger airbag inflators manufactured by ARC and Delphi Automotive Systems because the NHTSA determined that the airbag inflators contain a safety defect resulting in field ruptures. Some of the ARC inflators included in the airbag modules that Autoliv or its subsidiaries supplied after the Delphi Acquisition were included in such initial decision. The NHTSA has yet to release its final decision. If NHTSA final decision results in a recall, it is anticipated that such decision will be challenged in US federal court. The Company has determined pursuant to ASC 450 that a loss is reasonably possible with respect to the NHTSA ARC recall. However, the Company continues to evaluate this matter, no accrual has been made, and no estimated range of potential loss can be determined at this time. The Company cannot predict the ultimate outcome of the NHTSA ARC recall.

Specific Recalls:

In the fourth quarter of 2020, the Company was made aware of a potential recall by American Honda Motor Co. and the recall of approximately 449,000 vehicles relating to the malfunction of front seat belt buckles was announced on March 9, 2023 (the "Honda Buckle Recall"). The Company determined pursuant to ASC 450 that a loss with respect to the Honda Buckle Recall is probable and accrued an amount that is reflected in the total product liability accrual in the fourth quarter of 2020, increased the accrual in the fourth quarter of 2021, and reduced the accrual in the fourth quarter of 2023 based on vehicle repair cost data. Following the accrual reduction in the fourth quarter of 2023, the amount by which the product liability accrual exceeds the product liability insurance receivable with respect to the Honda Buckle Recall is $10 million and includes self-insurance retention costs and deductibles. The ultimate loss to the Company of the Honda Buckle Recall could be materially different from the amount the Company has accrued.

Volvo Car USA, LLC (together with its affiliates, "Volvo") has recalled approximately 762,000 vehicles relating to the malfunction of inflators produced by ZF (the "ZF Inflator Recall"). The recalled ZF inflators were included in airbag modules supplied by the Company only to Volvo. The recall commenced in November 2020 and later expanded in September 2021. Because the Company's airbags were involved with the ZF Inflator Recall, the Company has determined pursuant to ASC 450 that a loss is reasonably possible with respect to the ZF Inflator Recall. The Company continues to evaluate this matter with Volvo and ZF and no accrual has been made. Although the Company currently estimates a range of $0 to $43 million with respect to this potential loss, the Company anticipates that any losses net of insurance claims and claims against ZF will be immaterial.

Intellectual property:

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company does seek to procure the necessary rights to utilize intellectual property rights associated with its products, it may fail to do so. Where the Company so fails, the Company may be exposed to material claims from the owners of such rights. Where the Company has sold products which infringe upon such rights, its customers may be entitled to be indemnified by the Company for the claims they suffer as a result thereof. Such claims could be material.

The table in Note 12 above summarizes the change in the balance sheet position of the product related liabilities for the fiscal year ended December 31, 2023.

18. Retirement Plans

DEFINED CONTRIBUTION PLANS

Many of the Company's employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to defined contribution plans for the years ended December 31, 2023, 2022 and 2021 were $26 million, $24 million, and $18 million, respectively.

MULTIEMPLOYER PLANS

The Company participates in a multiemployer plan in Sweden. This ITP-2 plan is funded through Alecta and covers employees born before 1979, for whom it provides a final pay pension benefit based on all service with participating employers. The Company must pay for wage increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits and is more than 100% funded. The Company´s contributions to this multiemployer plan for the years ended December 31, 2023, 2022 and 2021 were $4 million, $6 million and $5 million, respectively.

DEFINED BENEFIT PLANS

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., France, Germany, India, Japan, Mexico, Philippines, Poland, Sweden, South Korea, Thailand, Turkey and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants.

The main plan is the U.S. plan for which the benefits are based on an average of the employee's earnings and on credited service earned through December 31, 2021. In a prior year, the Company closed participation in the Autoliv ASP, Inc. Pension Plan to exclude those employees hired after December 31, 2003. Within the U.S. there is also a non-qualified restoration plan that provides benefits to employees whose benefits in the primary U.S. plan are restricted by limitations on the compensation that can be considered in calculating their benefits. Effective December 31, 2021, the Autoliv ASP, Inc. Pension Plan is frozen to new accruals and, by extension, the non-qualified restoration plan is also frozen. Settlement accounting has been recognized each quarter in 2023 and 2022 for the U.S. plans because the lump-sum payments made to plan participants during 2023 and 2022 exceeded the sum of service cost and interest cost.

For the Company's non-U.S. defined benefit plans the most significant individual plan is in the U.K. The Company has closed participation in the U.K. defined benefit plan to exclude all employees hired after April 30, 2003 with few members currently accruing benefits.

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE YEARS ENDED DECEMBER 31

(Dollars in millions)	U.S. 2023		U.S. 2022		Non-U.S. 2023		Non-U.S. 2022	
Benefit obligation at beginning of year	$	227	$	381	$	192	$	260
Service cost		—		—		9		9
Interest cost		12		12		10		6
Actuarial (gain) loss due to:								
Change in discount rate		5		(111)		(22)		(65)
Experience		2		15		(1)		4
Other assumption changes		2		—		24		18
Benefits paid		(4)		(4)		(10)		(20)
Plan settlements/curtailments		(17)		(66)		(2)		(3)
Plan amendments		—		—		1		2
Other		—		—		0		—
Translation difference		—		—		7		(19)
Benefit obligation at end of year	$	226	$	227	$	208	$	192
Fair value of plan assets at beginning of year	$	201	$	343	$	63	$	101
Actual return on plan assets		24		(75)		3		(27)
Company contributions		0		3		11		19
Benefits paid		(4)		(4)		(10)		(20)
Plan settlements		(17)		(66)		(0)		—
Translation difference		—		—		3		(10)
Fair value of plan assets at end of year	$	204	$	201	$	70	$	63
Pension liability recognized in the balance sheet	$	21	$	26	$	138	$	129

The U.S. plan provides that benefits may be paid in the form of a lump sum, if so elected by the participant. In order to more accurately reflect a market-derived pension obligation, Autoliv adjusts the assumed lump sum interest rate to reflect market conditions as of each December 31. This methodology is consistent with the approach required under the Pension Protection Act of 2006, which provides the rules for determining minimum funding requirements in the U.S.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS FOR THE YEARS ENDED DECEMBER 31

(Dollars in millions)	U.S. 2023	U.S. 2022	U.S. 2021
Service cost	$ —	$ —	$ 8
Interest cost	12	12	10
Expected return on plan assets	(10)	(14)	(18)
Amortization of actuarial loss	0	0	2
Settlement loss	1	6	5
Net periodic benefit cost	**$ 3**	**$ 4**	**$ 7**

(Dollars in millions)	Non-U.S. 2023	Non-U.S. 2022	Non-U.S. 2021
Service cost	$ 9	$ 9	$ 12
Interest cost	10	6	5
Expected return on plan assets	(3)	(2)	(2)
Amortization of prior service costs	1	1	0
Amortization of actuarial loss	1	1	1
Settlement/curtailment (gain) loss	0	(8)	0
Net periodic benefit cost	**$ 18**	**$ 7**	**$ 17**

The service cost and amortization of prior service cost components are reported among other employee compensation costs in the Consolidated Statements of Income. The remaining components, interest cost, expected returns on plan assets and amortization of actuarial loss, are reported as Other non-operating items, net in the Consolidated Statements of Income.

Amortization of the net actuarial loss from accumulated other comprehensive income is made over the estimated average remaining lifetime of the plan participants (27 to 31 years) for the U.S. plans, and the estimated average remaining service lives or lifetimes of the plan participants for the non-U.S. plans, the periods varying over a wide range between the different countries depending on the age of the population concerned.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS BEFORE TAX AS OF DECEMBER 31

(Dollars in millions)	U.S. 2023	U.S. 2022	Non-U.S. 2023	Non-U.S. 2022
Net actuarial loss	$ 15	$ 22	$ 19	$ 18
Prior service cost	—	—	4	4
Total accumulated other comprehensive loss recognized in the balance sheet	**$ 15**	**$ 22**	**$ 24**	**$ 22**

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS BEFORE TAX FOR THE YEARS ENDED DECEMBER 31

(Dollars in millions)	U.S. 2023	U.S. 2022	Non-U.S. 2023	Non-U.S. 2022
Total retirement benefit recognized in accumulated other comprehensive loss at beginning of year	**$ 22**	**$ 35**	**$ 22**	**$ 33**
Net actuarial loss (gain)	(6)	(7)	2	(15)
Amortization or curtailment recognition of prior service credit (cost)	—	—	(1)	1
Amortization or settlement recognition of net gain (loss)	(1)	(6)	(1)	5
Translation difference	—	—	2	(2)
Total retirement benefit recognized in accumulated other comprehensive loss at end of year	**$ 15**	**$ 22**	**$ 24**	**$ 22**

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $226 million and $227 million at December 31, 2023 and 2022, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $173 million and $154 million at December 31, 2023 and 2022, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: U.S., Mexico, France, Germany, Japan, South Korea, Sweden, Thailand and Turkey.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	U.S.		Non-U.S.	
(Dollars in millions)	2023	2022	2023	2022
Projected Benefit Obligation (PBO)	$ 226	$ 227	$ 145	$ 134
Accumulated Benefit Obligation (ABO)	226	227	116	102
Fair value of plan assets	204	201	2	2

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31

	U.S.		Non-U.S.[1]	
(% Weighted average / % Weighted average range)	2023	2022	2023	2022
Discount rate	5.13	5.41	1.00-10.25	0.75-9.75
Rate of increases in compensation level	n/a	n/a	2.25-5.00	2.10-5.00

1) The % weighted average ranges in the tables above represent significant non-U.S. plans only.

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR THE YEARS ENDED DECEMBER 31

	U.S.		
(% Weighted average)	2023	2022	2021
Discount rate	5.41	2.77	2.37
Rate of increases in compensation level	n/a	n/a	2.65
Expected long-term rate of return on assets	5.05	5.05	5.05

	Non-U.S.[1]		
(% Weighted average range)	2023	2022	2021
Discount rate	0.75-9.75	0.25-8.00	0.25-7.25
Rate of increases in compensation level	2.10-5.00	1.80-5.00	1.80-5.00
Expected long-term rate of return on assets	4.20-4.80	1.70-2.20	1.40-2.25

1) The % weighted average ranges in the tables above represent significant non-U.S. plans only.

The discount rate for the U.S. plans has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. The expected timing of cash flows from the plan has also been considered in selecting the discount rate. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The discount rate for the U.K. plan has been set based on the weighted average yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market. The expected return on assets for the U.S. and U.K. plans are based on the fair value of the assets as of December 31.

The level of equity exposure is currently targeted at approximately 32% for the primary U.S. plan. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on the U.S. plan assets of 5.05% for calculating the 2023 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 4.20-4.80% for 2023. The closed U.K. plan, which has a targeted allocation of almost 100% debt instruments, accounts for approximately 73% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plans during 2023 and 2022 amounting to $0 million and $3 million, respectively. Contributions to the U.K plan during 2023 and 2022 amounted to $2 million and $2 million, respectively. The Company expects to contribute $1 million to its U.S. pension plans in 2024 and is currently projecting a yearly funding at the same level in the years thereafter. For the U.K. pension plan, which is the most significant non-U.S. plan, the Company expects to contribute $2 million in 2024 and in the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR THE YEARS ENDED DECEMBER 31

ASSETS CATEGORY (% Weighted average)	U.S. Target allocation	U.S. 2023	U.S. 2022	Non-U.S. 2023	Non-U.S. 2022
Equity securities %	32	31	23	0	0
Debt instruments %	68	68	76	64	60
Other assets %	—	1	1	36	40
Total %	**100**	**100**	**100**	**100**	**100**

The following table summarizes the fair value of the Company's U.S. and non-U.S. defined benefit pension plan assets:

(Dollars in millions)	Fair value measurement at December 31, 2023	Fair value measurement at December 31, 2022
Assets		
Non-U.S. Bonds		
Government	$ 24	$ 15
Corporate	21	23
Insurance Contracts	17	14
Other Investments	10	11
Assets at fair value Level 2	**71**	**63**
Investments measured at net asset value (NAV):		
Common collective trusts	203	201
Total	**$ 274**	**$ 264**

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Certain assets that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Plan assets not measured using the NAV are classified as Level 2 in the table above. Plan assets measured using the NAV mainly relate to the U.S. defined benefit pension plans and are separately disclosed as Common collective trusts below the Level 2 assets in the table above.

The estimated future benefit payments for the pension benefits reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially for the U.S. plan since historically this plan pays the majority of benefits as a lump sum, where the lump sum amounts vary with market interest rates.

PENSION BENEFITS EXPECTED PAYMENTS (dollars in millions)	U.S.	Non-U.S.
2024	$ 14	$ 17
2025	17	12
2026	20	12
2027	19	14
2028	21	14
Years 2029-2033	91	84

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company currently provides postretirement health care and life insurance benefits to a limited group of U.S. retirees.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with 15 years of service (5 years before December 31, 2006), are reimbursed for qualified medical expenses up to a maximum annual amount. Spouses for certain retirees are also eligible for reimbursement under the plan. Life insurance coverage is available for those who elect coverage under the retiree health plan. During 2014, the plan was amended to move from a self-insured model where employees were charged an estimated premium based on anticipated plan expenses for continued coverage, to a plan where retirees are provided a fixed contribution to a Health Retirement Account (HRA). Retirees can use the HRA funds to purchase insurance through a private exchange. Employees hired on or after January 1, 2004 are not eligible to participate in the plan.

As of December 31, 2023 and 2022, the benefit obligation for postretirement benefit plans other than pensions were $13 million and $13 million, respectively. The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The components of the net periodic benefit costs associated with these plans were immaterial for the years 2023, 2022 and 2021.

The average discount rate used to determine the U.S. postretirement benefit obligation was 5.16% in 2023 and 5.39% in 2022. The average discount rate used in determining the postretirement benefit cost was 5.39% in 2023, 2.91% in 2022 and 2.60% in 2021.

The accumulated other comprehensive income before tax associated with the postretirement benefit plans other than pensions recognized in the balance sheet as of December 31, 2023 and 2022 were $6 million and $7 million, respectively. The components of the accumulated other comprehensive income were immaterial for the years 2023 and 2022.

The estimated future benefit payments for the postretirement benefits, which reflect expected future service as appropriate, are expected to be immaterial for all the future years.

19. Segment Information

The Company has one operating segment which includes Autoliv's airbag and seatbelt products and components. The operating results of the operating segment are regularly reviewed by the Company's chief operating decision maker to assess the performance of the operating segment and make decisions about resources to be allocated to the operating segment.

The Company's customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2023: Renault 10% (including Nissan and Mitsubishi) and Stellantis 10%.

In 2022: Renault 11% (including Nissan and Mitsubishi), Stellantis 11% and VW 10%.

In 2021: Renault 13% (including Nissan and Mitsubishi), Stellantis 11% and VW 10%.

NET SALES BY REGION (Dollars in millions)	2023	2022	2021
China	$ 2,105	$ 1,883	$ 1,766
Asia, excl. China	1,968	1,638	1,641
Americas	3,526	2,967	2,535
Europe	2,877	2,355	2,289
Total	$ 10,475	$ 8,842	$ 8,230

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

External sales in the U.S. amounted to $2,342 million, $2,029 million and $1,724 million in 2023, 2022 and 2021, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $343 million, $298 million and $280 million in 2023, 2022 and 2021, respectively.

NET SALES BY PRODUCT (Dollars in millions)	2023	2022	2021
Airbag, Steering Wheels and Other[1]	$ 7,055	$ 5,807	$ 5,380
Seatbelt Products[1]	3,420	3,035	2,850
Total net sales	$ 10,475	$ 8,842	$ 8,230

1) Including Corporate and other sales.

LONG-LIVED ASSETS (Dollars in millions)	2023	2022
China	$ 592	$ 541
Asia, excl China	408	315
Americas	570	511
Europe	797	752
Total	$ 2,367	$ 2,119

Long -lived assets in the table above consists of Property, Plant and Equipment and Operating Lease right-of-use asset. Long-lived assets in the U.S. amounted to $261 million and $257 million for 2023 and 2022, respectively.

20. Earnings Per Share

The computation of basic and diluted earnings per share were as follows (dollars and shares in millions):

	2023	2022	2021
Numerator:			
Basic and diluted:			
Net income attributable to common shareholders	$ 488	$ 423	$ 435
Denominator:			
Basic weighted average common stock	85.0	87.1	87.5
Added: Weighted average stock options/share awards	0.2	0.2	0.2
Diluted weighted average common stock	85.2	87.2	87.7
Net earnings per share - basic	$ 5.74	$ 4.86	$ 4.97
Net earnings per share - diluted	$ 5.72	$ 4.85	$ 4.96

Anti-dilutive shares outstanding for the years ended December 31, 2023, 2022 and 2021 were immaterial.

21. Subsequent Events

There were no reportable events subsequent to December 31, 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes to and no disagreements with our independent auditors regarding accounting or financial disclosure matters in our two most recent fiscal years.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation has been carried out by the Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Autoliv's internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework).

Based on our assessment, we believe that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

(b) Attestation Report of the Registered Public Accounting Firm

Ernst & Young AB has issued an attestation report on the Company's internal control over financial reporting, which is included herein as the Report of Independent Registered Public Accounting Firm under Item 8. Financial Statements and Supplementary Data for the year ended December 31, 2023.

(c) Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15-(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

On November 6, 2023, Jonas Jademyr, Executive Vice President, Quality and Project Management, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2024. These sales are intended to cover vesting taxes and would occur between February 20, 2024 and February 28, 2024.

On November 6, 2023, Mikael Hagstrom, Vice President, Corporate Controller, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2024. These sales are intended to cover vesting taxes and would occur between February 20, 2024 and February 28, 2024.

On November 8, 2023, Christian Swahn, Executive Vice President, Supply Chain Management, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2024. These sales are intended to cover vesting taxes and would occur between February 20, 2024 and February 28, 2024.

On November 10, 2023, Fredrik Westin, Executive Vice President & Chief Financial Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2024 and February 2025. These sales are intended to cover vesting taxes and would occur between (i) February 20, 2024 and February 28, 2024 and (ii) February 21, 2025 and February 28, 2025.

On November 13, 2023, Mikael Bratt, President & Chief Executive Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of performance stock units on February 20, 2024. These sales are intended to cover vesting taxes and would occur between February 20, 2024 and February 28, 2024.

On November 13, 2023, Jordi Lombarte, Executive Vice President and Chief Technology Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2024 net of shares withheld for taxes. These sales would occur between February 20, 2024 and February 28, 2024.

On November 14, 2023, Colin Naughton, President, Autoliv Asia, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 45% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2024. These sales are intended to cover vesting taxes and would occur between February 20, 2024 and February 28, 2024.

On November 14, 2023, Magnus Jarlegren, President, Autoliv Europe, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2024. These sales are intended to cover vesting taxes and would occur between February 20, 2024 and February 28, 2024.

On November 15, 2023, Anthony Nellis, President & Chief Executive Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell up to 760 of shares of Autoliv, Inc. common stock, which would be acquired upon the exercise of vested stock options expiring in 2025, with any such sales to occur between (i) February 20, 2024 and March 22, 2024, (ii) May 1, 2024 and June 14, 2024, (iii) July 24, 2024 and September 13, 2024, and (iv) October 23, 2024 and December 13, 2024, subject to certain conditions.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10. regarding executive officers, directors and nominees for election as directors of Autoliv, Autoliv's Audit Committee, Autoliv's code of ethics, and compliance with Section 16(A) of the Securities Exchange Act is incorporated herein by reference from the information under the captions "Executive Officers of the Company" and "Proposal 1: Election of Directors", "Committees of the Board" and "Audit and Risk Committee Report", "Corporate Governance Guidelines and Codes of Conduct", and "Delinquent Section 16(a) Reports", respectively, in the Company's 2024 Proxy Statement. Information on Board meeting attendance is provided under the caption "Board Meetings" in the 2024 Proxy Statement and incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11. regarding executive compensation for the year ended December 31, 2023 is included under the caption "Compensation Discussion and Analysis" in the 2024 Proxy Statement and is incorporated herein by reference. The information required by the same item regarding Leadership Development and Compensation Committee is included in the sections "Leadership Development and Compensation Committee Interlocks and Insider Participation" and "Leadership Development and Compensation Committee Report" in the 2024 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12. regarding beneficial ownership of Autoliv's common stock is included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2024 Proxy Statement and is incorporated herein by reference.

Shares Previously Authorized for Issuance Under the 1997 Stock Incentive Plan

The following table provides information as of December 31, 2023, about the common stock that may be issued under the Autoliv, Inc. Stock Incentive Plan. The Company does not have any equity compensation plans that have not been approved by its stockholders.

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3)
Equity compensation plans approved by security holders (1)	316,936	$ 76.97	2,557,274
Equity compensation plans not approved by security holders	—	—	—
Total	316,936	$ 76.97	2,557,274

(1) Autoliv, Inc. Stock Incentive Plan, as amended and restated on May 6, 2009, as amended by Amendment No. 1 dated December 17, 2010 and Amendment No. 2 dated May 8, 2012.
(2) Excludes restricted stock units and performance shares which convert to shares of common stock for no consideration.
(3) All such shares are available for issuance pursuant to grants of full-value stock awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding the Company's policy and procedures concerning related party transactions is included under the caption "Related Person Transactions" in the 2024 Proxy Statement and is incorporated herein by reference. Information regarding director independence can be found under the caption "Board Independence" in the 2024 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 9(e) of Schedule 14A regarding principal accounting fees and the information required by Item 14 regarding the pre-approval process of accounting services provided to Autoliv is included under the caption "Proposal 3. Ratification of Appointment of Independent Registered Public Accounting Firm Appointment" in the 2024 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a)   Documents Filed as Part of this Report

(1)   Financial Statements

  (i)   Consolidated Statements of Income – Years ended December 31, 2023, 2022 and 2021;

  (ii)   Consolidated Statements of Comprehensive Income – Years ended December 31, 2023, 2022 and 2021;

  (iii)   Consolidated Balance Sheets – as of December 31, 2023 and 2022;

  (iv)   Consolidated Statements of Cash Flows – Years ended December 31, 2023, 2022 and 2021;

  (v)   Consolidated Statements of Total Equity – as of December 31, 2023, 2022 and 2021;

  (vi)   Notes to Consolidated Financial Statements; and

  (vii)   Reports of Independent Registered Public Accounting Firm (PCAOB Auditor ID No. 1433).

(2)   Financial Statement Schedules

All of the schedules specified under Regulation S-X to be provided by Autoliv have been omitted either because they are not applicable, they are not required, or the information required is included in the financial statements or notes thereto.

(3)   Exhibits

Exhibit No.	Description
2.1	Distribution Agreement, dated June 28, 2018, between Veoneer, Inc. and Autoliv, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-12933, filing date July 2, 2018).
3.1	Autoliv's Restated Certificate of Incorporation, as amended, incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 22, 2015).
3.2	Autoliv's Third Restated By-Laws, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-12933, filing date December 18, 2015).
4.1	Indenture, dated March 30, 2009, between Autoliv, Inc. and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.1 to Autoliv's Registration Statement on Form 8-A (File No. 001-12933, filing date March 30, 2009)
4.2	Second Supplemental Indenture (including Form of Global Note), dated March 15, 2012, between Autoliv, Inc. and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-12933, filing date March 15, 2012).
4.3	Form of Note Purchase and Guaranty Agreement dated April 23, 2014, among Autoliv ASP, Inc., Autoliv, Inc. and the purchasers named therein, incorporated herein by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 25, 2014).
4.4	Amendment and Waiver 2014 Note Purchase and Guaranty Agreement, dated May 24, 2018 among Autoliv, Inc., Autoliv ASP, Inc. and the noteholders named therein, incorporated herein by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
4.5	Agency Agreement dated June 26, 2018 among Autoliv, Inc., Autoliv ASP Inc. and HSBC Bank PLC, incorporated herein by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
4.6	Description of Registrant´s Securities, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 19, 2021).
4.7	Amended and Restated Agency Agreement, dated February 22, 2022, among Autoliv, Inc., Autoliv ASP, Inc. and the dealers named therein, incorporated herein by reference to Exhibit 4.14 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 22, 2022).
4.8	Base listing Particulars Agreement, dated February 17, 2023, among Autoliv, Inc., Autoliv ASP, Inc. and the dealers named therein, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-12933, filing date March 16, 2023).
4.9	Amended and Restated Programme Agreement, dated February 17, 2023, among Autoliv, Inc., Autoliv ASP, Inc. and the dealers named therein, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 001-12933, filing date March 16, 2023).

10.1+	Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated on May 6, 2009, incorporated herein by reference to Appendix A of the Definitive Proxy Statement of Autoliv, Inc. on Schedule 14A (filing date March 23, 2009).
10.2+	Amendment No. 1 to the Autoliv, Inc. 1997 Stock Incentive Plan as amended and restated on May 6, 2009, dated December 17, 2010, incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 23, 2011).
10.3+	Amendment No. 2 to the Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated on May 6, 2009, dated May 8, 2012, incorporated herein by reference to Exhibit 10.29 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 20, 2012).
10.4+	Amendment No. 3 to the Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated, dated April 24, 2017, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 28, 2017).
10.5	Form of Note Purchase and Guaranty Agreement, dated April 23, 2014, among Autoliv ASP, Inc., Autoliv, Inc. and the purchasers named therein, incorporated herein by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 25, 2014).
10.6	General Terms and Conditions for Swedish Depository Receipts in Autoliv, Inc. representing common shares in Autoliv, Inc., effective as of May 30, 2018, with Skandinaviska Enskilda Banken AB (publ) serving as custodian, incorporated herein by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
10.7	Tax Matters Agreement, dated June 28, 2018, between Veoneer, Inc. and Autoliv, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-12933, filing date July 2, 2018).
10.8+	Employment Agreement, effective as of June 29, 2018, by and between Autoliv, Inc. and Mikael Bratt, incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
10.9+	Employment Agreement, dated March 21, 2018 and effective as of June 29, 2018, by and between Autoliv, Inc. and Jordi Lombarte incorporated herein by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
10.10+	Employment Agreement, effective as of June 29, 2018, by and between Autoliv, Inc. and Anthony J. Nellis, incorporated herein by reference to Exhibit 10.14 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
10.11	Cooperation Agreement, dated March 1, 2019, between Autoliv, Inc. and Cevian Capital II GP Limited, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-12933, filing date March 1, 2019).
10.12+	Employment Agreement, dated March 18, 2019, between Autoliv, Inc. and Christian Swahn, incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 25, 2019).
10.13	Form of Indemnification Agreement between Autoliv, Inc. and its directors and certain of its executive officers, incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 25, 2019).
10.14[+]	Employment Agreement, dated November 26, 2019 and effective as of March 1, 2020, between Autoliv, Inc. and Fredrik Westin, incorporated herein by reference to Exhibit 10.56 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 21, 2020).
10.15[+]	Form of Employee performance share units grant agreement (2020) to be used under the Autoliv, Inc 1997 Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 24, 2020).
10.16	Facility Agreement, dated May 28, 2020, by and among Autoliv AB, as borrower, Autoliv, Inc. and Autoliv ASP, as guarantors, and AB Svensk Exportkredit, as lender, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 17, 2020).
10.17[+]	Employment Agreement, dated June 8, 2020 and effective as of June 15, 2020, by between Autoliv, Inc. and Kevin Fox, incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 17, 2020).
10.18+*	Amendment No. 1, effective as of July 1, 2020, to Employment Agreement, effective March 21, 2018, by and between Autoliv Inc. and Jordi Lombarte, incorporated herein by reference to Exhibit 10.25 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 16, 2023).
10.19[+]	Employment Agreement, effective as of August 17, 2020, by and between Autoliv AB and Mikael Hagström incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 23, 2020).
10.20+	Employment Agreement, dated October 1, 2020 and effective as of November 1, 2020, by and between Autoliv Inc. and Colin Naughton incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 23, 2021).

10.21+   Amendment No. 2, effective as of March 9, 2021, to Employment Agreement, effective March 21, 2018, by and between Autoliv Inc. and Jordi Lombarte incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 23, 2021).

10.22+   Form of Employee restricted stock units grant agreement (2021) to be used under the Autoliv, Inc 1997 Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 23, 2021).

10.23+   Form of Employee performance share units grant agreement (2021) to be used the Autoliv, Inc 1997 Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 23, 2021).

10.24+   Amendment No. 1, effective as of April 1, 2021, to Employment Agreement, effective March 18, 2019, by and between Autoliv Inc. and Christian Swahn incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 23, 2021).

10.25+   Employment Agreement, dated December 14, 2021 and effective as of January 19, 2021, by and between Autoliv Inc. and Sng Yih incorporated herein by reference to Exhibit 10.46 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 22, 2022).

10.26+   Form of Employee restricted stock units grant agreement (2022) to be used under the Autoliv, Inc 1997 Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 22, 2022).

10.27+   Form of Employee performance share units grant agreement (2022) to be used promised under the Autoliv, Inc 1997 Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 22, 2022).

10.28   Facilities Agreement, dated May 23, 2022, among Autoliv, Inc., Autoliv ASP, Inc., Citibank, N.A., London Branch, Mizuho Bank, Ltd., Skandinaviska Enskilda Banken AB (publ), and the other parties and lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 22, 2022).

10.29+   Autoliv, Inc. Non-employee Director Compensation Policy, effective November 1, 2022 incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 21, 2022).

10.30+   Employment Agreement, dated December 1, 2022 and effective as of January 15, 2023, by and between Autoliv, Inc. and Jonas Jademyr, incorporated herein by reference to Exhibit 10.37 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 16, 2023).

10.31+   Amendment, dated and effective December 5, 2022, to Employment Agreement, effective as of January 23, 2020, by and between Autoliv, Inc. and Svante Mogefors, incorporated herein by reference to Exhibit 10.38 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 16, 2023).

10.32+   Autoliv, Inc. Non-Employee Director Compensation Policy effective May 1, 2023, incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 21, 2023).

10.33+   Form of Non-Employee Director Restricted Stock Unit Grant Agreement (2023) to be used under the Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 21, 2023).

10.34+   Employment Agreement, dated May 17, 2023, by and between Autoliv, Inc. and Petra Albuschus incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 21, 2023).

10.35+   Mutual Separation Agreement, dated July 10, 2023, by and between Autoliv, Inc. and Frithjof Oldorff incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 21, 2023).

10.36+   Amendment No. 1 to Employment Agreement, dated October 1, 2023, by and between Autoliv, Inc. and Colin Naughton incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 20, 2023).

10.37+*   Employment Agreement, dated November 21, 2023, by and between Autoliv Switzerland GmbH and Magnus Jarlegren.

21*   Autoliv's List of Subsidiaries.

23*   Consent of Independent Registered Public Accounting Firm.

31.1*   Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.

31.2*   Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.

32.1*   Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Autoliv, Inc. Compensation Recoupment Policy.
101.INS*	Inline XBRL Instance Document – The instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

* Filed herewith.

+ Management contract or compensatory plan.

† Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 20, 2024.

AUTOLIV, INC.
(Registrant)

By /s/ Fredrik Westin
    Fredrik Westin
    Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, as of February 20, 2024.

Title	Name
Chairman of the Board of Directors	/s/ Jan Carlson
	Jan Carlson
Chief Executive Officer and President (Principal Executive Officer) and Director	/s/ Mikael Bratt
	Mikael Bratt
Chief Financial Officer (Principal Financial and Principal Accounting Officer)	/s/ Fredrik Westin
	Fredrik Westin
Director	/s/ Laurie Brlas
	Laurie Brlas
Director	/s/ Hasse Johansson
	Hasse Johansson
Director	/s/ Leif Johansson
	Leif Johansson
Director	/s/ Franz-Josef Kortüm
	Franz-Josef Kortüm
Director	/s/ Frédéric Lissalde
	Frédéric Lissalde
Director	/s/ Xiaozhi Liu
	Xiaozhi Liu
Director	/s/ Gustav Lundgren
	Gustav Lundgren
Director	/s/ Martin Lundstedt
	Martin Lundstedt
Director	/s/ Thaddeus Senko
	Thaddeus Senko

Glossary and Definitions

In this report, the following company or industry specific terms and abbreviations are used:

CAPITAL EMPLOYED

Total equity and net debt (net cash).

CAPITAL EXPENDITURES

Investments in property, plant and equipment.

CPV

Content Per Vehicle, i.e. value of the safety products in a vehicle.

EARNINGS PER SHARE

Net income attributable to controlling interest relative to weighted average number of shares (net of treasury shares) assuming dilution and basic, respectively.

EBITDA

Earnings before interest, taxes, depreciation, and amortization

GROSS MARGIN

Gross profit relative to sales.

MEDIUM AND LOW INCOME MARKETS

Includes all markets except North America, Western Europe, Japan and South Korea.

HEADCOUNT

Employees plus temporary personnel.

HIGH INCOME MARKETS

Includes North America, Western Europe, Japan and South Korea.

INVENTORY OUTSTANDING IN RELATION TO SALES

Outstanding inventory relative to annualized fourth quarter sales.

LEVERAGE RATIO

Debt per the Policy (Net debt adjusted for pension liabilities) in relation to EBITDA per the Policy (Adjusted EBITDA) (Earnings Before Interest, Taxes, Depreciation and Amortization, other non-operating items, net, income from equity method investments and capacity alignments), see Item 7 for a calculation of this non-U.S. GAAP measure.

LVP

Light vehicle production of light motor vehicles with a gross weight of up to 3.5 metric tons.

This 10-K includes content supplied by S&P Global; Copyright © Light Vehicle Production Forecast, January 2024. All rights reserved. S&P Global is a global supplier of independent industry information. The permission to use S&P Global copyrighted reports, data and information does not constitute an endorsement or approval by S&P Global of the manner, format, context, content, conclusion, opinion or viewpoint in which S&P Global reports, data and information or its derivations are used or referenced herein.

NET DEBT

Short and long-term debt including debt-related derivatives less cash and cash equivalents, see Non-U.S. GAAP Performance Measures in Item 7 for a reconciliation of this non-U.S. GAAP measure.

NUMBER OF EMPLOYEES

Employees with a continuous employment agreement, recalculated to full time equivalent heads.

OEM

Original Equipment Manufacturer referring to customers assembling new vehicles.

OPERATING MARGIN

Operating income relative to sales.

OPERATING WORKING CAPITAL

Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See Non-U.S. GAAP Performance Measures in Item 7 for reconciliation of this non-U.S. GAAP measure.

PAYABLES OUTSTANDING IN RELATION TO SALES

Outstanding payables relative to annualized fourth quarter sales.

RECEIVABLES OUTSTANDING IN RELATION TO SALES

Outstanding receivables relative to annualized fourth quarter sales.

RETURN ON CAPITAL EMPLOYED

Operating income and equity in earnings of affiliates, relative to average capital employed.

RETURN ON TOTAL EQUITY

Net income relative to average total equity.

TRADE WORKING CAPITAL

Outstanding receivables and outstanding inventory less outstanding payables.



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